

2023 ANNUAL REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2023

Commission File Number 0-26589

THE FIRST BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Maine	**01-0404322**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

223 Main Street	**Damariscotta**	**Maine**	**04543**
(Address of principal executive offices)			(Zip code)

(207) 563-3195
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	FNLC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ **No** ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or a smaller reporting company. (Check one):

☐ **Large accelerated filer** ☒ **Accelerated filer** ☐ **Non-accelerated filer** ☐ **Smaller reporting company**
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.
Common Stock: $257,814,880

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of March 1, 2024
Common Stock: 11,130,147 shares

Documents Incorporated By Reference:
Proxy Statement for the Annual Meeting of Shareholders
to be held on April 24, 2024

Table of Contents

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ITEM 1. Discussion of Business

Overview

The First Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Maine on January 15, 1985, for the purpose of becoming the parent holding company of The First National Bank of Damariscotta, which was chartered as a national bank under the laws of the United States on May 30, 1864. At the Company's Annual Meeting of Shareholders on April 30, 2008, the Company's name was changed from First National Lincoln Corporation to The First Bancorp, Inc.

On January 14, 2005, the acquisition of FNB Bankshares ("FNB") of Bar Harbor, Maine, was completed, adding seven banking offices and one investment management office in Hancock and Washington counties of Maine. FNB's subsidiary, The First National Bank of Bar Harbor, was merged into The First National Bank of Damariscotta at closing, and from January 31, 2005 until January 28, 2016, the combined banks operated under the name: The First, N.A. On January 28, 2016, the Board of Directors voted to change the name of The First, N.A. to First National Bank (the "Bank").

On December 11, 2020, the Bank completed the purchase of a branch at 1B Belmont Avenue in Belfast, Maine, from Bangor Savings Bank ("Bangor Savings"). The branch is one of six branches Bangor Savings acquired from Damariscotta Bank & Trust Company ("DB&T"), and this branch was divested by Bangor Savings to resolve competitive concerns in that market raised by the U.S. Department of Justice's Antitrust Division. As part of the transaction, the Bank acquired approximately $23 million in loans and assumed approximately $19 million in deposits. The transaction value was approximately $25.2 million consisting of the loans, building, equipment, core deposit intangible, and goodwill.

On January 31, 2022 the Bank opened a de novo branch office in Brewer, Maine. The Brewer office raised the Bank's branch location count to eighteen, and became its second branch in Penobscot County.

As of December 31, 2023, the Company's securities consisted of one class of common stock. At that date, there were 11,098,057 shares of common stock outstanding.

The common stock of the Bank is the principal asset of the Company, which has no other subsidiaries. The Bank's capital stock consists of one class of common stock, of which 290,069 shares, par value $2.50 per share, are issued and outstanding. All of the Bank's common stock is owned by the Company.

First National Bank: The Bank emphasizes personal service, and its customers are primarily small businesses and individuals to whom the Bank offers a wide variety of services, including deposit accounts and consumer, commercial and mortgage loans. The Bank continually evolves its processes and adapts to new technologies, but has not made any material changes in its mode of conducting business during the past five years. The banking business in the Bank's Mid-Coast and Eastern Maine market area is subject to modest seasonal fluctuations typically consisting of lower deposits in the winter and spring and higher deposits in the summer and fall. This fluctuation is predictable and has not had a materially adverse effect on the Bank.

In addition to traditional banking services, the Company provides investment management and private banking services through First National Wealth Management, which is an operating division of the Bank. First National Wealth Management offers a comprehensive array of private banking, financial planning, investment management and trust services to individuals, businesses, non-profit organizations and municipalities of varying asset size, and to provide the highest level of personal service. The staff includes investment and trust professionals with extensive experience. In 2019, the Bank introduced First National Investment Services. Through a partnership with a third party provider, First National Investment Services offers additional products such as brokerage, annuity products and certain types of insurance.

Competition: The financial services landscape has continued to evolve over the past five years. Within the Bank's primary market area, Maine-based community banks are the primary competitors for wallet share. Large out-of-state banks continue to be a presence; adoption rates for online and mobile banking increased during the COVID-19 pandemic and further opened the market to new forms of competition. Credit unions have continued to expand their membership and the scope of banking services offered. Non-banking entities such as brokerage houses, mortgage companies and insurance companies are offering very competitive products. Many of these entities and institutions have resources substantially greater than those available to the Bank and in some cases are not subject to the same regulatory restrictions as are the Company and the Bank.

The Company believes that there will continue to be a need for a bank in the Bank's primary market area with local management having decision-making power and emphasizing loans to small and medium-sized businesses and to individuals. The Bank has concentrated on extending business loans to such customers in the Bank's primary market area and to extending investment and trust services to clients with accounts of all sizes. Investment continues to be made in enhancing the Bank's online and mobile offerings to both enhance service delivery and provide additional channels for customers to conduct business with the Bank.   Additional investment has been made in new software platforms for commercial and residential lending. Management also makes decisions based upon, among other things, the knowledge of the Bank's employees regarding the communities and customers in the Bank's primary market area. The individuals employed by the Bank, to a large extent, reside near the branch offices and thus are generally familiar with their communities and customers. This is important in local decision-making and allows the Bank to respond to customer questions and concerns on a timely basis and fosters quality customer service.

The Bank has worked and will continue to work to position itself to be competitive in its market area. The Bank's ability to make decisions close to the marketplace, Management's commitment to providing quality banking products, the caliber of the professional staff, and the community involvement of the Bank's employees are all factors affecting the Bank's ability to be competitive.

Investor Relations: The Company maintains a website accessed via https://investors.thefirst.com where it makes available, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as all Section 16 reports on Forms 3, 4, and 5, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The Company's reports filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. Information contained on the Company's website does not constitute a part of this report. Beginning with the third quarter of 2018, the Company adopted inline XBRL. Interactive reports for our 10-K and 10-Q filings are available in iXBRL format at www.sec.gov.

Customer Information Security: The FDIC, the OCC and other bank regulatory agencies have published guidelines (the "Guidelines") establishing standards for safeguarding nonpublic personal information about customers that implement provisions of the Gramm-Leach-Bliley Act (the "GLBA"). Among other things, the Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Protecting the privacy of our customers' information as well as the security of the Bank's systems and networks has long been and will continue to be a priority. The Board is committed to maintaining strong and meaningful privacy and security protections for our customers' information. For additional information, see Item 1C. "Cybersecurity" for a discussion of our cybersecurity risk management and strategy, and oversight of risks from cybersecurity threats.

Human Capital

At December 31, 2023, the Company had 275 employees and full-time equivalency of 271 employees. Most employees live and work in the State of Maine, with a limited number of employees working remotely outside of Maine.

Talent Acquisition: To effectively operate, the Company requires employees with a variety of skill sets including customer service delivery, analytical ability, leadership, sales acumen and technical expertise. To attract new employees, the Company considers qualified applicants from all sources. Additionally, to both attract and retain employees the Company offers a combination of competitive pay and benefits. Eligible full-time employees and part-time employees who are scheduled to work at least 30 hours per week are provided a flexible benefit plan which includes group life, health, short and long-term disability insurance. Other benefits include paid vacation, paid sick and personal time and a 401(k) defined contribution plan for eligible employees. The Company participates in annual salary surveys to ensure wages are competitive in the local market, and since 1994 has offered a comprehensive, annual incentive compensation plan to all employees.

Diversity and Inclusion: The Company believes that our people are our most valuable asset. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of not only our culture, but our reputation and the Company's achievement as well. We are committed to fostering, cultivating, and preserving a culture of diversity, equity and inclusion, both in our employee base and on our Board of Directors. Valuing diversity and inclusiveness enables us to achieve our corporate mission and creates value for our customers, employees, business partners and shareholders.

Discrimination on the grounds of race, color, religion, sex, sexual orientation, gender identity, age, national origin, physical or mental disability, or other legally protected status is prohibited. This policy of non-discrimination applies to all terms, conditions and privileges of employment including, but not limited to, hiring, employment training, placement, employee development, promotion, transfer, compensation and benefits. This policy also applies to such areas as educational assistance, employee layoff and recall, social and recreational programs, employee facilities and employee termination.

The Bank has in place a written Affirmative Action program to achieve full utilization of minorities, the handicapped, disabled veterans, Vietnam era veterans, and women at all levels of employment and in all segments of the work force. Through the ongoing development of this plan, we not only comply with appropriate government regulations but also strive to make the best personnel decisions for our Company and our communities.

Professional Development: Employee development is emphasized and extensive training and development opportunities are provided. Opportunities made available to employees may include participation in industry seminars, industry certificate programs, and advanced industry education at regional or national banking schools. The Company has also developed an inhouse program targeted to the development of future leaders. Managers conduct periodic coaching meetings with all employees to review progress towards annual goals, and identify areas of opportunity or performance improvement. Formal performance evaluations are conducted semi-annually. Our Education & Training department includes a Development Associate position whose role is to ensure all employees are provided with development plans that meet their current and future career needs.

Employee Engagement: The Company recognizes that employees who are involved in, enthusiastic about and committed to their work and workplace contribute meaningfully to the success of the Company. The Company solicits employee feedback through a confidential web portal and periodically surveys employees on various topics of interest. We maintain human resources and other policies, including a harassment policy, to promote a workplace that is safe for all and provide a mechanism where our employees feel they can report incidents that run counter to our policies and the positive culture we endeavor to maintain. In addition, we have a confidential whistleblower program that forwards complaints to the Chair of the Audit Committee of the Board of Directors, and we work to take necessary action as quickly as possible should a complaint be received. A confidential survey designed to measure employee engagement was conducted on the Company's behalf by a third party provider in the fourth quarter of 2023. Results indicated an above average level of engagement amongst the employee base.

Succession Planning: The Company views succession planning as a priority and incorporates it into the strategic planning process. Succession plans are updated annually for all management roles, and leverages the Company's various development programs to clearly identify both short and long-term successors for each position.

Supervision and Regulation

The Company is a financial holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and section 225.82 of Regulation Y issued by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"), and is required to file with the Federal Reserve Board an annual report and other information required pursuant to the BHC Act. The Company is subject to examination by the Federal Reserve Board. Virtually all of the Company's cash revenues are generally derived from dividends paid to the Company by the Bank. These dividends are subject to various legal and regulatory restrictions which are summarized in Note 18 to the accompanying financial statements. The Bank is regulated by the Office of the Comptroller of the Currency (the "OCC") and is subject to the provisions of the National Bank Act. As a result, it must meet certain liquidity and capital requirements, which are discussed in the following sections.

General: As a financial holding company, the Company is subject to regulation under the BHC Act and to inspection, examination and supervision by its primary regulator, the FRB. The Company is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the Securities and Exchange Commission (the "SEC"). As a company with securities listed on the NASDAQ, the Company is subject to the rules of the NASDAQ for listed companies. The Bank is subject to regulation and examination primarily by the OCC and is subject to the regulations of the Federal Deposit Insurance Corporation (the "FDIC").

Bank Holding Company Activities: As a bank holding company ("BHC") that has elected to become a financial holding company pursuant to the BHC Act, we may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. "Financial in nature" activities include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the FRB, in consultation with the Secretary of the U.S. Treasury, determines to be financial in nature or incidental to such financial activity. "Complementary activities" are activities that the FRB determines upon application to be complementary to a financial activity and do not pose a safety and soundness risk.

FRB approval is not generally required for us to acquire a company (other than a bank holding company, bank or savings association) engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the FRB. Prior FRB approval is required before we may acquire the beneficial ownership or control of more than 5% of the voting shares or substantially all of the assets of a bank holding company, bank or savings association.

Because we are a financial holding company, if the Bank receives a rating under the Community Reinvestment Act of 1977, as amended (the "CRA"), of less than satisfactory, the Bank and/or the Company will be prohibited, until the rating is raised to satisfactory or better, from engaging in new activities or acquiring companies other than bank holding companies, banks or savings associations, except that we could engage in new activities, or acquire companies engaged in activities, that are closely related to banking under the BHC Act. On October 24, 2023 the OCC, the FRB, and the FDIC issued a joint final rule to strengthen and modernize regulations implementing the CRA which had last had major revisions in 1995. The new rule becomes effective on April 1, 2024 with compliance required starting January 1, 2026. The Bank is actively reviewing the final rule in anticipation of the compliance date. In addition, if the FRB finds that the Bank is not well capitalized or well managed, we would be required to enter into an agreement with the FRB to comply with all applicable capital and management requirements and which may contain additional limitations or conditions. Until corrected, we could be prohibited from engaging in any new activity or acquiring companies engaged in activities that are not closely related to banking under the BHC Act without prior FRB approval. If we fail to correct any such condition within a prescribed period, the FRB could order us to divest our banking subsidiaries or, in the alternative, to cease engaging in activities other than those closely related to banking under the BHC Act.

In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition, and future prospects including current and projected capital ratios and levels, the competence, experience, and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the CRA, the effectiveness of the acquiring institution in combating money laundering activities and the risk to the stability of the United States banking system.

The Company is a legal entity separate and distinct from the Bank. The primary source of funds to pay dividends on our common stock is dividends from the Bank. Various federal and state statutory provisions and regulations limit the amount of dividends the Bank may pay without regulatory approval. Federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice. The ability of the Bank to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

The Bank is subject to restrictions under federal law that limit the transfer of funds or other items of value from a subsidiary to the Company and any nonbank subsidiaries (including affiliates) in so-called "covered transactions." In general, covered transactions include loans and other extensions of credit, investments and asset purchases, as well as certain other transactions involving the transfer of value from a subsidiary bank to an affiliate or for the benefit of an affiliate. Unless an exemption applies, covered transactions by a subsidiary bank with a single affiliate are limited to 10% of the subsidiary bank's capital and surplus and, with respect to all covered transactions with affiliates in the aggregate, to 20% of the subsidiary bank's capital and surplus. Also, loans and extensions of credit to affiliates generally are required to be secured by qualifying collateral. A bank's transactions with its nonbank affiliates are also generally required to be on arm's-length terms.

The FRB has a policy that a BHC is expected to act as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be required at times when the BHC may not have the resources to provide the support. The OCC may order an assessment of the BHC if the capital of one of its national bank subsidiaries were to become impaired. If the BHC failed to pay the assessment within three months, the OCC could order the sale of the BHC's holdings of stock in the national bank to cover the deficiency.

In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors payable in the United States (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, claims of insured and uninsured U.S. depositors, along with claims of the FDIC, will have priority in payment ahead of unsecured creditors, including the BHC, and depositors whose deposits are solely payable at such insured depository institution's non-U.S. offices.

Capital Requirements: The Company and the Bank are subject to risk-based capital requirements and rules issued by the FRB, the OCC and the FDIC (the "Capital Rules") that are based on the Basel Committee on Banking Supervision's ("Basel Committee") framework for strengthening capital and liquidity regulation (referred to as Basel III). If a banking organization's capital levels fall below the minimum requirements established by the Capital Rules, a bank or BHC will be expected to develop and implement a plan acceptable to its regulators to achieve adequate levels of capital within a reasonable period, and may be denied approval to acquire or establish additional banks or non-bank businesses, merge with other institutions or open branch facilities until such capital levels are achieved. Federal regulations require federal bank regulators to take "prompt corrective action" with respect to insured depository institutions that fail to satisfy minimum capital requirements, and to impose significant restrictions on such institutions. See "Prompt Corrective Action" below.

Leverage Capital Ratio: The regulations of the OCC require national banks to maintain a minimum "Leverage Capital Ratio" or ratio of "Tier 1 Capital" (as defined in the Risk-Based Capital Guidelines discussed in the following paragraphs) to Total Assets of 4.0%. Any bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. The Federal Reserve Board's guidelines impose substantially similar leverage capital requirements on BHCs on a consolidated basis. It is possible that banking regulators may increase minimum capital requirements for banks should economic conditions worsen.

Risk-Based Capital Requirements: OCC regulations also require national banks to maintain minimum capital levels as a percentage of a bank's risk-adjusted assets. A bank's qualifying total capital ("Total Capital") for this purpose may include two components: "Core" (Tier 1) Capital and "Supplementary" (Tier 2) Capital; Tier 1 Capital is further broken down in the Capital Rules to Common Equity Tier 1 (CET1) and Additional Tier 1 Capital (AT1). Core Capital consists primarily of common stockholders' equity, which generally includes common stock, related surplus and retained earnings, certain non-cumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, and (subject to certain limitations) mortgage servicing rights and purchased credit card relationships, less all other intangible assets (primarily goodwill). Neither the Company nor the Bank carries any capital items that would be considered AT1, thus CET1 and Tier 1 Capital for the Company and the Bank are equal. Supplementary Capital elements include, subject to certain limitations, a portion of the allowance for credit losses, perpetual preferred stock that does not qualify for inclusion in Tier 1 capital, long-term preferred stock with an original maturity of at least 20 years and related surplus, certain forms of perpetual debt and mandatory convertible securities, and certain forms of subordinated debt and intermediate-term preferred stock.

The risk-based capital rules assign the majority of a bank's balance sheet assets and the credit equivalent amounts of the bank's off-balance sheet obligations to one of four risk categories, weighted at 0%, 20%, 50% or 100%, as applicable. A small amount of assets and off-balance sheet obligations are assigned a risk weight above 100%. Applying these risk-weights to each category of the bank's balance sheet assets and to the credit equivalent amounts of the bank's off-balance sheet obligations and summing the totals results in the amount of the bank's total Risk-Weighted Assets (RWAs) for purposes of the risk-based capital requirements. RWAs for institutions such as the Bank will generally be less than reported balance sheet assets because its retail banking activities include proportionally more residential mortgage loans, many of its investment securities have a low risk weighting and there is a relatively small volume of off-balance sheet obligations.

The risk-based capital regulations require all banks to maintain a minimum ratio of CET1 to RWAs of 4.5%, CET1 plus AT1 to RWAs of 6.0%, and Total Capital to Risk-Weighted Assets of 8.0%, of which at least one-half (4.0%) must be Core (Tier 1) Capital. For the purpose of calculating these ratios: (i) a banking organization's Supplementary Capital eligible for inclusion in Total Capital is limited to no more than 100% of Core Capital; and (ii) the aggregate amount of certain types of Supplementary Capital eligible for inclusion in Total Capital is further limited. For example, the regulations limit the portion of the allowance for credit losses eligible for inclusion in Total Capital to 1.25% of Risk-Weighted Assets. The Federal Reserve Board has established substantially identical risk-based capital requirements, which are applied to BHCs on a consolidated basis. The risk-based capital regulations explicitly provide for the consideration of interest rate risk in the overall evaluation of a bank's capital adequacy to ensure that banks effectively measure and monitor their interest rate risk, and that they maintain capital adequate for that risk. A bank deemed by its federal banking regulator to have excessive interest rate risk exposure may be required to maintain additional capital (that is, capital in excess of the minimum ratios discussed above). The Bank believes, based on its level of interest rate risk exposure, that this provision will not have a material adverse effect on it.

Additionally, the Capital Rules require an institution to establish a capital conservation buffer of CET1 capital in an amount above the minimum risk-based capital requirements for "adequately capitalized" institutions equal to 2.5% of total RWA, resulting in a requirement for the Company and the Bank effectively to maintain CET1, Tier 1 and total capital ratios of 7%, 8.5% and 10.5%, respectively. Banking institutions with a ratio of CET1 capital to RWA above the minimum requirement but below the capital conservation buffer face restrictions on the ability to pay dividends, pay discretionary bonuses, and to engage in share repurchases based on the amount of the shortfall and the institution's "eligible retained income" (the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

On December 31, 2023, the Company's consolidated Total Capital Ratio was 13.66%, its CET1 and Tier 1 ratios were 12.42%, and its Leverage Capital Ratio was 8.61%. Based on the above figures and accompanying discussion, the Company exceeds all regulatory capital requirements and is considered well capitalized.

Prompt Corrective Action: The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires, among other things, that federal banking regulators take "prompt corrective action" with respect to, and impose significant restrictions on, any bank that fails to satisfy its applicable minimum capital requirements. FDICIA establishes five capital categories consisting of "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a bank that has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater, and a Leverage Capital Ratio of 5.0% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure, is deemed to be "well capitalized." A bank that has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0%, a CET1 ratio of 4.5%, or greater and a Leverage Capital Ratio of 4.0% or greater and does not meet the definition of a well-capitalized bank is considered to be "adequately capitalized." A bank that has a Total Risk-Based Capital Ratio of less than 8.0%, or has a Tier 1 Risk-Based Capital Ratio that is less than 6.0%, or a CET1 ratio of less than 4.5%, or a Leverage Capital Ratio of less than 4.0% is considered "undercapitalized." A bank that has a Total Risk-Based Capital Ratio of less than 8.0%, or a Tier 1 Risk-Based Capital Ratio that is less than 4.0%, or a CET1 ratio of less than 3.0%, or a Leverage Capital Ratio that is less than 3.0% is considered to be "significantly undercapitalized," and a bank that has a ratio of tangible equity to total assets equal to or less than 2% is deemed to be "critically undercapitalized." A bank may be deemed to be in a capital category lower than is indicated by its actual capital position if it is determined to be in an unsafe or unsound condition or receives an unsatisfactory examination rating. FDICIA generally prohibits a bank from making capital distributions (including payment of dividends) or paying management fees to controlling stockholders or their affiliates if, after such payment, the bank would be undercapitalized.

Under FDICIA and the applicable implementing regulations, an undercapitalized bank will be (i) subject to increased monitoring by its primary federal banking regulator; (ii) required to submit to its primary federal banking regulator an acceptable capital restoration plan (guaranteed, subject to certain limits, by the bank's holding company) within 45 days of being classified as undercapitalized; (iii) subject to strict asset growth limitations; and (iv) required to obtain prior regulatory approval for certain acquisitions, transactions not in the ordinary course of business, and entries into new lines of business. In addition to the foregoing, the primary federal banking regulator may issue a "prompt corrective action directive" to any undercapitalized institution. Such a directive may (i) require sale or re-capitalization of the bank; (ii) impose additional restrictions on transactions between the bank and its affiliates; (iii) limit interest rates paid by the bank on deposits; (iv) limit asset growth and other activities; (v) require divestiture of subsidiaries; (vi) require replacement of directors and officers; and (vii) restrict capital distributions by the bank's parent holding company. In addition to the foregoing, a significantly undercapitalized institution may not award bonuses or increases in compensation to its senior executive officers until it has submitted an acceptable capital restoration plan and received approval from its primary federal banking regulator.

No later than 90 days after an institution becomes critically undercapitalized, the primary federal banking regulator for the institution must appoint a receiver or, with the concurrence of the FDIC, a conservator, unless the agency, with the concurrence of the FDIC, determines that the purpose of the prompt corrective action provisions would be better served by another course of action. FDICIA requires that any alternative determination be "documented" and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the appropriate federal banking agency and the FDIC certify that the institution is viable and not expected to fail.

Cyber-Security Incident Disclosure: In November 2021, the U.S. bank regulatory agencies adopted a joint final rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, bank holding companies and national banks, such as the Company and the Bank, are required to notify the FRB or OCC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade the banking organization's ability to deliver services to a material portion of its customer base, or jeopardize the viability of key operations of the banking organization. In July 2023, the SEC adopted a final rule requiring registrants, like the Company, to disclose material cybersecurity incidents they experience via a Current Report on Form 8-K. Disclosure is required within four business days of a cybersecurity incident being determined to be material. For additional information, see Item 1C. "Cybersecurity" for a discussion of our cybersecurity risk management and strategy and oversight of risks from cybersecurity threats.

Other

Dodd-Frank Wall Street Reform and Consumer Protection Act: The Dodd-Frank Act, enacted on July 21, 2010, resulted in broad changes to the U.S. financial system and was the most significant financial reform legislation enacted since the 1930s. The Dodd-Frank Act has affected, and we expect it will continue to affect, most of our business in some way, either directly through regulation of specific activities or indirectly through regulation of concentration risks, capital and liquidity.   A number of reforms to the Dodd-Frank Act were included in S.2155, passed in May 2018, however most were targeted for financial institutions smaller than the Company.

The Dodd-Frank Act established the Consumer Financial Protection Bureau (the "CFPB") to ensure consumers receive clear and accurate disclosures regarding financial products and to protect consumers from hidden fees and unfair or abusive practices. The CFPB concentrated much of its initial rule-making efforts on mortgage lending related topics required under the Act, including ability-to-repay, qualified mortgage standards, mortgage servicing standards, loan originator compensation, high-cost mortgage requirements and appraisal and escrow requirements for higher priced mortgage loans.

Deposit Insurance Assessments: The Bank is a member of the Deposit Insurance Fund ("DIF") maintained by the FDIC. Through the DIF, the FDIC insures the deposits of the Bank up to prescribed limits for each depositor. The DIF was formed March 31, 2006, upon the merger of the Bank Insurance Fund and the Savings Insurance Fund in accordance with the Federal Deposit Insurance Reform Act of 2005 (the "FDIR Act"). The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the Bank could have a material adverse effect on our earnings.

The Bank is subject to deposit insurance assessments to maintain the DIF; these assessments are based on its assets. To determine its deposit insurance assessment base, the Bank computes the base amount of its average consolidated assets less its average tangible equity (defined as the amount of Tier I capital) and the applicable assessment rate. On May 20, 2016, the FDIC's Board of Directors adopted a final rule that changed the manner in which deposit insurance assessment rates are calculated for established small banks (generally those banks with less than $10 billion of assets that have been insured for at least five years). The rule takes a risk based approach, utilizing the CAMELS rating system, which is a supervisory rating system designed to take into account and reflect financial and operational risks that a bank may face, as one component of the assessment calculation along with seven additional metrics including capital adequacy, asset quality, earnings, brokered deposit reliance, and assets growth rate.   Each of the seven metrics and a weighted average of CAMELS component ratings is multiplied by a corresponding pricing multiplier. The sum of these products is added to a uniform amount, with the resulting sum being an institution's initial base assessment rate (subject to minimum or maximum assessment rates based on a bank's CAMELS composite rating). Assessments for established small banks range from 1.5 to 30 basis points, after adjustments.

Assessment rates specific to the Bank are calculated quarterly based upon its balance sheet and performance metrics as of the prior quarter end. The FDIC has the power to adjust deposit insurance assessment rates at any time, and the Company is not able to predict the amount or timing of any adjustment. In October 2022 the FDIC announced a uniform deposit insurance premium increase of 2 basis points effective in the first quarter of 2023.

Brokered Deposits and Pass-Through Deposit Insurance Limitations: Under FDICIA, a bank cannot accept brokered deposits unless it either (i) is "Well Capitalized" or (ii) is "Adequately Capitalized" and has received a written waiver from its primary federal banking regulator. For this purpose, "Well Capitalized" and "Adequately Capitalized" have the same definitions as in the Prompt Corrective Action regulations. See "Prompt Corrective Action" above. Banks that are not in the "Well Capitalized" category are subject to certain limits on the rates of interest they may offer on any deposits (whether or not obtained through a third-party deposit broker). Pass-through insurance coverage is not available in banks that do not satisfy the requirements for acceptance of brokered deposits, except that pass-through insurance coverage will be provided for employee benefit plan deposits in institutions which at the time of acceptance of the deposit meet all applicable regulatory capital requirements and send written notice to their depositors that their funds are eligible for pass-through deposit insurance. Industry regulators published changes to the definition of brokered deposits that became effective April 1, 2021; the new standards have had no impact upon the Company's business. The Bank currently accepts brokered deposits.

Real Estate Lending Standards: FDICIA requires the federal bank regulatory agencies to adopt uniform real estate lending standards. The FDIC and the OCC have adopted regulations which establish supervisory limitations on Loan-to-Value ("LTV") ratios in real estate loans by FDIC-insured banks, including national banks. The regulations require banks to establish LTV ratio limitations within or below the prescribed uniform range of supervisory limits. The CFPB amended Regulation Z effective January 10, 2014 to implement Ability to Repay and Qualified Mortgage Standards for residential mortgage lending. The Bank has elected to follow large bank treatment under the rule. The Bank follows the Ability to Repay rule by making a good faith determination of an applicant's ability to repay under the terms of the transaction; loans meeting the outlined standards for Qualified Mortgages are identified as such in the Bank's records. The CFPB further amended Regulation Z along with amending Regulation X to combine certain disclosures consumers receive when applying for and closing on a mortgage loan under the Truth in Lending Act and Real Estate Settlement Procedures Act. These amendments became effective October 3, 2015. In 2018, new rules went into effect for the Home Mortgage Disclosure Act ("HMDA"), expanding its scope and data reporting requirements.

Standards for Safety and Soundness: Pursuant to FDICIA the federal bank regulatory agencies have prescribed, by regulation, standards and guidelines for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The compensation standards prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that would provide "excessive" compensation, fees or benefits, or that could lead to material financial loss. In addition, the federal bank regulatory agencies are required by FDICIA to prescribe standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly-traded shares of depository institutions and depository institution holding companies.

Privacy: The FDIC, the OCC and other regulatory agencies have published privacy rules pursuant to provisions of the GLBA ("Privacy Rules"). The Privacy Rules, which govern the treatment of nonpublic personal information about consumers by financial institutions, require a financial institution to provide notice to customers (and other consumers in some circumstances) about its privacy policies and practices, describe the conditions under which a financial institution may disclose nonpublic personal information to non-affiliated third parties, and provide a method for consumers to prevent a financial institution from disclosing that information to most non-affiliated third parties by "opting-out" of that disclosure, subject to certain exceptions.

USA Patriot Act: The USA Patriot Act of 2001, designed to deny terrorists and others the ability to obtain anonymous access to the U.S. financial system, has significant implications for depository institutions, broker-dealers and other businesses involved in the transfer of money. The USA Patriot Act, together with the implementing regulations of various federal regulatory agencies, have caused financial institutions, including the Bank, to adopt and implement additional, or to amend existing, policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity and currency transaction reporting, customer identity verification and customer risk analysis. The statute and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the Federal Reserve Board (and other federal banking regulatory agencies) to evaluate the effectiveness of an applicant in combating money laundering activities when considering applications filed under Section 3 of the BHC Act or under the Bank Merger Act.

The Bank Secrecy Act: The Bank Secrecy Act (the "BSA") requires all financial institutions, including banks and securities broker-dealers, to, among other things, establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. It includes a variety of recordkeeping and reporting requirements (such as cash and suspicious activity reporting) as well as due diligence/know-your-customer documentation requirements. In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted. The AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards by the U.S. Department of the Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations. The Bank has established an anti-money laundering program to comply with the BSA requirements.

The Sarbanes-Oxley Act: The Sarbanes-Oxley Act of 2002 ("SOX") implemented a broad range of corporate governance and accounting measures for public companies (including publicly-held bank holding companies such as the Company) designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoings. SOX's principal provisions, many of which have been implemented through regulations released and policies and rules adopted by the securities exchanges in 2003 and 2004, provide for and include, among other things:

- The creation of an independent accounting oversight board;
- Auditor independence provisions which restrict non-audit services that accountants may provide to clients;
- Additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements;
- The forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve-month period following initial publication of any financial statements that later require restatement;
- An increase in the oversight of, and enhancement of certain requirements relating to, audit committees of public companies and how they interact with the public company's independent auditors;
- Requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer;
- Requirements that companies disclose whether at least one member of the audit committee is a 'financial expert' (as such term is defined by the SEC), and if not, why not;
- Expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during certain blackout periods;
- A prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions, such as the Bank, on non-preferential terms and in compliance with bank regulatory requirements;
- Disclosure of a code of ethics and filing a Form 8-K in the event of a change or waiver of such code; and
- A range of enhanced penalties for fraud and other violations.

The Company complies with the provisions of SOX and its underlying regulations. Management believes that such compliance efforts have strengthened the Company's overall corporate governance structure, and does not believe that such compliance has had, or will in the future have, a material impact on the Company's results of operations or financial condition.

Consumer Protection Provisions: FDICIA also includes provisions requiring advance notice to regulators and customers for any proposed branch closing and authorizing (subject to future appropriation of the necessary funds) reduced insurance assessments for institutions offering "lifeline" banking accounts or engaged in lending in distressed communities. FDICIA also includes provisions requiring depository institutions to make additional and uniform disclosures to depositors with respect to the rates of interest, fees and other terms applicable to consumer deposit accounts.

FDIC Waiver of Certain Regulatory Requirements: The FDIC issued a rule, effective on September 22, 2003, that includes a waiver provision which grants the FDIC Board of Directors extremely broad discretionary authority to waive FDIC regulatory provisions that are not specifically mandated by statute or by a separate regulation.

Impact of Monetary Policy: Our business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the FRB are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB may have a material effect on our business, results of operations and financial condition. The nature of future monetary policies and the effect of such policies on the future business and earnings of the Company and the Bank cannot be predicted. See Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 1A - Risk Factors, regarding the Bank's net interest margin and the effect of interest rate volatility on future earnings.

ITEM 1A. Risk Factors

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us and our business. If any of these risks were to materialize, our business, financial condition or results of operations could be materially and adversely affected.

Risk Associated With Our Business

Credit Risks

We are subject to credit risk and may incur losses if loans are not repaid.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the United States and abroad. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans and the value of the collateral securing these loans. Other changes in the values of underlying collateral securing loans could pose additional risk if the collateral must be relied upon for repayment in the event of a loan default. We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for credit losses.

Our loan portfolio includes commercial, commercial real estate and commercial construction loans that may have higher risks than other types of loans.

Our commercial, commercial real estate, and commercial construction loans at December 31, 2023 and 2022 were $760.3 million and $669.9 million, or 35.8% and 35.0% of total loans, respectively. Commercial and commercial real estate loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders (such as the Bank) with a high concentration or a high growth rate of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting criteria, internal controls, risk management policies and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, the potential illiquidity of the real estate collateral securing such losses, and the increased difficulty of evaluating and monitoring these types of loans.

Regulators have the right to require banks to maintain elevated levels of capital or liquidity due to commercial real estate loan concentrations, and could do so, especially if there is a downturn in our local real estate markets. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which results in the incurrence of tax and other maintenance costs and which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether the accused lender knew of, or had been responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or the broader economy.

Our Allowance for Credit Losses may be insufficient and require additional provision from earnings.

The Bank maintains an allowance for credit losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the size of the allowance for credit losses, we rely on our experience and our evaluation of economic conditions. However, we cannot predict credit losses with certainty, and we cannot provide assurance that charge-offs in future periods will not exceed the allowance for credit losses. If, as a result of general economic conditions, previously incorrect assumptions or an increase in defaulted loans, we determine that additional increases in the allowance for credit losses are necessary, we will incur additional provision expenses. In addition, regulatory agencies review the Bank's allowance for credit losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Management could also decide that the allowance for credit losses should be increased. If charge-offs in future periods exceed the allowance for credit losses, we will need additional provisions to increase the allowance for credit losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for credit losses. The Bank adopted ASC 326, the current expected credit loss ("CECL") standard in the first quarter of 2023, and increased its Allowance for Credit Losses ("ACL") via a one-time charge to retained earnings.

Increases in the ACL typically result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations, and cash flows. See the section captioned "Credit Risk Management and Allowance for Credit Losses" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, located elsewhere in this report, for further discussion related to our process for determining the appropriate level of the allowance for credit losses.

The Maine foreclosure process can be lengthy and add additional losses for the Bank.

Residential foreclosures in Maine occur through the judicial system. Under ideal circumstances, it can take as little as six months to foreclose on a Maine property; however, if the borrower contests the foreclosure or the court delays the foreclosure, the process may take up to two years, or longer in some instances. In 2009, the Maine Legislature passed "An Act to Preserve Home Ownership and Stabilize the Economy by Preventing Unnecessary Foreclosures." This law provides for mediation of foreclosure of residential mortgages and borrowers may choose mediation in which parties must attend mediation sessions and evaluate foreclosure alternatives in good faith. This law also provides that issues such as reinstatement of the mortgage, modification of the loan and restructuring of the mortgage debt are to be addressed at these mediation sessions. Given the uncertain timeframe related to foreclosure in Maine, the Bank can incur additional legal fees and other costs, such as payment of property taxes and insurance, if the foreclosure process is extended. In addition, the value of the property may further decline if the borrower fails to maintain the property in good order or market conditions worsen during this extended period.

The Bank is exposed to risk of environmental liabilities with respect to properties to which it takes title.

In the course of business, the Bank may own or foreclose and take title to real estate that may be subject to environmental liabilities with respect to subject property. As a result, the Company may be held liable for property damage, personal injury, investigation and restoration costs. The cost associated with investigation or restoration activities could be substantial. In addition, as the owner or former owner of a contaminated site, the Company may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

A decline in economic conditions or real estate values in our primary market area could adversely impact results of operations and financial condition.

Most of the Bank's lending is in Mid-Coast and Eastern Maine. As a result of this geographic concentration, a significant broad-based deterioration in economic conditions in this area of Northern New England could have a material adverse impact on the quality of the Bank's loan portfolio, and could result in a decline in the demand for our products and services and, accordingly, could negatively impact our results of operations. Such a decline in economic conditions could impair borrowers' ability to pay outstanding principal and interest on loans when due and, consequently, adversely affect the cash flows of our business. The Bank's loan portfolio is largely secured by real estate collateral. A substantial portion of the real and personal property securing the loans in the Bank's portfolio is located in Mid-Coast and Eastern Maine. Conditions in the real estate market in which the collateral for the Bank's loans is located strongly influence the level of the Bank's non-performing loans, the potential or actual amounts realized from real estate collateral in the event of default, and ultimately the results of operations.

Liquidity & Interest Rate Risks

Changes in interest rates could adversely affect our net interest income and profitability.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, demand for loans, securities and deposits, and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect:

- our ability to originate loans and obtain deposits;

- the fair value of our financial assets and liabilities; and

- the average duration of our loans and securities that are collateralized by mortgages.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. If interest rates decline, our higher-rate loans and investments may be subject to prepayment risk, which could negatively impact our net interest margin. Conversely, if interest rates increase, our loans and investments may be subject to extension risk, which could negatively impact our net interest margin as well. Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, results of operations and cash flows. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk, located elsewhere in this report, for further discussion related to our management of interest rate risk.

The value of our investment portfolio may be negatively affected by changes in interest rates and disruptions in securities markets.

Volatile market conditions may detrimentally affect the value of securities held in our portfolio due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. Our mortgage-backed bond portfolio may be subject to extension risk as interest rates rise, extending the average life of the bonds. As of December 31, 2023, we had $282.1 million and $385.7 million in available for sale and held to maturity investment securities, respectively. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, rising interest rates, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough it could affect the ability of the Bank to renew funding. This could have a material adverse effect on our liquidity and the Bank's ability to upstream dividends to the Company and for the Company to then pay dividends to shareholders. It could also negatively impact our regulatory capital ratios and result in our not being classified as "well-capitalized" for regulatory purposes.

Illiquidity could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, brokered deposit renewals or rollovers, secured or unsecured borrowings, the sale of securities or loans or other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry or the economy in general, or could be available only under terms which are unacceptable to us. We rely primarily on commercial and retail deposits and, to a lesser extent, brokered deposit renewals and rollovers, advances from the Federal Home Loan Bank of Boston (the "FHLB") and other secured and unsecured borrowings to fund our operations. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, changes in market interest rates or increased competition for funding within our market. Disruptions in the capital markets or interest rate changes may make the terms of wholesale funding sources less favorable and may make it difficult for us to sell securities when needed to provide additional liquidity. In addition, if we fall below the FDIC's thresholds to be considered "well capitalized", we will be unable to continue to roll over or renew brokered funds, and the interest rate we pay on deposits would be subject to restrictions. As a result, there is a risk that our cost of funding will increase or we will not have sufficient funds to meet our obligations when they become due.

Loss of lower-cost funding sources could lead to margin compression and decrease net interest income.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return proposition. If customers move money out of bank deposits and into other investments, we could lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. Advances from the FHLB are typically a reliable source of funding and often less expensive than other types of wholesale funding. The availability of qualified collateral on the Bank's balance sheet determines the level of advances available from FHLB and a deterioration in quality in the Bank's loan portfolio can adversely impact the availability of this source of funding, which could increase our funding costs and reduce our net interest income.

Lack of loan demand may adversely impact net interest income.

Loan demand in the Bank's market area may be limited during periods of weak economic conditions. This could have the greatest impact on the commercial loan portfolio. In addition, in order to reduce the Bank's exposure to interest rate risk, the Bank may sell residential mortgages to the secondary market that have been refinanced by borrowers seeking to take advantage of lower interest rates. Should this happen, net interest income may be negatively impacted if loans are replaced by lower-yielding investment securities or if the balance sheet is allowed to shrink.

Operational Risk

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. In addition, many of these transactions expose us to credit risk in the event of default of our counterparty or client. Further, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our business, financial condition or results of operations.

Our investment management activities are dependent on the value of investment securities which may lead to revenue fluctuations.

First National Wealth Management is the investment management arm of the Bank, operating under trust powers granted by the OCC in the Bank's charter. First National Wealth Management provides trustee, investment management and custody services for individual, municipal and business clients, predominantly in the Bank's market area. First National Wealth Management's revenues are directly tied to the asset values of the investments it manages for clients, and these may be adversely affected by a decline in the market value of these investments caused by fluctuations in the bond and stock markets.

We are dependent upon the services of our management team, and if we are unable to retain the services of our management team, our business may suffer.

Our future success and profitability are substantially dependent upon the management and banking abilities of our senior executives. Changes in key personnel may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management. The current employment landscape includes a very low national and local unemployment rate, upward wage pressures, and increased workplace flexibility brought about by remote work options. Competition for the best people in most activities in which we are engaged can be intense, and we may not be able to retain or hire the people we want and/or need. In order to attract and retain qualified employees, we must compensate such employees at market levels. Typically, those levels have caused employee compensation to be our greatest expense. If we are unable to continue to attract and retain qualified employees, or do so at increased rates necessary to maintain our competitive position, our performance, including our competitive position, could suffer, and, in turn, have a material adverse effect on us. Although we have incentive compensation plans aimed, in part, at long-term employee retention, the unexpected loss of services of one or more of our key personnel could still occur, and such events may have a material adverse effect on us because of the loss of the employee's skills, knowledge of our market, and years of industry experience, and the difficulty of promptly finding qualified replacement personnel for our talented executives and/or relationship managers.

Our internal control systems are inherently limited and may fail or be circumvented.

We face the risk that the design of our controls and procedures, including those intended to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or may be circumvented, thereby causing delays in detection of errors or inaccuracies in data and information. Although Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures, the Company's systems of internal controls, disclosure controls and corporate governance policies and procedures are inherently limited. The inherent limitations of our system of internal controls include the use of judgment in decision-making that can be faulty; breakdowns can occur because of human error; and controls can be circumvented by individual acts or by collusion of two or more people. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations of a cost-effective control system, misstatements due to error or fraud may occur and may not be detected, which may have an adverse effect on the Company's business, results of operations or financial condition. While the Company is not aware of any such events, remediation of any identified limitations may be ineffective in improving internal controls.

We continually encounter technological change that may be difficult (costly) to keep up with.

The financial services industry is continually undergoing technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Our largest competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry, and increased costs due to efforts to keep pace with change, could have a material adverse effect on us. To date, there has been no material adverse effect on our business or operations due to failure of keeping pace with technological change.

We are subject to security, transactional and operational risks relating to the use of technology that could damage our reputation and our business.

We rely heavily on communications and information systems to conduct our business, serving both internal and customer constituencies, and substantial investment has been made in these systems in recent years. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have in place policies and procedures, security applications and fraud mitigation applications designed to prevent or limit the effect of failure, interruption, fraud attack or security breach of or affecting our information systems, there can be no assurance that any such failures, interruptions, fraud attacks or security breaches will not occur or, if they do occur, that they will be adequately and promptly addressed. Fraud attacks targeting customer-controlled devices, plastic payment card terminals, and merchant data collection points provide another source of potential loss, possibly through no fault of our own. The occurrence of any failures, interruptions or security breaches of information systems used to process customer transactions could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability and/or substantial remediation or recovery costs, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. To date, there has been no material adverse effect on our business or operations due to these risks.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications, information systems (both internal and provided by third parties) and the internet to conduct our business. Our business is dependent on our ability to process and monitor large numbers of daily transactions in compliance with legal, regulatory and internal standards and specifications. In addition, a significant portion of our operations relies heavily on the secure processing, storage and transmission of personal and confidential information, such as the personal information of our customers and clients. Our use of and reliance on, and the risks associated with, such operations are likely to increase in the future as we continue to increase mobile capabilities and other internet-based product offerings and expand our internal usage of web-based products and third-party hosted applications.

In the event of a failure, interruption or breach of our information systems and business operations, we may be unable to avoid impact to our customers and business. Other U.S. financial service institutions and companies have reported breaches in the security of their websites or other systems and have experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other potential attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyberattacks and other means. To date, none of these efforts has had a material adverse effect on our business or operations. However, our costs of preventing, detecting, and addressing such threats or attacks continue to increase. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or funds or those of our customers or clients. The Bank regularly works with a third party information security consultant to review and test various systems, and has an ongoing information security training program for employees. Despite these efforts our security systems may not be able to protect our information systems from similar attacks due to the rapid evolution and creation of sophisticated cyberattacks. We are also subject to the risk that our employees, without authorization, may intercept and transmit confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm.

We also have risk related to data or security breaches affecting other companies. Under Federal banking regulations, if a consumer's debit card is compromised, the liability for unauthorized transactions falls primarily on the issuing financial institution, not on the consumer or the company which experienced the data or security breach. Since the introduction of EMV or Chip cards, we have had the ability to charge back fraudulent transactions to the acquiring merchant if that merchant does not have an EMV capable terminal. In the normal course of business the Bank issues EMV/Chip debit cards to its customers to keep this risk as low as possible. However fraud can still occur online or using fallback transactions, creating potential risk for this type of liability.

We are subject to claims and litigation that may impact our earnings and/or our reputation.

From time to time, customers, vendors or other parties may make claims and take legal action against us. Whether any particular claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in financial liability and/or adversely affect the market perception of the Bank and its products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. We maintain reserves for certain claims when deemed appropriate based upon our assessment that a loss is probable, consistent with applicable accounting guidance. At any given time we may have legal actions asserted against us in various stages of litigation. Resolution of a legal action can often take years. We are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business, including, among other things, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of and risk associated with these investigations and proceedings has increased in recent years with regard to many firms in the financial services industry due to changes to the consumer protection laws provided for by the Dodd-Frank Act, the creation of the CFPB, and the uncertainty as to whether federal pre-emption of certain state consumer laws remains intact for federally chartered financial institutions like the Bank. A weakening of federal pre-emption could increase our compliance and operational costs and risks since the Bank is a national bank, and we could face new state and local regulation and enforcement activity. There have also been a number of highly publicized cases involving fraud or misconduct by employees in the financial services industry in recent years, and we face the risk that employee misconduct could occur. It is not always possible to deter or prevent employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Any financial liability for which we have not adequately maintained reserves or insurance coverage, and/or any damage to our reputation from such claims and legal actions, could have a material adverse effect on us.

Damage to our reputation could significantly harm our businesses.

Our ability to attract and retain customers, clients, investors and highly-skilled management and employees is impacted by our reputation. Significant harm to our reputation can arise from adverse financial market developments, employee misconduct, actual or perceived unethical behavior, litigation or regulatory outcomes, failing to deliver minimum or required standards of service and quality, compliance failures, disclosure of confidential information, and the activities of our clients, customers and counterparties, including vendors and cyber attacks. Actions by the financial services industry generally or by certain members or individuals in the industry could also significantly adversely affect our reputation. We could also suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. The actual or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, which could adversely affect our businesses.

Our operations and financial performance could be adversely affected by natural disasters. Climate change may exacerbate these risks and introduce additional compliance, strategic, reputational, and/or other types of risks.

Our business, as well as the business activities of our vendors and customers, could be negatively affected by climate change. Climate change presents immediate and long-term risks, which are expected to increase over time. Climate change risks could include but are not limited to operational risk from the physical effects of climate events on our facilities and other assets as well as those of our vendors and customers, and transitional risks, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements, and potential effects on our reputation and/or changes in our business as a result of our climate change practices, our carbon footprint or our business relationships with customers who may operate in carbon-intensive industries.

Natural disasters can disrupt our operations, result in damage to our properties, negatively impact the value of the collateral for our loans and have an adverse economic effect on the markets in which we operate, any of which could have a material adverse effect on our results of operations and financial condition. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, occurring either in the markets in which we operate or where key vendors or customers operate, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Climate change may result in reduced availability of insurance for our borrowers, including insurance that protects property pledged as collateral, or disrupt their operations, which could increase our credit risk by diminishing borrowers' repayment capacity or collateral values. Because we primarily serve individuals and businesses located in coastal and eastern Maine, a localized natural disaster likely would have a greater impact on our business, operations and financial condition than if our business were more geographically diverse.

Banking regulators and other supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers. This focus may result in financial institutions coming under increased pressure regarding the monitoring and disclosure, and management of climate risks in related lending and investment activities. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs, and may affect the activities in which we engage and the products that we offer.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth, and may not even be able to grow our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede our ability to expand our market presence. If we were to experience a significant decrease or reversal in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Risks Associated With Our Industry

Our business has been and may continue to be adversely affected by conditions in the financial markets and economic conditions generally and by increased regulation.

The onset of COVID-19 in the United States in early 2020 quickly plunged the US economy into its first recession since the Great Recession of 2008-2009. Unprecedented levels of monetary stimulus from the Federal Reserve and fiscal stimulus from the Federal government were enacted ultimately leading to levels of inflationary pressure not seen in the US economy since the 1980's. In response the Federal Reserve enacted a series of interest rate increases and other actions designed to rein in inflation, and in doing so introduced a risk of economic slowdown or recession if interest rates were to rise too high,or remain elevated for too long that continues to the present. Future disruptions, pandemic or otherwise, particularly those that impact the State of Maine's tourism and hospitality industries, or have negative events in the financial markets, that cause adverse changes in payment patterns, leading to increases in delinquencies and default rates, may impact our charge-offs and provision for credit losses. As the severity level of any disruption increases, it is more likely to exacerbate the adverse effects of difficult market conditions on us and others in the financial services industry.

Economic risks in the United States and abroad may adversely affect our financial condition and results.

The financial condition and performance of the Company and the Bank may be affected by general business and economic conditions in the United States and, to a lesser extent, abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, geopolitical events such as the ongoing conflicts in Ukraine and the Middle East, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, unemployment and investor confidence, all of which are beyond our control. Economic concerns, including inflation and inflation remediation efforts have been heightened as a result of the pandemic, and deterioration in any of these conditions or other future events that we are unable to predict, could result in increases in loan delinquencies and non-performing assets, decreases in loan collateral values, the value of our investment portfolio and demand for our products and services. Higher credit or collateral related losses, or decreases in the value of our investment portfolio or demand for our products and services, could negatively impact our financial condition or results of operations.

We operate in a highly regulated environment and may be adversely affected by changes in law and regulations.

Bank holding companies and nationally chartered banks operate in a highly regulated environment and are subject to supervision and examination by various regulatory agencies. The cost of compliance with regulatory requirements may adversely affect our results of operations or financial condition. Federal and state laws and regulations govern numerous matters including: changes in the ownership or control of banks and bank holding companies; maintenance of adequate capital and the financial condition of a financial institution; permissible types, amounts and terms of extensions of credit and investments; permissible non-banking activities; the required level of reserves against deposits; and restrictions on dividend payments. These and other restrictions limit the manner in which we may conduct our business and obtain financing. If we fail to meet minimum regulatory capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. Our failure to maintain the status of "well-capitalized" under our regulatory framework could affect the confidence of our customers in us, thus compromising our competitive position, or could cause our regulators to take corrective or other supervisory action.

The Dodd-Frank Act created the Consumer Financial Protection Bureau and tightened capital standards, and continues to result in new laws and regulations that may impact our revenues or increase our costs of operations.

The Dodd-Frank Act significantly changed the current bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The CFPB has broad rule-making authority for a wide range of consumer protection matters that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB's authority to prescribe rules governing the provision of consumer financial products and services could result in rules and regulations that reduce the profitability of such products or services, or impose new disclosure or substantive requirements on us that could increase the cost to us of providing such products and services. The Dodd-Frank Act also weakens the federal pre-emption rules that have been applicable to national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws, which could increase our operating costs.

Basel III Capital Rules may limit future activity.

In June 2013 the Federal Reserve Board finalized rules that substantially amended the regulatory risk-based capital rules applicable to us. These rules implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. Phase-in of the rules started in 2015 and was completed in 2019. The Company and Bank complied with the fully phased requirements well in advance of the completion date and continued to do so as of December 31, 2023.

In July 2023 US bank regulators jointly published proposed rulemaking for Basel III Finalization, also referred to as Basel III Endgame or B3E. The proposal significantly alters the regulatory capital regime for US banks, generally increasing required capital levels for banks with $100 billion or more in assets. Implementation of B3E could have unintended consequences on regional and community banks whose total assets are below threshold, such as the Bank, and result in lower returns on equity, require additional capital, limit lending activities, or limit distributions such as dividends.

In addition, in a weak economic environment, bank regulators may impose capital requirements that are more stringent than those required by applicable existing regulations. The application of more stringent capital requirements could result in lower returns on equity, require the raising of more capital, or result in adverse regulatory actions or other consequences if we are unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital, or additional capital conservation buffers could result in management modifying our business strategy and could limit our ability to make distributions, including paying dividends or repurchasing our shares, or to grow the Bank's business.

Significant competition in the financial services industry may impact our results.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources than we do. We compete with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, asset managers, insurance companies and a wide array of other local, regional and national institutions which offer financial services. Mergers between financial institutions within Maine and in nearby states have added competitive pressure. If we are unable to compete effectively, we will lose market share and our income generated from loans, deposits, and other financial products will decline.

Risks Associated With Our Common Stock

There may not be a robust trading market for our common stock.

Although our common stock is traded on the NASDAQ Global Select market and is part of the Russell 2000 Index, the trading volume of the common stock has historically not been substantial. For the year ended December 31, 2023, the average monthly trading volume of our common stock was 294,570 shares, or approximately 2.66% of the average number of our outstanding common shares. Due to the limited trading volume in our common stock, the intraday spread between bid and ask prices of the shares can be quite high. There can be no assurance that a more robust, active or economical trading market for our common stock will develop. The market value and liquidity of our common stock may, as a result, be adversely affected.

The price of our common stock may fluctuate.

The price of our common stock on the NASDAQ Global Select Market constantly changes. Price fluctuations may or may not track the general direction of equity markets, and could be significant. We expect the market price of our common stock will continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and significant changes in prices. Our common stock price can fluctuate as a result of many factors, some of which are beyond our control, including:

- quarterly fluctuations in our operating and financial results;
- operating results that vary from the expectations of investors;
- changes in expectations as to our future financial performance, including financial estimates;
- events negatively impacting the financial services industry which result in a general decline for the industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general domestic economic and market conditions; and
- declines in bank stock prices driven by macro-economic concerns.

In addition, recently the stock market generally has experienced extreme price and volume fluctuations, and industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, actual or anticipated interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of our operating results.

The inability to receive dividends from the Bank would negatively affect our ability to pay dividends to shareholders.

The Company is a legal entity separate and distinct from the Bank. With the exception of cash raised from debt and equity issuances, we receive substantially all of our cash flow from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock. Federal banking law and regulations limit the amount of dividends that the Bank can pay. For further information on the regulatory restrictions on the payment of dividends by the Bank, see "Supervision and Regulation" in Item 1. In the event the Bank is unable to pay dividends to the Company or such dividends were to be restricted or reduced, we may not be able to service debt, pay obligations or pay dividends on our common stock. Our right to participate in a distribution of assets upon the Bank's liquidation or reorganization would be subject to the prior claims of the Bank's creditors.

If we do not manage our capital position strategically, our return on equity could be lower compared to our competitors as a result of our high level of capital.

If we are unable to strategically use our excess capital, or to successfully continue capital management programs, such as stock repurchase programs or quarterly dividends to our shareholders, then our goal of generating a return on average equity that is competitive and increasing earnings per share and book value per share without assuming undue risk, could be delayed or may not be attained. Failure to achieve a competitive return on average equity might decrease investments in our common stock and might cause our common stock to trade at lower prices.

We may issue additional equity securities or engage in other transactions which dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except pursuant to the rules of the NASDAQ Stock Market, we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock to the extent of our authorized but unissued capital stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders or reduce the market price of our common stock. Holders of our common stock are not entitled to preemptive rights or protection against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. We may attempt to increase our capital resources or, if our or the Bank's capital ratios fall below the required minimums, we could be forced to raise additional capital, by making offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of shares of our preferred stock and lenders with respect to other borrowings would receive distributions of our available assets prior to the holders of our common stock. Our Board of Directors is authorized to issue one or more series of preferred stock from time to time without any action on the part of our shareholders (except as may be required under NASDAQ Stock Market rules). Our Board of Directors also has the power, without shareholder approval (except as may be required under NASDAQ Stock Market rules), to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock and the market price of our common stock could be adversely affected.

Environmental, social and governance oversight may influence stock price and increase compliance costs.

Some investors have begun to consider how corporations, such as the Company, are addressing environmental, social and governance matters, commonly known as "ESG" matters when making investment decisions. Investor advocacy groups, investment funds and influential investors (collectively "influencers") are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Specific examples of matters being evaluated as part of the investment decision or recommendation by certain investors and influencers include the business risks of climate change and the adequacy of companies' responses to climate change, diversity of a company's management and/or board of directors, community involvement and charitable giving, and the inclusion of ESG factors in the determination of executive compensation. These shifts in investing priorities may result in adverse effects on the trading price of the Company's common stock if investors determine, whether real or perceived, that the Company's ESG actions are not satisfactory. In addition, new government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Increased ESG related compliance costs could result in increases to our overall operational costs.

Potential acquisitions may disrupt our business and dilute shareholder value.

Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including:
- potential exposure to unknown or contingent liabilities of the target;
- exposure to potential asset quality issues of the target;
- difficulty and expense of integrating the operations and personnel of the target;
- potential disruption to our business;
- potential diversion of Management's time and attention;
- the possible loss of key employees and customers of the target;
- difficulty in estimating the value of the assets and liabilities of the target; and
- potential changes in banking or tax laws or regulations that may affect the target.

Merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on us.

ITEM 1B. Unresolved Staff Comments

None

ITEM 1C. Cybersecurity

Risk Management & Strategy: The Company is committed to maintaining strong and meaningful privacy and security protections for our customers' information by making available sufficient human and financial resources to protect against and monitor cybersecurity threats. These threats have increased as the use of technology has proliferated in our core business. Examples include internet banking, mobile banking, remote deposit capture, work from home accommodations, and advance function ATMs.

The Company has programs in place for the ongoing assessment of cybersecurity threats and risks, has data security programs designed to prevent and detect threats, attacks, incursions and breaches, and processes in place for the management, mitigation and remediation of potential, and any actual, cybersecurity and information technology risks and breaches. The Company maintains a robust vendor management program to oversee and identify material risks stemming from third-party service providers. Information technology staff regularly participates in relevant education opportunities and attends industry events that include cybersecurity matters. The Bank is a member of the Financial Services Information Sharing and Analysis Center (FS-ISAC) and is a participant in the Federal Financial Institutions Examination Council (FFFIEC) Cybersecurity Assessment Tool. Information security training is required for all employees no less than annually.

To assist with its information security programs, the Company engages with multiple third-party providers and specialists, including firms with personnel credentialed by internationally recognized organizations such as ISC2, the SANS Institute, and ISACA. Services provided include but are not limited to network evaluations, configuration and vulnerability assessments, penetration testing, and business continuity planning, the results of which are shared with management along with any remediation plans. In addition, an annual information systems and security audit is conducted by the Company's internal audit provider with results reported to the Audit Committee of the Board. Information security matters also fall within the scope of periodic examinations by the Bank's primary regulator, the Office of the Comptroller of the Currency (OCC).

Included in our mitigation strategy is a comprehensive cybersecurity insurance policy. The Board and Management recognize that cybersecurity matters, including expenditure related threats and the impact of incursions or breaches, may trigger disclosure requirements under SEC rules and regulations, and intend to remain vigilant with respect to the cybersecurity aspects of these obligations.

Neither the Bank nor the Company have experienced any information security breaches of its systems in the past five years. Based on the information available as of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, despite our cybersecurity risk management processes, there can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that may materially affect us. For additional information, see Item 1A. "Risk Factors" for a discussion of cybersecurity risks that we face.

Governance: Our Board has overall oversight responsibility with respect to the Company's approach to risk management, including cybersecurity risks. Although the Board has the ultimate responsibility for risk oversight, operational responsibility for cybersecurity matters is delegated to the Chief Information Officer (CIO) who oversees all technology needs of the Company, including the assessment and management of material risks from cybersecurity threats. The CIO has over thirty years experience in bank operations including network security and cybersecurity matters. The Bank employs a full-time Cybersecurity Analyst (CA) who brings over twenty-five years of information technology and network security experience to the role. In addition, we have various management- and Board-level committees that also oversee risk to the extent it relates to the committee's responsibilities and provides reports to the Board in its respective area of responsibility. Information security matters are a standing topic for the Management-only Technology Steering Committee (TSC) where membership includes the CIO, CA and other senior level managers, and the Management-Board level Enterprise Risk Management (ERM) Committee where membership includes the CIO, senior level managers, and a represent from the Board. Minutes from each ERM session are reported to the Audit Committee of the Board, and the CIO provides information security updates at each meeting of the Board.

ITEM 2. Properties

The principal office of the Company and the Bank is located in Damariscotta, Maine. The Bank operates 18 full-service banking offices in six counties in the Mid-Coast, Eastern and Down East regions of Maine:

Lincoln County	Knox County	Waldo County	Hancock County	Washington County
Boothbay Harbor	Camden	Belfast	Bar Harbor	Eastport
Damariscotta	Rockland Park Street		Blue Hill	Calais
Waldoboro	Rockland Union Street	**Penobscot County**	Ellsworth	
Wiscasset	Rockport	Bangor	Northeast Harbor	
		Brewer	Southwest Harbor	

First National Wealth Management, the investment management and trust division of the Bank, operates from our locations in Bangor, Bar Harbor, Ellsworth and Damariscotta. The Bank also maintains an Operations Center in Damariscotta. The Company owns all of its locations except for the land under the Southwest Harbor drive-up facility, the land under the Belfast branch, and the Brewer branch. Long-term land leases are in place for the Southwest Harbor and Belfast locations and an operating lease is in place for Brewer. The Company also owns undeveloped land in Belfast. Management believes that the Bank's current facilities are suitable and adequate in light of its current needs and its anticipated needs over the near term.

ITEM 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject, other than routine litigation incidental to the business of the Bank. None of these proceedings is expected to have a material effect on the financial condition of the Company or of the Bank.

ITEM 4. Mine Safety Disclosures

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders of Record

Shares of the Company's common stock trade on NASDAQ under the symbol "FNLC". The last transaction in the Company's stock on NASDAQ during 2023 was on December 31 at $28.22 per share. As of February 15, 2024, there were 4,870 stockholders of record of our common stock. There are no warrants outstanding with respect to the Company's common stock and the Company has no securities outstanding which are convertible into common equity.

Dividend Policy

The Board declared a quarterly dividend of $0.34 per share on the Company's common stock for the first quarter of the year ended December 31, 2023 and quarterly dividends of $0.35 per share on the Company's common stock for each of the second, third and fourth quarters of the year ended December 31, 2023, resulting in total dividends for the year ended December 31, 2023 of $15.4 million. The Company expects to continue its policy of paying regular cash dividends on a quarterly basis.

However, the quarterly dividends on our common stock are subject to the discretion of the Board and dependent on, among other things, our financial condition, results of operations, capital requirements and other factors that our Board may deem relevant. In addition, dividends from the Bank are the principal source of funds for the payment of dividends to the Company. See "Supervision and Regulation" in Item 1, and Item 1A, "Risk Factors" for additional information regarding the regulatory restrictions on the payment of dividends by the Bank.

Repurchase of Shares and Use of Proceeds

The Company does not currently have an active share repurchase program, nor does it have any active trading plans. In the absence of any programs or plans, share repurchase activity is typically limited and consists of shares repurchased from employees for purposes of paying tax obligations on equity grants that have vested.

The Company made the following repurchases of its common stock during the year ended December 31, 2023:

Month	Shares Purchased	Average Price Per Share	Total shares purchased as part of publicly announced repurchase plans	Maximum number of shares that may be purchased under the plans
January 2023	8,090	$ 29.41	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
April 2023	—	—	—	—
May 2023	555	23.22	—	—
June 2023	—	—	—	—
July 2023	—	—	—	—
August 2023	—	—	—	—
September 2023	—	—	—	—
October 2023	—	—	—	—
November 2023	—	—	—	—
December 2023	—	—	—	—
	8,645	$ 26.32	—	—

Unregistered Sales of Equity Securities

None

Securities Authorized for Issuance Under Equity Compensation Plans

Please see Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters under Part III of this Annual Report on Form 10-K for the information required by Item 201(d) of Regulation S-K.

Performance Graph

Set forth below is a line graph comparing the five-year cumulative total return of $100.00 invested in the Company's common stock ("FNLC"), assuming reinvestment of all cash dividends and retention of all stock dividends, with a comparable amount invested in the Standard & Poor's 500 Index ("S&P 500") and the NASDAQ Combined Bank Index ("NASD Bank"). The NASD Bank index is a capitalization-weighted index designed to measure the performance of all NASDAQ stocks in the banking sector.



	2018	2019	2020	2021	2022	2023
FNLC	$100.00	$120.13	$106.24	$137.32	$136.75	$135.95
S&P 500	$100.00	$131.48	$155.66	$200.30	$163.98	$207.05
NASD Bank	$100.00	$124.38	$115.05	$164.42	$134.23	$129.62

ITEM 6. No Required Information

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company was incorporated in the State of Maine on January 15, 1985, and is the parent holding company of Bank. On January 28, 2016, the Board of Directors voted to change the Bank's name to First National Bank from The First, N.A.

The Company generates almost all of its revenues from the Bank, which was chartered as a national bank under the laws of the United States on May 30, 1864. The Bank, which has eighteen offices along coastal and eastern Maine, emphasizes personal service to the communities it serves, concentrating primarily on small businesses and individuals.

The Bank offers a wide variety of traditional banking services and derives the majority of its revenues from net interest income – the spread between what it earns on loans and investments and what it pays for deposits and borrowed funds. While net interest income typically increases as earning assets grow, the spread can vary up or down depending on the level and direction of movements in interest rates. Management believes the Bank has moderate exposure to changes in interest rates, as discussed in "Interest Rate Risk Management" elsewhere in Management's Discussion.

Non-interest income is the Bank's secondary source of revenue and includes fees and service charges on deposit accounts and services, interchange from debit cards, income from the sale and servicing of mortgage loans, and income from investment management and private banking services through First National Wealth Management (previously First Advisors), a division of the Bank.

The abbreviations and descriptions identified below are used throughout Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 - Financial Statement and Supplementary Data. The following is provided to aid the reader and provide a reference page when reviewing these sections of the Form 10-K.

Abbreviation	Description	Abbreviation	Description
ACL	Allowance for credit losses	GNMA	Government National Mortgage Association
AFS	Available-for-sale	HTM	Held-to-maturity
ALCO	Asset/Liability Committee	IAL	Individually Analyzed Loans
AOCI	Accumulated other comprehensive income (loss)	IRS	Internal Revenue Service
ASC	Accounting Standards Codification	LIBOR	London Interbank Offered Rate
ASU	Accounting Standards Update	MPF	Mortgage Partnership Finance Program
BTFP	Bank Term Funding Program	OAEM	Other assets especially mentioned
C&I	Commercial and Industrial	OCC	Office of the Comptroller of the Currency
CDs	Certificates of deposit	OCI	Other comprehensive income (loss)
CECL	Current Expected Credit Loss	OIS	Overnight Indexed Swap
CLLD	Construction, land, and land development	OREO	Other real estate owned
EPS	Earnings per share	POR	Period of Redemption
FASB	Financial Accounting Standards Board	PPP	Paycheck Protection Program
FDIC	Federal Deposit Insurance Corporation	PSA	Public Securities Association
FHLB	Federal Home Loan Bank	SBA	Small Business Association
FHLBB	Federal Home Loan Bank of Boston	SEC	Securities and Exchange Commission
FHLMC	Federal Home Loan Mortgage Corporation	SOFR	Secured Overnight Financing Rate
FNMA	Federal National Mortgage Association	TDR	Troubled debt restructuring
FOMC	Federal Open Market Committee	The 2020 Plan	The 2020 Equity Incentive Plan
FRB	Federal Reserve Board	The Bank	First National Bank
FRBB	Federal Reserve Bank of Boston	The Company	The First Bancorp, Inc.
GAAP	Accounting principles generally accepted in the U.S.	U.S.	United States of America
GDP	Gross domestic product	USD	U.S. Dollar

Forward-Looking Statements

This report contains statements that are "forward-looking statements." We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "outlook," "will," "should," and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectability, default and charge-off rates, changes in the size and nature of the Company's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of this Annual Report on Form 10-K may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this annual report, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results discussed in these forward-looking statements. Readers are also urged to carefully review and consider the various disclosures made by the Company, which attempt to advise interested parties of the factors that affect the Company's business.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 1, "Summary of Significant Accounting Policies," to the consolidated financial statements contained in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K. In applying these accounting policies, management is required to exercise judgment in determining many of the methodologies, assumptions and estimates to be utilized. Certain of the critical accounting estimates are more dependent on such judgment and in some cases may contribute to volatility in the Company's reported financial performance should the assumptions and estimates used be incorrect or change over time due to changes in circumstances. Management considers the ACL, fair value of securities, credit loss recognition on securities, goodwill, mortgage servicing rights, and derivative instruments designated as hedges to be Critical Accounting Estimates.

Management's discussion and analysis of the Company's financial condition and results of operations is based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, Management evaluates its estimates, including those related to the ACL, fair value of securities, goodwill, the valuation of mortgage servicing rights, derivative financial instruments, and other-than-temporary impairment on securities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amounts derived from Management's estimates and assumptions under different assumptions or conditions.

Allowance for Credit Losses. Management believes the ACL requires the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The ACL is based on Management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio, off-balance sheet commitments, and investment portfolio. The ACL increased materially in 2023 after adoption of ASC 326; for further detail refer to Note 25, "New Accounting Pronouncements" to the consolidated financial statements contained in Item 8 of the Form 10-K.

Management regularly evaluates the allowance, typically monthly, to determine the appropriate level by taking into consideration factors such as the size and growth trajectory of the portfolio, quality trends as measured by key indicators, prior loan loss experience in major portfolio segments, local and national business and economic conditions, the results of any stress testing undertaken during the period, and Management's estimation of potential losses. Period-to-period changes to any or all of these of these factors could change the level of ACL required, in turn impacting our level of provision expense and ultimately our net income. Similarly, the use of different estimates or assumptions could produce different provisions for credit losses which would likely result in changes to the Company's net income. Further discussion of the ACL may be found in Note 3, "Investment Securities", Note 5, "Loans", and Note 6, "Allowance for Credit Losses", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Fair Value of Securities. Determining a market price for securities carried at fair value is a critical accounting estimate in the Company's financial statements. Pricing of individual securities is subject to a number of factors including changes in market interest rates, changes in prepayment speeds and assumptions, changes in market tolerance for risk, and any changes in the risk profile of the security. The Company subscribes to a widely recognized, independent pricing service and updates carrying values no less frequently than monthly. It also validates the values provided by the pricing service no less frequently than quarterly by measuring against security prices provided by a secondary source. Results of the validation are reported to the ALCO each quarter and any variances between the two sources above defined thresholds are investigated by management. A finding that the Company's methodology for valuation of its investment securities is materially incorrect could result in changes to the carrying value of securities on its balance sheet and corresponding changes in shareholders equity position. As of December 31, 2023 the fair value of AFS securities decreased by $2.5 million and the fair value of HTM securities decreased by $441,000 from that of December 31, 2022. These decreases are due primarily to incoming cash flow from these investments being re-deployed to other segments of the balance sheet. Further discussion of the fair value of securities may be found in Note 3, "Investment Securities", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Credit Loss Recognition on Securities. Another significant estimate related to investment securities is the evaluation of potential credit losses on investment securities. The evaluation of securities for potential credit losses is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized as a charge to the ACL. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads and the expected recovery period of unrealized losses. Securities that are in an unrealized loss position are reviewed at least quarterly to determine if recognition of a loss is required. The primary factors considered in this evaluation (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, (d) the volatility of the securities' market price, (e) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery, which may be at maturity and (f) any other information and observable data considered relevant, including the expectation of receipt of all principal and interest when due. The Bank invests only in investment grade securities and no credit losses have been recognized on securities currently held. Further discussion of credit loss recognition on securities may be found in Note 3, "Investment Securities", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Goodwill. Management utilizes numerous techniques to estimate the value of various assets held by the Company, including methods to determine the appropriate carrying value of goodwill as required under FASB ASC Topic 350 "Intangibles – Goodwill and Other." In addition, goodwill from a purchase acquisition is subject to ongoing periodic impairment tests, which include an evaluation of the ongoing assets, liabilities and revenues from the acquisition and an estimation of the impact of business conditions. Testing has indicated that no impairment of goodwill has occurred and the value of goodwill as of December 31, 2023 is unchanged from the prior year.

Mortgage Servicing Rights. The valuation of mortgage servicing rights is a critical accounting policy which requires significant estimates and assumptions. The Bank often sells mortgage loans it originates and retains the ongoing servicing of such loans, receiving a fee for these services, generally 0.25% of the outstanding balance of the loan per annum. Mortgage servicing rights are recognized at fair value when they are acquired through the sale of loans, and are reported in other assets. They are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The rights are subsequently carried at the lower of amortized cost or fair value. Management uses an independent firm which specializes in the valuation of mortgage servicing rights to determine the fair value. The most important assumption is the anticipated loan prepayment rate, and increases in prepayment speed and amount result in lower valuations of mortgage servicing rights. The valuation may also include an evaluation for impairment based upon the fair value of the rights, which can vary depending upon current interest rates and prepayment expectations, as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. The fair value of mortgage servicing rights as of December 31, 2023 decreased by 151,000 from that of December 31, 2022 primarily due to loan amortization and payoffs outpacing sales of new loans during the year, and no impairment was recognized as of either date. The use of different assumptions could produce a different valuation. All of the assumptions are based on standards the Company believes would be utilized by market participants in valuing mortgage servicing rights and are consistently derived and/or benchmarked against independent public sources. Further information may be found in Note 4, "Mortgage Servicing Rights", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Derivative Financial Instruments Designated as Hedges. The Company recognizes all derivatives in the consolidated balance sheets at fair value. On the date a derivative contract is entered into, the derivative is designated as a hedge of either a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), or a held for trading instrument ("trading instrument"). The relationships between hedging instruments and hedged items is formally documented, as is the risk management objective(s) and strategy for undertaking various hedge transactions. Both at the hedge's inception and on an ongoing basis, determination is made as to whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows or fair values of hedged items. Changes in fair value of a derivative that is effective and that qualifies as a cash flow hedge are recorded in OCI and are reclassified into earnings when the forecasted transaction or related cash flows affect earnings. Changes in fair value of a derivative that qualifies as a fair value hedge and the change in fair value of the hedged item are both recorded in earnings and offset each other when the transaction is effective. Those derivatives that are classified as trading instruments, including customer loan swaps, are recorded at fair value with changes in fair value recorded in earnings. Hedge accounting is discontinued when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, that it is unlikely that the forecasted transaction will occur, or that the designation of the derivative as a hedging instrument is no longer appropriate. Among the factors that may influence the fair value of a derivative instrument are changes in market interest rates, changes in the time remaining to maturity of the instrument, or credit quality of the counter-party. Further information, including period-to-period changes in the fair value of derivatives, may be found in Note 14, "Financial Derivative Instruments", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Use of Non-GAAP Financial Measures

Certain information in Management's Discussion and Analysis of the Financial Condition and Results of Operations and elsewhere in this Report contains financial information determined by methods other than in accordance with GAAP. Management uses these "non-GAAP" measures in its analysis of the Company's performance (including for purposes of determining the compensation of certain executive officers and other Company employees) and believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and with other financial institutions, as well as demonstrating the effects of significant gains and charges in the current period, in light of the disclosure practices employed by many other publicly-traded financial institutions. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. Management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

In several places net interest income is calculated on a fully tax-equivalent basis. Specifically included in interest income was tax-exempt interest income from certain investment securities and loans. An amount equal to the tax benefit derived from this tax-exempt income has been added back to the interest income total which, as adjusted, increased net interest income accordingly. Management believes the disclosure of tax-equivalent net interest income information improves the clarity of financial analysis, and is particularly useful to investors in understanding and evaluating the changes and trends in the Company's results of operations. Other financial institutions commonly present net interest income on a tax-equivalent basis. This adjustment is considered helpful in the comparison of one financial institution's net interest income to that of another institution, as each will have a different proportion of tax-exempt interest from its earning assets. Moreover, net interest income is a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, other financial institutions generally use tax equivalent net interest income to provide a better basis of comparison from institution to institution. The Company follows these practices. The following table provides a reconciliation of tax-equivalent financial information to the Company's consolidated financial statements, which have been prepared in accordance with GAAP. A Federal income tax rate of 21.0% was used in 2023 and 2022.

		Years ended December 31,		
Dollars in thousands		**2023**		2022
Net interest income as presented	$	**65,207**	$	76,166
Effect of tax-exempt income		**2,644**		2,326
Net interest income, tax equivalent	$	**67,851**	$	78,492

The Company presents its efficiency ratio using non-GAAP information which is most commonly used by financial institutions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income from the Consolidated Statements of Income and Comprehensive Income. The non-GAAP efficiency ratio excludes securities losses from noninterest expenses, excludes securities gains from noninterest income, and adds the tax-equivalent adjustment to net interest income.

The following table provides a reconciliation between the GAAP and non-GAAP efficiency ratio:

		Years ended December 31,		
Dollars in thousands		**2023**		2022
Non-interest expense, as presented	$	**43,758**	$	43,904
Net interest income, as presented		**65,207**		76,166
Effect of tax-exempt income		**2,644**		2,326
Non-interest income, as presented		**15,437**		16,874
Effect of non-interest tax-exempt income		**176**		170
Net securities gains		**—**		(7)
Adjusted net interest income plus non-interest income	$	**83,464**	$	95,529
Non-GAAP efficiency ratio		**52.43 %**		45.96 %
GAAP efficiency ratio		**54.26 %**		47.19 %

The Company presents certain information based upon average tangible common shareholders' equity instead of total average shareholders' equity. The difference between these two measures is the Company's intangible assets, specifically goodwill from prior acquisitions. Management, banking regulators and many stock analysts use the tangible common equity ratio and the tangible book value per common share in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase accounting method in accounting for mergers and acquisitions.

The following table provides a reconciliation of average tangible common shareholders' equity to the Company's consolidated financial statements, which have been prepared in accordance with GAAP:

		Years ended December 31,		
Dollars in thousands		**2023**		2022
Average shareholders' equity as presented	$	**234,480**	$	234,521
Less intangible assets (average)		**(30,843)**		(30,892)
Average tangible common shareholders' equity	$	**203,637**	$	203,629

To provide period-to-period comparison of operating results prior to consideration of credit loss provision and income taxes, the non-GAAP measure of Pre-Tax, Pre-Provision Net Income is presented. The following table provided a reconciliation to Net Income:

		Years ended December 31,		
Dollars in thousands		**2023**		2022
Net income, as presented	$	**29,518**	$	38,990
Add: provision for credit losses		**1,184**		1,750
Add: income taxes		**6,184**		8,396
Pre-tax, pre-provision net income	$	**36,886**	$	49,136

Executive Summary

The Company reported net income for the year ended December 31, 2023 of $29.5 million, down $9.5 million or 24.3% from a record level of $39.0 million reported for the year ended December 31, 2022. Earnings per common share on a fully diluted basis were $2.66 and $3.53, respectively, for the same periods, down $0.87 or 24.6%. The cycle of interest rate increases by the FOMC, initiated in 2022 and continuing into 2023, intended to quell inflationary pressure on the economy, increased the Bank's funding costs at a faster rate than earning asset yields, leading to a year-over-year decrease in earnings. Despite a challenging operating environment, loan growth remained robust, deposit growth was strong and asset quality continued to be excellent.

During 2023, total assets increased $207.5 million or 7.6%, ending the year at $2.947 billion. The loan portfolio increased $214.8 million or 11.2% in 2023, ending the year at $2.129 billion. The investment portfolio was down $11.6 million or 1.7% as cash flow from matured and amortizing securities was redeployed to other segments of the balance sheet rather than reinvested. On the liability side of the balance sheet, low-cost deposits decreased $95.1 million or 7.2%, to $1.223 billion as of

December 31, 2023. Certificates of deposit increased $202.6 million or 23.3% from the end of 2022. Local CDs increased $89.4 million and wholesale CDs increased $113.1 million at December 31, 2023 compared to December 31, 2022.

Asset quality continues to be strong and stable. Non-performing loans stood at 0.10% of total loans as of December 31, 2023 consistent with the 0.09% level of non-performing loans a year ago. Net chargeoffs were $233,000, or 0.01% of average loans in 2023, compared to $548,000, or 0.02% of average loans for the year ended December 31, 2022. Past due loans were 0.18% of total loans as of December 31, 2023, a modest increase from 0.08% of total loans at December 31, 2022.The allowance as a percentage of loans outstanding stood at 1.13% in 2023, up from 0.87% at December 31, 2022. The Company adopted ASC 326, the CECL standard, effective January 1, 2023 incurring a $6.3 million retained earnings adjustment in the first quarter. The provision for credit losses on loans was $1.3 million in 2023, as compared to $1.8 million in 2022. Most of the dollar increase in the ACL for loans is the result of CECL adoption and associated one-time adjustments.

Maintaining a strong capital position is a top priority for the Company. The Company's total risk-based capital ratio was 13.66% as of December 31, 2023, solidly above the well-capitalized threshold of 10.0% set by the FDIC, the FRB, and the OCC.

Earnings performance in 2023 was solid though down from the prior year's record level. Net interest income on a tax-equivalent basis decreased $10.6 million or 13.6% for the year ended December 31, 2023 compared to the year ended December 31, 2022. Total interest income increased $35.1 million, or 37.8%, from 2022, while total interest expense increased $46.1 million, or 273.3%. The Company's tax-equivalent net interest margin was 2.49% in 2023, compared to 3.15% in 2022.

Non-interest income in 2023 was $15.4 million, a decrease of $1.4 million or 8.5% from the $16.9 million reported in 2022. The year-to-year decrease in non-interest income is primarily attributable to mortgage banking activity dropping 42.9% from 2022 and a decrease in debit card revenue of 15.2%, during the same period.

Non-interest expense in 2023 was $43.8 million, a decrease of $146,000 or 0.3% from the $43.9 million reported in 2022. Employee salary and benefit expense decreased $1.4 million or 5.9% from the prior year, due primarily to reduced incentive compensation accruals. A base rate increase imposed by the FDIC led to a $894,000 increase in deposit insurance premiums from the prior year. Income taxes on operating earnings were $6.2 million for the year ended December 31, 2023, down $2.2 million from the same period in 2022.

The Company's operating ratios remain favorable, with a return on average assets of 1.03% and a return on average tangible common equity (non-GAAP) of 14.50% for the year ended December 31, 2023. Our non-GAAP efficiency ratio continues to be an important component in our overall performance and stood at 52.43% in 2023. Dividends paid to shareholders totaled $1.39 per share, representing 51.87% of basic earnings per share for the year.

Results of Operations

Net Interest Income

Net interest income on a tax-equivalent basis decreased 13.6% or $10.6 million to $67.9 million for the year ended December 31, 2023 from the $78.5 million reported for the year ended December 31, 2022. The Company's net interest margin was 2.49% in 2023, compared to 3.15% in 2022.

Total interest income on a tax-equivalent basis in 2023 was $130.8 million, an increase of $35.5 million or 37.2% from the $95.4 million posted by the Company in 2022. Interest income in 2022 included $1.2 million of non-recurring PPP revenue. Growth in earning assets coupled with higher interest rates resulted in the period to period increase. Total interest expense in 2023 was $63.0 million, an increase of $46.1 million or 273.3% from the $16.9 million posted by the Company in 2022. Higher market interest rates resulting from FOMC actions coupled with changing customer product preferences to higher cost money market and CD products led to the period-to-period increase, resulting in the decrease in net interest income. Tax-exempt interest income amounted to $9.9 million for the year ended December 31, 2023, and $8.8 million for the year ended December 31, 2022.

The following tables present changes in interest income and expense attributable to changes in interest rates, volume, and rate/volume[1] for interest-earning assets and interest-bearing liabilities. Tax-exempt income is calculated on a tax-equivalent basis, using a 21.0% Federal income tax rate in 2023 and 2022.

Year ended December 31, 2023 compared to 2022

Dollars in thousands	Volume	Rate	Rate/Volume[1]	Total
Interest on earning assets				
Interest-bearing deposits	$ (178)	$ 874	$ (494)	$ 202
Investment securities	(159)	2,772	(23)	2,590
Loans held for sale	(10)	(11)	10	(11)
Loans	10,784	19,175	2,717	32,676
Total interest income	10,437	22,810	2,210	35,457
Interest expense				
Deposits	2,333	37,600	5,712	45,645
Borrowings	(241)	826	(132)	453
Total interest expense	2,092	38,426	5,580	46,098
Change in net interest income	$ 8,345	$ (15,616)	$ (3,370)	$ (10,641)

[1] *Represents the change attributable to a combination of change in rate and change in volume.*

The following table presents the interest earned on or paid for each major asset and liability category, respectively, for the years ended December 31, 2023 and 2022, as well as the average yield for each major asset and liability category, and the net yield between assets and liabilities. Tax-exempt income has been calculated on a tax-equivalent basis using a 21% Federal income tax rate in 2023 and 2022. Unrecognized interest on non-accrual loans is not included in the amount presented, but the average balance of non-accrual loans is included in the denominator when calculating yields.

	2023		2022	
Dollars in thousands	**Amount of interest**	**Average Yield/ Rate**	Amount of interest	Average Yield/ Rate
Interest-earning assets				
Interest-bearing deposits	$ **517**	**5.39 %**	$ 315	1.43 %
Investment securities	**21,518**	**3.16 %**	18,928	2.76 %
Loans held for sale	**—**	**— %**	11	2.48 %
Loans	**108,783**	**5.34 %**	76,107	4.26 %
Total interest-earning assets	**130,818**	**4.80 %**	95,361	3.82 %
Interest-bearing liabilities				
Deposits	**61,004**	**2.78 %**	15,359	0.80 %
Borrowings	**1,963**	**1.87 %**	1,510	1.21 %
Total interest-bearing liabilities	**62,967**	**2.73 %**	16,869	0.83 %
Net interest income	$ **67,851**		$ 78,492	
Interest rate spread		**2.06 %**		2.99 %
Net interest margin		**2.49 %**		3.15 %

Average Daily Balance Sheets

The following table shows the Company's average daily balance sheets for the years ended December 31, 2023 and 2022:

		For the years ended December 31,		
Dollars in thousands		**2023**		2022
Assets				
Cash and cash equivalents	$	**24,572**	$	23,253
Interest-bearing deposits in other banks		**9,600**		22,089
Securities available for sale (includes tax exempt securities of $40,413 in 2023 and $35,759 in 2022)		**286,518**		302,019
Securities to be held to maturity, net of allowance for credit losses of $434 at December 31, 2023[1] (included tax exempt securities of $256,835 in 2023 and $254,504 in 2022)		**389,676**		379,762
Restricted equity securities, at cost		**4,577**		4,761
Loans held for sale (fair value approximates cost)		**38**		443
Loans		**2,037,377**		1,784,521
Allowance for credit losses		**(21,990)**		(16,103)
Net loans		**2,015,387**		1,768,418
Accrued interest receivable		**13,082**		9,557
Premises and equipment, net		**28,299**		28,828
Other real estate owned		**6**		9
Goodwill		**30,646**		30,646
Other assets		**64,958**		54,250
Total Assets	$	**2,867,359**	$	2,624,035
Liabilities & Shareholders' Equity				
Demand deposits	$	**304,081**	$	337,121
NOW deposits		**625,626**		635,172
Money market deposits		**228,562**		204,279
Savings deposits		**330,807**		373,604
Certificates of deposit		**1,013,307**		695,311
Total deposits		**2,502,383**		2,245,487
Borrowed funds – short term		**104,999**		124,830
Borrowed funds – long term		**—**		84
Dividends payable		**983**		1,105
Other liabilities		**24,514**		18,008
Total Liabilities		**2,632,879**		2,389,514
Shareholders' Equity:				
Common stock		**111**		110
Additional paid-in capital		**68,975**		67,566
Retained earnings		**210,266**		195,673
Net unrealized loss on securities available for sale		**(45,339)**		(29,052)
Net unrealized gain on cash flow hedging derivative instruments		**253**		192
Net unrealized loss on securities transferred from available for sale to held to maturity		**(59)**		(74)
Net unrealized gain on postretirement benefit costs		**273**		106
Total Shareholders' Equity		**234,480**		234,521
Total Liabilities & Shareholders' Equity	$	**2,867,359**	$	2,624,035

[1]*December 31, 2022 had no ACL.*

Non-Interest Income

Non-interest income in 2023 was $15.4 million, a decrease of $1.4 million or 8.5% from the $16.9 million reported in 2022. The year-to-year decrease in non-interest income is primarily attributable to mortgage banking activity and debit card revenue. Mortgage banking revenue dropped 42.9% from 2022, as higher interest rates dramatically slowed origination activity, negatively impacting both gain on sale income and mortgage servicing rights valuation. Debit card revenue decreased $964,000 or 15.2% year-over-year, attributable to one time incentive payments received in 2022. Annual revenues at First National Wealth Management, the Bank's trust and investment management division, were stable, up 1.2% from 2022. Service charge revenues and other income also had modest increases for the year.

Non-Interest Expense

Non-interest expense in 2023 was $43.8 million, a decrease of $146,000 or 0.3% from the $43.9 million reported in 2022. Employee salary and benefit expense decreased 5.9% from the prior year, due primarily to reduced incentive compensation accruals. A base rate increase imposed by the FDIC led to a $894,000 increase in deposit insurance premiums from the prior year. Occupancy expense and furniture & equipment expense each had modest dollar increases from 2022.

Provision to the Allowance for Credit Losses Loans

The Company adopted ASC 326, the CECL standard, effective January 1, 2023 incurring a $6.3 million retained earnings adjustment in the first quarter. The Company's provision to the ACL loans was $1.3 million in 2023 compared to $1.8 million in 2022. The ACL loans stood at 1.13% of total loans as of December 31, 2023, compared to 0.87% as of December 31, 2022. Most of the dollar increase in the ACL for loans is the result of CECL adoption and associated one-time adjustments.

Net loan charge-offs in 2023 were $233,000 or 0.01% of average loans, down from $548,000 or 0.02% of loans in 2022. Non-performing assets stood at 0.07% of total assets as of December 31, 2023 compared to 0.06% of total assets at December 31, 2022. Past-due loans were 0.18% of total loans as of December 31, 2023, a modest increase from 0.08% of total loans as of December 31, 2022.

Income Taxes

Income taxes on operating earnings were $6.2 million for the year ended December 31, 2023, down $2.2 million from 2022.

Net Income

Net income for 2023 was $29.5 million, down 24.3% or $9.5 million from net income of $39.0 million that was posted in 2022. Earnings per share on a fully diluted basis for 2023 were $2.66, down $0.87 or 24.6% from the $3.53 reported for the year ended December 31, 2022.

Key Ratios

Return on average assets in 2023 was 1.03%, down from the 1.49% posted in 2022. Return on average tangible common equity was 14.50% in 2023, compared to 19.15% in 2022. In 2023, the Company's dividend payout ratio (dividends declared per share divided by earnings per share) was 51.87%, compared to 37.64% in 2022. The Company's non-GAAP efficiency ratio – a benchmark measure of the amount spent to generate a dollar of income – was 52.43% in 2023, compared to 45.96% in 2022.

Investment Management and Fiduciary Activities

As of December 31, 2023, First National Wealth Management, the Bank's trust and investment management division, had assets under management or custody with a market value of $1.254 billion, consisting of 1,249 trust accounts, estate accounts, agency accounts, and self-directed individual retirement accounts. This compares to December 31, 2022, when 1,233 accounts with a market value of $1.179 billion were under management or custody.

Comparison of the Years Ended December 31, 2022 and 2021

A discussion of changes in our results of operations during the year ended December 31, 2022 compared to the year ended December 31, 2021 has been omitted from this Annual Report on Form 10-K but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023, which discussion is incorporated herein by reference, and which is available free of charge on the SECs website at www.sec.gov.

Assets and Asset Quality

Total assets of $2.947 billion at December 31, 2023 increased 7.6% or $207.5 million from $2.739 billion at December 31, 2022. The investment portfolio, including restricted equity securities decreased $11.6 million or 1.7% over December 31, 2022, and the loan portfolio increased $214.8 million or 11.2%. Year-over-year, average assets were up $243.3 million in 2023 over 2022. Average loans in 2023 were $252.9 million higher than in 2022, and average investments in 2023 were $5.6 million lower than in 2022.

Non-performing assets to total assets stood at 0.07% at December 31, 2023, consistent with the 0.06% of total assets at December 31, 2022. In general terms, the Company's long-standing approach to working with borrowers and ethical loan underwriting standards helps alleviate some of the payment problems on customers' loans and minimizes actual loan losses, in Management's opinion. Opportunities were taken in both 2021 and 2022 to reduce the level of non-performing assets via no-recourse sales of mostly non-performing commercial and residential mortgage loans. The Company held no OREO property or repossessed assets at December 31, 2023.

Net chargeoffs in 2023 were $233,000 or 0.01% of average loans outstanding, down $315,000 from 2022. Residential real estate term loans represent 31.6% of the total loan portfolio, and this loan category generally has a lower level of losses in comparison to other loan types. In 2023, residential mortgages had a recovery ratio of 0.003% compared to a loss ratio of 0.011% for the entire loan portfolio. The Company does not have a credit card portfolio or offer dealer consumer loans, which generally carry more risk and potentially higher losses than other types of consumer credit.

The ACL-loans ended 2023 at $24.0 million and stood at 1.13% of total loans outstanding, compared to $16.7 million and 0.87% of total loans outstanding at December 31, 2022. A $1.3 million provision for losses was made during the year ended 2023. The one-time CECL adoption adjustments, coupled with the provision and net charge off activity, resulted in the ACL increasing $7.3 million or 43.7% from December 31, 2022.

Investment Activities

During 2023, the investment portfolio, including restricted equity securities, decreased 1.7% to end the year at $670.7 million, compared to $682.3 million at December 31, 2022. Average investments in 2023 were $5.6 million lower than in 2022. The change in value of the portfolio is attributable primarily to limited reinvestment of incoming cash flow from amortizing and matured investments, as cash flow was re-directed to other segments of the balance sheet. As of December 31, 2023, mortgage-backed securities had a carrying value of $281.0 million and a fair value of $270.7 million. Of this total, securities with a fair value of $77.7 million or 28.7% of the mortgage-backed portfolio were issued by the GNMA and securities with a fair value of $193.0 million or 71.3% of the mortgage-backed portfolio were issued by the FHLMC and the FNMA.

The Company's investment securities are classified into three categories: securities available for sale, securities to be held to maturity and restricted equity securities. Securities available for sale consist primarily of debt securities which Management intends to hold for indefinite periods of time. They may be used as part of the Company's funds management strategy, and may be sold in response to changes in interest rates, prepayment risk and liquidity needs, to increase capital ratios, or for other similar reasons. Securities to be held to maturity consist primarily of debt securities that the Company has acquired solely for long-term investment purposes, rather than for trading or future sale. For securities to be categorized as HTM, Management must have the intent and the Company must have the ability to hold such investments until their respective maturity dates. Restricted equity securities consist of investments in the stock of the FRBB and the FHLBB; ownership of these securities is required as a condition of the Bank's membership in the respective banks and these shares are not able to be pledged or sold. The Company does not hold trading account securities.

All investment securities are managed in accordance with a written investment policy adopted by the Board of Directors. It is the Company's general policy that investments for either the AFS or HTM portfolio be limited to government debt obligations, time deposits, and corporate bonds or commercial paper with one of the three highest ratings given by a nationally recognized rating agency. The portfolio is currently invested primarily in U.S. Government sponsored agency securities, mortgage-backed securities and tax-exempt obligations of states and political subdivisions. The individual securities have been selected to enhance the portfolio's overall yield while not materially adding to the Company's level of interest rate risk.

During the third quarter of 2014, the Company transferred securities with a total amortized cost of $89,780,000 with a corresponding fair value of $89,757,000 from AFS to HTM. The net unrealized loss, net of taxes, on these securities at the date of the transfer was $15,000. The net unrealized holding loss at the time of transfer continues to be reported in AOCI, net of tax and is amortized over the remaining lives of the securities as an adjustment of the yield. The amortization of the net unrealized loss reported in AOCI will offset the effect on interest income of the discount for the transferred securities. The remaining unamortized balance of the net unrealized losses for the securities transferred from AFS to HTM was $56,000, net of taxes, at December 31, 2023. This compares to $64,000, net of taxes at December 31, 2022. These securities were transferred as a part of the Company's overall investment and balance sheet strategies.

The following table sets forth the Company's investment securities at their carrying amounts as of December 31, 2023 and 2022:

Dollars in thousands		2023		2022
Securities available for sale				
U.S. Treasury and Agency securities	$	19,830	$	19,147
Mortgage-backed securities		224,597		228,676
State and political subdivisions		34,645		33,191
Asset-backed securities		2,981		3,495
		282,053		284,509
Securities to be held to maturity				
U.S. Treasury and Agency securities		40,100		40,100
Mortgage-backed securities		56,401		60,497
State and political subdivisions		254,418		258,549
Corporate securities		34,750		34,750
		385,669		393,896
Less allowance for credit losses		(434)		—
Net securities to be held to maturity		385,235		393,896
Restricted equity securities				
Federal Home Loan Bank Stock		2,348		2,846
Federal Reserve Bank Stock		1,037		1,037
		3,385		3,883
Total securities	$	670,673	$	682,288

The Company adopted ASC 326, the CECL standard, effective January 1, 2023. In conjunction with adoption, holdings of AFS securities and HTM securities were evaluated to determine the need to establish an ACL, if any. The total ACL for HTM securities was $434,000 as of December 31, 2023; there was no reserve as of December 31, 2022. Further details are included in Notes 3 and 25 of the accompanying financial statements.

The following table sets forth information on the yields and expected maturities of the Company's investment securities as of December 31, 2023. Yields on tax-exempt securities have been computed on a tax-equivalent basis using a tax rate of 21%. Mortgage-backed securities are presented according to their contractual maturity date, while the yield takes into effect intermediate cash flows from repayment of principal which results in a much shorter average life.

Dollars in thousands	Available For Sale		Held to Maturity	
	Fair Value	Yield to maturity	Amortized Cost	Yield to maturity
U.S. Treasury & Agency Securities				
Due in 1 year or less	$ —	0.00 %	$ —	0.00 %
Due in 1 to 5 years	2,880	1.83 %	—	0.00 %
Due in 5 to 10 years	8,095	1.17 %	13,500	1.81 %
Due after 10 years	8,855	2.00 %	26,600	1.60 %
Total	19,830	1.64 %	40,100	1.67 %
Mortgage-Backed Securities				
Due in 1 year or less	—	0.00 %	—	0.00 %
Due in 1 to 5 years	223	3.21 %	3	6.66 %
Due in 5 to 10 years	10,297	3.62 %	4,109	4.68 %
Due after 10 years	214,077	2.37 %	52,289	1.56 %
Total	224,597	2.43 %	56,401	1.79 %
State & Political Subdivisions				
Due in 1 year or less	—	0.00 %	924	3.71 %
Due in 1 to 5 years	270	5.06 %	10,384	3.98 %
Due in 5 to 10 years	6,697	2.56 %	54,333	3.44 %
Due after 10 years	27,678	3.31 %	188,777	2.55 %
Total	34,645	3.18 %	254,418	2.80 %
Asset-Backed Securities				
Due in 1 year or less	—	0.00 %	—	0.00 %
Due in 1 to 5 years	—	0.00 %	—	0.00 %
Due in 5 to 10 years	—	0.00 %	—	0.00 %
Due after 10 years	2,981	6.51 %	—	0.00 %
Total	2,981	6.51 %	—	0.00 %
Corporate Securities				
Due in 1 year or less	—	0.00 %	750	1.50 %
Due in 1 to 5 years	—	0.00 %	6,000	4.88 %
Due in 5 to 10 years	—	0.00 %	28,000	4.66 %
Due after 10 years	—	0.00 %	—	0.00 %
Total	—	0.00 %	34,750	4.63 %
	$ 282,053	2.51 %	$ 385,669	2.70 %

AFS Debt Securities in an Unrealized Loss Position

The AFS securities portfolio contains certain securities, the amortized cost of which exceeds fair value, which at December 31, 2023 amounted to $50.4 million, or 15.18% of the amortized cost of the total AFS securities portfolio. At December 31, 2022, this amount was $56.7 million, or 16.61% of the total AFS securities portfolio.

The Company's evaluation of securities for impairment is a quantitative and qualitative process intended to determine whether declines in the fair value of AFS investment securities should be recognized as a charge against the ACL. The primary factors considered in evaluating whether a loss should be recognized include: (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, (d) the volatility of the securities market price, (e) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery, which may be at maturity, and (f) any other information and observable data considered relevant in determining whether full collection of amounts contractually due will be realized.

The Company's best estimate of cash flows uses severe economic recession assumptions due to market uncertainty. The Company's assumptions include but are not limited to delinquencies, foreclosure levels and constant default rates on the underlying collateral, loss severity ratios, and constant prepayment rates. If the Company does not expect to receive 100% of future contractual principal and interest, a charge against the ACL is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral.

As of December 31, 2023, the Company had AFS debt securities in an unrealized loss position with a fair value of $261.5 million and unrealized losses of $50.4 million, as identified in the table below. AFS securities in a continuous unrealized loss position of twelve months or more amounted to a fair value of $257.7 million as of December 31, 2023, compared with $192.5 million at December 31, 2022. The Company has concluded that these securities are fully collectible and that no charge against the allowance is required. This conclusion was based on the issuer's continued satisfaction of the securities obligations in accordance with their contractual terms and the expectation that the issuer will continue to do so, Management's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value which may be at maturity, the expectation that the Company will receive 100% of future contractual cash flows, as well as the evaluation of the fundamentals of the issuer's financial condition and other objective evidence. The following table summarizes AFS debt securities in an unrealized loss position for which an ACL has not been recorded at December 31, 2023.

| | Less than 12 months | | 12 months or more | | Total | |
| | Fair | Unrealized | Fair | Unrealized | Fair | Unrealized |
Dollars in thousands	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury & Agency securities	$ —	$ —	$ 19,830	$ (6,203)	$ 19,830	$ (6,203)
Mortgage-backed securities	1,712	(14)	208,717	(38,477)	210,429	(38,491)
State and political subdivisions	2,082	(49)	27,700	(5,653)	29,782	(5,702)
Asset-backed securities	—	—	1,464	(9)	1,464	(9)
	$ 3,794	$ (63)	$ 257,711	$ (50,342)	$ 261,505	$ (50,405)

For AFS securities with unrealized losses, the following information was considered in determining that no charge against the allowance for decline in fair value was required in the current reporting period:

AFS Securities issued by the U.S. Treasury and U.S. Government-sponsored agencies & enterprises. As of December 31, 2023, the total unrealized losses on these securities amounted to $6.2 million, compared with $6.9 million at December 31, 2022. All of these securities were credit rated "AAA" or "AA+" by the major credit rating agencies. Management believes that securities issued by the U.S. Treasury and U.S. Government-sponsored agencies and enterprises carry zero or near-zero credit risk, and that 100% of the amounts contractually due will be collected.

AFS Mortgage-backed securities issued by U.S. Government agencies and U.S. Government-sponsored enterprises. As of December 31, 2023, the total unrealized losses on these securities amounted to $38.5 million, compared with $42.4 million at December 31, 2022. All of these securities were credit rated "AAA" by the major credit rating agencies. Management believes that securities issued by U.S. Government agencies bear no credit risk because they are backed by the full faith and credit of the United States and that securities issued by U.S. Government-sponsored enterprises have minimal credit risk, as these agencies enterprises play a vital role in the nation's financial markets. Management believes that the unrealized losses at December 31, 2023 were attributable to changes in current market yields and spreads since the date the underlying securities were purchased, and that 100% of the amounts contractually due will be realized. The Company also has the ability and intent to hold these securities until a recovery of their amortized cost, which may be at maturity.

AFS Obligations of state and political subdivisions. As of December 31, 2023, the total unrealized losses on municipal securities amounted to $5.7 million, compared with $7.3 million at December 31, 2022. Municipal securities are supported by the general taxing authority of the municipality and, in the cases of school districts, are generally supported by state aid. At December 31, 2023, all municipal bond issuers were current on contractually obligated interest and principal payments. The Company attributes the unrealized losses at December 31, 2023 to changes in prevailing market yields and pricing spreads since the date the underlying securities were purchased, combined with current market liquidity conditions and disruption in the financial markets in general. The Company has the ability and intent to hold these securities until a recovery of their amortized cost, which may be at maturity, and believes that 100% of the amounts contractually due will be realized.

AFS Asset-backed securities. As of December 31,2023, the total unrealized losses on asset-backed securities amounted to $9,000, compared with $53,000 at December 31, 2022. These securities consist of U.S Government backed student loans along with other credit enhancements. Management believes that the unrealized losses at December 31, 2023 were attributable to changes in current market yields and spreads since the date the underlying securities were purchased, and that 100% of the amounts contractually due will be realized.

FHLBB and FRBB Stock

The Bank is a member of the FHLBB, a cooperatively owned wholesale bank for housing and finance in the six New England States. As a requirement of membership in the FHLBB, the Bank must own a minimum required amount of FHLBB stock, calculated periodically based primarily on its level of borrowings from the FHLBB. The Bank uses the FHLBB for a portion of its wholesale funding needs. As of December 31, 2023 and 2022, the Bank's investment in FHLB stock totaled $2.3 million and $2.8 million, respectively.   FHLBB stock is a non-marketable equity security and therefore is reported at cost, subject to adjustments for any observable market transactions on the same or similar instruments of the investee. No impairment losses have been recorded through December 31, 2023.

The Bank is also a member of the FRBB. As a requirement for membership in the FRBB, the Bank must own a minimum required amount of FRBB stock. The Bank uses FRBB for certain correspondent banking services and maintains borrowing capacity at its discount window. The Bank's investment in FRBB stock totaled $1 million at December 31, 2023 and 2022. The Company periodically evaluates its investment in FHLBB and FRBB stock for impairment based on, among other factors, the capital adequacy of the Banks and their overall financial condition. No impairment losses have been recorded through December 31, 2023. The Bank will continue to monitor its investment in these restricted equity securities.

Lending Activities

The Company provides loans to customers within our market area, the State of Maine, with very limited exposures outside of Maine. Loans are originated primarily via our network of branch offices, along with an online channel for residential mortgage loans.

The loan portfolio increased $214.8 million or 11.2% in 2023, with total loans of $2.129 billion at December 31, 2023, compared to $1.915 billion at December 31, 2022. Commercial loans increased $134.8 million or 12.1% between December 31, 2022 and December 31, 2023. Residential term loans increased by $77.5 million or 13.0% and municipal loans increased by $10.8 million or 26.6% over the same period.

The loan portfolio is segmented into ten classes. Commercial loans comprise five of the classes: commercial real estate owner occupied, commercial real estate non-owner occupied, commercial construction, C&I and multifamily. Residential mortgage loans comprise two of the classes: residential real estate term and residential real estate construction. The remaining classes are municipal loans, home equity loans, and consumer loans. Further descriptions of each class, and the risk factors associated with each, are included in Note 6 of the accompanying financial statements.

The following table summarizes the loan portfolio, by class, as of December 31, 2023 and 2022:

Dollars in thousands	As of December 31,			
	2023		2022	
Commercial				
Real Estate Owner Occupied	**$**	**314,819**	**14.8 %** $	256,623	13.4 %
Real Estate Non-Owner Occupied		**393,636**	**18.5 %**	363,660	19.0 %
Construction		**88,673**	**4.2 %**	93,907	4.9 %
C&I		**356,787**	**16.8 %**	319,359	16.7 %
Multifamily		**93,476**	**4.4 %**	79,057	4.1 %
Municipal		**51,423**	**2.4 %**	40,619	2.1 %
Residential				
Term		**674,855**	**31.6 %**	597,404	31.2 %
Construction		**32,358**	**1.5 %**	49,907	2.6 %
Home Equity				
Revolving and Term		**104,026**	**4.9 %**	93,075	4.9 %
Consumer		**19,401**	**0.9 %**	21,063	1.1 %
Total loans	**$**	**2,129,454**	**100.0 %** $	1,914,674	100.0 %

The following table sets forth certain information regarding the contractual maturities of the Bank's loan portfolio as of December 31, 2023:

Dollars in thousands	< 1 Year	1 - 5 Years	5 - 10 Years	> 10 Years	Total
Commercial					
Real Estate Owner Occupied	$ 193	$ 22,987	$ 31,430	$ 260,209	$ 314,819
Real Estate Non-Owner Occupied	—	21,676	57,923	314,037	393,636
Construction	515	5,507	13,265	69,386	88,673
C&I	1,357	171,296	78,461	105,673	356,787
Multifamily	—	1,095	213	92,168	93,476
Municipal	570	11,665	9,860	29,328	51,423
Residential					
Term	665	7,367	35,154	631,669	674,855
Construction	—	1,139	—	31,219	32,358
Home Equity					
Revolving and Term	1,080	4,622	5,890	92,434	104,026
Consumer	5,643	7,640	2,414	3,704	19,401
Total loans	$ 10,023	$ 254,994	$ 234,610	$ 1,629,827	$ 2,129,454

The following table provides a listing of loans, by class, between variable and fixed rates as of December 31, 2023:

	Fixed-Rate		Adjustable-Rate		Total	
Dollars in thousands	Amount	% of total	Amount	% of total	Amount	% of total
Commercial						
Real Estate Owner Occupied	$ 23,680	1.1 %	$ 291,139	13.7 %	$ 314,819	14.8 %
Real Estate Non-Owner Occupied	97,872	4.6 %	295,764	13.9 %	393,636	18.5 %
Construction	26,375	1.2 %	62,298	3.0 %	88,673	4.2 %
C&I	127,025	6.0 %	229,762	10.8 %	356,787	16.8 %
Multifamily	677	0.0 %	92,799	4.4 %	93,476	4.4 %
Municipal	51,178	2.4 %	245	0.0 %	51,423	2.4 %
Residential						
Term	463,364	21.7 %	211,491	9.9 %	674,855	31.6 %
Construction	11,068	0.5 %	21,290	1.0 %	32,358	1.5 %
Home Equity						
Revolving and Term	13,627	0.6 %	90,399	4.3 %	104,026	4.9 %
Consumer	13,785	0.6 %	5,616	0.3 %	19,401	0.9 %
Total loans	$ 828,651	38.7 %	$ 1,300,803	61.3 %	$ 2,129,454	100.0 %

Loan Concentrations

As of December 31, 2023, the Bank had two concentrations of loans in two particular industries that exceeded 10% of its total loan portfolio: (1) loans to hotels (except Casino hotels) and motels, totaling $231.5 million, or 10.87% of total loans; and (2) loans to lessors of residential buildings and dwellings, totaling $217.5 million, or 10.21% of total loans. This compares to one concentration of loans in one particular industry that exceeded 10% of its total loan portfolio, hotels (except Casino hotels) and motels, totaling $226.4 million, or 10.88% of total loans, as of December 31, 2022.

Loans Held for Sale

As of December 31, 2023, the Bank had no loans held for sale. This compares to $275,000 in loans held for sale at December 31, 2022.

Credit Risk Management and Allowance for Credit Losses on Loans

Upon adoption of ASC 326, the CECL standard, in the first quarter of 2023, the Company replaced the incurred loss model that recognized loan losses when it became probable that a credit loss would be incurred, with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The ACL is a valuation amount that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. The ACL consists of three elements: (1) specific reserves for loans individually analyzed; (2) general reserves for each portfolio segment; and, (3) qualitative reserves. All outstanding loans are considered in evaluating the appropriateness of the allowance with similar risk characteristics in the portfolio. Prior to adoption of ASC 326, under the incurred loss methodology, the Company evaluated portfolio risk characteristics largely on loan purpose.

The Company provides for loan losses through the ACL which represents an estimated reserve for losses in the loan portfolio. To determine an appropriate level for general reserves, a discounted cash flow approach is applied to each portfolio segment implementing a probability of default and loss given default estimate based upon a number of factors including historical losses over an economic cycle, economic forecasts, loan prepayment speeds and curtailment rates. To determine an appropriate level for qualitative reserves various factors are considered including underwriting policies, credit administration practices, experience, ability and depth of lending management, and economic factors not captured in the general reserve calculation. Adoption of ASC 326 added $6.2 million to the ACL on loans, recorded as a charge to retained earnings.

The ACL is increased by provisions charged against current earnings. Loan losses are charged against the allowance when Management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. The adequacy of the ACL is overseen by the ACL Committee whose membership includes senior level personnel from the Executive, Lending, Credit Administration, and Finance functions of the Bank. While Management uses available information to assess possible losses on loans, future additions to the allowance may be necessary based on increases in non-performing loans, changes in economic conditions, growth in loan portfolios, or for other reasons. Any future additions to the allowance would be recognized in the period in which they were determined to be necessary. In addition, various regulatory agencies periodically review the Company's ACL as an integral part of their examination process. Such agencies may require the Company to record additions to the allowance based on judgments different from those of Management.

The ACL includes reserve amounts assigned to IALs which include loans placed on non-accrual and loans reported as TDR prior to adoption of ASU 2022-02, with balances of $250,000 or more. A specific reserve is allocated to an individual loan when the amount of a probable loss is estimable on the basis of its collateral value, the present value of anticipated future cash flows, or its net realizable value. At December 31, 2023, IALs with specific reserves totaled $919,000 and the amount of such reserves was $264,000. This compares to IALs with specific reserves of $1.8 million at December 31, 2022 and the amount of such reserves was $398,000. Additional detail on IALs may be found in Note 5 of the accompanying financial statements.

The total ACL on loans at December 31, 2023 is considered by Management to be appropriate to address the potential for credit losses inherent in the loan portfolio at that date. However, determination of the appropriate allowance level is based upon a number of assumptions made about future events, which we believe are reasonable, but which may or may not prove valid. Thus, there can be no assurance charge-offs in future periods will not exceed the ACL or that additional increases in the ACL will not be necessary

The following table summarizes our allocation of allowance by loan class as of December 31, 2023 and 2022. The percentages are the portion of each loan type to total loans:

| | | As of December 31, | | | |
Dollars in thousands		**2023**		2022	
Commercial					
Real Estate Owner Occupied	$	**4,633**	**14.8 %** $	6,116	36.5 %
Real Estate Non-Owner Occupied		**4,285**	**18.5 %**	—	— %
Construction		**1,978**	**4.2 %**	821	4.9 %
C&I		**5,001**	**16.8 %**	3,097	16.7 %
Multifamily		**1,318**	**4.4 %**	—	— %
Municipal		**334**	**2.4 %**	162	2.1 %
Residential					
Term		**4,991**	**31.6 %**	2,559	32.1 %
Construction		**618**	**1.5 %**	199	2.6 %
Home Equity					
Revolving and Term		**626**	**4.9 %**	1,029	4.0 %
Consumer		**246**	**0.9 %**	1,062	1.1 %
Unallocated		**—**	**— %**	1,678	— %
Total	$	**24,030**	**100.0 %** $	16,723	100.0 %

The ACL totaled $24.0 million at December 31, 2023, compared to $16.7 million as of December 31, 2022. The increase in the total allowance from December 31, 2022 to December 31, 2023 is attributable to the adoption of CECL, along with normal provision and loan charge-off activity.

A breakdown of the ACL as of December 31, 2023, by loan class, and allowance element, is presented in the following table:

Dollars in thousands	Specific Reserves on Loans Evaluated Individually		General Reserves on Loans Based on Historical Loss Experience		Reserves for Qualitative Factors		Total Reserves	
Commercial								
Real Estate Owner Occupied	$	—	$	3,891	$	742	$	4,633
Real Estate Non-Owner Occupied		—		3,759		526		4,285
Construction		—		1,849		129		1,978
C&I		223		4,238		540		5,001
Multifamily		—		1,237		81		1,318
Municipal		—		307		27		334
Residential								
Term		41		4,224		726		4,991
Construction		—		642		(24)		618
Home Equity								
Revolving and Term		—		469		157		626
Consumer		—		217		29		246
	$	264	$	20,833	$	2,933	$	24,030

Based upon Management's evaluation, provisions are made to maintain the allowance as a best estimate of expected losses within the portfolio. The provision for credit losses to maintain the allowance was $1.3 million in 2023 compared to $1.8 million in 2022. Net charge offs were $233,000 in 2023 compared to net charge offs of $548,000 in 2022. The ACL as a percentage of outstanding loans was at 1.13% at December 31, 2023 compared to 0.87% at December 31, 2022.

The following table summarizes the activities in our ACL as of December 31, 2023 and 2022:

Dollars in thousands	As of December 31,			
	2023		2022	
Balance at beginning of year	$	16,723	$	15,521
Loans charged off:				
Commercial				
Real Estate Owner Occupied		40		—
Real Estate Non-Owner Occupied		—		—
Construction		—		—
C&I		153		309
Multifamily		—		—
Municipal		—		—
Residential				
Term		—		8
Construction		—		—
Home Equity				
Revolving and Term		50		29
Consumer		194		412
Total		437		758
Recoveries on loans previously charged off				
Commercial				
Real Estate Owner Occupied		2		20
Real Estate Non-Owner Occupied		75		—
Construction		—		—
C&I		3		13
Multifamily		—		—
Municipal		—		—
Residential				
Term		14		29
Construction		—		—
Home Equity				
Revolving and Term		13		4
Consumer		97		144
Total		204		210
Net loans charged off		233		548
Provision for credit losses		1,330		1,750
Adoption of ASU No. 2016-13		6,210		—
Balance at end of period	$	24,030	$	16,723
Ratio of net loans charged off to average loans outstanding[1]		0.011 %		0.030 %
Ratio of allowance for credit losses to total loans outstanding		1.13 %		0.87 %

[1]*Annualized using a 365-day basis for both 2023 and 2022.*

ACL for Unfunded Commitments

Adoption of CECL resulted in an increase in the Company's ACL for unfunded commitments. Our modeling methodology applies the same class level credit loss factors used in the ACL for loans model to applicable classes of unfunded commitments to determine an appropriate ACL level. Utilization assumptions are based upon an independent analysis of the Bank's historical data. The ACL for unfunded commitments is reported on the Company's consolidated balance sheets within other liabilities and totaled $1.3 million as of December 31, 2023.

Nonperforming Loans

Nonperforming loans are comprised of loans, for which based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when principal and interest is 90 days or more past due unless the loan is both well secured and in the process of collection (in which case the loan may continue to accrue interest in spite of its past due status). A loan is "well secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt including accrued interest) in full, or (2) by the guarantee of a financially responsible party. A loan is "in the process of collection" if collection of the loan is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Generally, when a loan becomes 90 days past due it is evaluated for collateral dependency based upon the most recent appraisal or other evaluation method. If the collateral value is lower than the outstanding loan balance plus accrued interest and estimated selling costs, the loan is placed on non-accrual status, all accrued interest is reversed from interest income, and a specific reserve is established for the difference between the loan balance and the collateral value less selling costs, or, in certain situations, the difference between the loan balance and the collateral value less selling costs is written off. Concurrently, a new appraisal or valuation may be ordered, depending on collateral type, currency of the most recent valuation, the size of the loan, and other factors appropriate to the loan. Upon receipt and acceptance of the new valuation, the loan may have an additional specific reserve or write down based on the updated collateral value. On an ongoing basis, appraisals or valuations may be done periodically on collateral dependent nonperforming loans and an additional specific reserve or write down will be made, if appropriate, based on the new collateral value.

Once a loan is placed on nonaccrual, it remains in nonaccrual status until the loan is current as to payment of both principal and interest and the borrower demonstrates the ability to pay and remain current. All payments made on nonaccrual loans are applied to the principal balance of the loan.

Nonperforming loans, expressed as a percentage of total loans, totaled 0.10% at December 31, 2023 compared to 0.09% at December 31, 2022. The following table shows the distribution of nonperforming loans by class as of December 31, 2023 and 2022:

	As of December 31,	
Dollars in thousands	**2023**	2022
Commercial		
Real Estate Owner Occupied	$ —	$ 193
Real Estate Non-Owner Occupied	—	—
Construction	**29**	23
C&I	**538**	663
Multifamily	—	—
Municipal	—	—
Residential		
Term	**1,315**	572
Construction	—	—
Home Equity		
Revolving and Term	**296**	304
Consumer	—	—
Total non-performing loans	$ **2,178**	$ 1,755
Allowance for credit losses as a percentage of nonperforming loans	**1103.3 %**	952.9 %

The amounts shown for total nonperforming loans do not include loans 90 or more days past due and still accruing interest. These are loans in which we expect to collect all amounts due, including past-due interest. As of December 31, 2023, loans 90 or more days past due and still accruing interest totaled $429,000, compared to $241,000 at December 31, 2022.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

The Company adopted ASU 2022-02 effective January 1, 2023. Reporting of loan modifications subject to ASU 2022-02 may be found in Note 5 of the accompanying financial statements.

Past Due Loans

The Bank's overall loan delinquency ratio was 0.18% at December 31, 2023, versus 0.08% at December 31, 2022. Loans 90 days delinquent and accruing increased from $241,000 at December 31, 2022 to $429,000 as of December 31, 2023. The year-end 2023 total is made up of eight loans; we expect to collect all amounts due on each, including interest.

The following table sets forth loan delinquencies as of December 31, 2023 and 2022:

	As of December 31,			
Dollars in thousands		**2023**		2022
Commercial				
Real Estate Owner Occupied	$	—	$	193
Real Estate Non-Owner Occupied		—		—
Construction		17		—
C&I		869		226
Multifamily		—		—
Municipal		31		—
Residential				
Term		1,800		452
Construction		—		—
Home Equity				
Revolving and Term		616		421
Consumer		555		167
Total	$	3,888	$	1,459
Loans 30-89 days past due to total loans		0.138 %		0.039 %
Loans 90+ days past due and accruing to total loans		0.020 %		0.013 %
Loans 90+ days past due on non-accrual to total loans		0.024 %		0.025 %
Total past due loans to total loans		0.183 %		0.077 %

Potential Problem Loans and Loans in Process of Foreclosure

Potential problem loans consist of classified, accruing commercial and commercial real estate loans that were between 30 and 89 days past due. Such loans are characterized by weaknesses in the financial condition of borrowers or collateral deficiencies. Based on historical experience, the credit quality of some of these loans may improve due to improvements in the economy as well as changes in collateral values or the financial condition of the borrowers, while the credit quality of other loans may deteriorate, resulting in some amount of loss. At December 31, 2023, there were three potential problem loans with a balance of $180,000 or 0.01% of total loans. This compares to no potential problem loans reported at December 31, 2022.

As of December 31, 2023, there were five residential loans in the process of foreclosure with a total balance of $400,000. The Bank's residential foreclosure process begins when a loan becomes 75 days past due at which time a Demand/Breach Letter is sent to the borrower. If the loan becomes 120 days past due, copies of the promissory note and mortgage deed are forwarded to the Bank's attorney for review and a complaint for foreclosure is then prepared. An authorized Bank officer signs the affidavit certifying the validity of the documents and verification of the past due amount which is then forwarded to the court. Once a Motion for Summary Judgment is granted, a POR begins which gives the customer 90 days to cure the default. A foreclosure auction date is then set 30 days from the POR expiration date if the default is not cured.

As of December 31, 2023, there were no commercial loans in the process of foreclosure. The Bank's commercial foreclosure process begins when a loan becomes 60 days past due, at which time a default letter is issued. At expiration of the period to cure default, which lasts 12 days after the issuing of the default letter, copies of the promissory note and mortgage deed are forwarded to the Bank's attorney for review. A Notice of Statutory Power of Sale is then prepared. This notice must be published for three consecutive weeks in a newspaper located in the county in which the property is located. A notice also must be issued to the mortgagor and all parties of interest 21 days prior to the sale. The foreclosure auction occurs and the Affidavit of Sale is recorded within the appropriate county within 30 days of the sale.

The Bank's written policies and procedures for foreclosures, along with implementation of same, are subject to annual review by its internal audit provider. The scope of this review includes loans held in portfolio and loans serviced for others. There were no issues requiring management attention in the most recent review. Servicing for others includes loans sold to FHLMC, FNMA, and the FHLBB through its MPF program. The Bank follows the published guidelines of each investor. Loans serviced for FHLMC and FNMA have been sold without recourse, and the Bank has no liability for these loans in the event of foreclosure. A de minimis volume of loans has been sold to and serviced for MPF to date. The Bank retains a second loss layer credit enhancement obligation; no losses have been recorded on this credit enhancement obligation since the Bank started selling loans to MPF in 2013.

Other Real Estate Owned

OREO and repossessed assets are comprised of properties or other assets acquired through a foreclosure proceeding, or acceptance of a deed or title in lieu of foreclosure. Real estate acquired through foreclosure is carried at the lower of cost or fair value less estimated cost to sell or the cost of the asset and is not included as part of the ACL totals. At December 31, 2023 and 2022, there were no OREO properties owned and no allowance for OREO losses.

Funding, Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a financial institution to meet maturing liability obligations, depositor withdrawal requests, and customer loan demand. The Bank's lead source of liquidity is deposits, including brokered deposits, which funded 87.3% of total average assets in 2023, up from 85.6% a year ago. Other sources of funding include discretionary use of purchased liabilities (e.g., FHLBB term or overnight advances, and other borrowings), cash flows from the securities portfolio and loan repayments. Securities designated as available for sale may also be sold in response to short-term or long-term liquidity needs, although Management has no intention to do so at this time. While the generally preferred funding strategy is to attract and retain low cost deposits, our ability to do so is affected by competitive interest rates and terms in the marketplace.

The Bank has a detailed liquidity funding policy and a contingency funding plan that provide for prompt and comprehensive responses to unexpected demands for liquidity. Management has developed quantitative models to estimate needs for contingent funding that could result from unexpected outflows of funds in excess of "business as usual" cash flows. In Management's estimation, risks are concentrated amongst several major categories: runoff of in-market deposit balances, an inability to renew wholesale sources of funding, and materially increased utilization of available credit lines by borrowers. Of these, potential runoff of deposit balances would have the most significant impact on contingent liquidity. Our modeling attempts to quantify deposits at risk over selected time horizons. In addition to these outflow risks, several other "business as usual" factors enter into the calculation of the adequacy of contingent liquidity, including payment proceeds from loans and investment securities, maturing debt obligations and maturing time deposits. Stress testing analysis of liquidity resources under various scenarios is conducted no less than quarterly and results are reported to the ALCO. Borrowings supplement deposits as a source of liquidity; our borrowings typically consist of customer repurchase agreements and FHLBB advances. The Bank tests its borrowing capacity with the FRBB, the FHLBB and Fed Funds lines with other correspondents no less than annually; each has been tested within the past year.

The Company defines its primary sources of contingent liquidity as cash & equivalents, unencumbered U.S. Government or Agency bond collateral, available capacity at FHLBB, and available authorized brokered deposit issuance capacity. As of December 31, 2023, the Bank had primary sources of contingent liquidity of $895.0 million or 30.7% of its total assets. It is Management's opinion that this is an appropriate level. In addition, the Bank has $168.0 million in borrowing capacity under the FRBB's Borrower in Custody programs, $76.0 million in credit lines with correspondent banks, and $169.0 million in other unencumbered securities available as collateral for borrowing. These bring the Bank's total sources of liquidity to $1.355 billion or 46.5% of its total assets. The Bank established borrowing capacity of $47.1 million at the FRBB under the BTFP introduced in March 2023, which is included in the primary sources of contingent liquidity total above. As of December 31, 2023 no advances had been made under BTFP.

The ALCO establishes guidelines for liquidity in its Asset/Liability policy and monitors internal liquidity measures to manage liquidity exposure. Based on its assessment of the liquidity considerations described above, Management believes the Company's sources of funding will meet anticipated funding needs.

The Company is dependent upon the payment of cash dividends by the Bank to service its commitments. As the sole shareholder of the Bank, the Company is entitled to such dividends when and as declared by the Bank's Board of Directors from legally available funds. For the years ended December 31, 2023, 2022 and 2021 the Bank declared dividends to the Company of $14.8 million, $14.0 million and $13.4 million, respectively. The Bank's regulator, the OCC, may limit the amount of dividends declared and paid in a calendar year based upon certain factors. Further discussion may be found in Capital Resources below.

Deposits

During 2023, total deposits increased by $220.8 million, ending the year at $2.600 billion compared to $2.379 billion at December 31, 2022. Low-cost deposits (demand, NOW, and savings accounts) decreased by $95.1 million or 7.2% during the year, money market deposits increased $113.3 million or 58.8%, and certificates of deposit increased $202.6 million or 23.3%. Estimated uninsured deposits totaled $407.4 million and $501.6 million at December 31, 2023 and 2022, respectively.

Average deposits increased $256.9 million in 2023, as shown in the following table, which sets forth the average daily balance for the Bank's principal deposit categories for each period:

		Years ended December 31,		% change
Dollars in thousands		**2023**	2022	2023 vs 2022
Demand deposits	$	**304,081** $	337,121	(9.80)%
NOW accounts		**625,626**	635,172	(1.50)%
Money market accounts		**228,562**	204,279	11.89 %
Savings		**330,807**	373,604	(11.46)%
Certificates of deposit		**1,013,307**	695,311	45.73 %
Total deposits	$	**2,502,383** $	2,245,487	11.44 %

The average cost of deposits (including non-interest-bearing accounts) was 2.44% for the year ended December 31, 2023, compared to 0.68% for the year ended December 31, 2022. The following table sets forth the average cost of each category of interest-bearing deposits for the periods indicated.

	Years ended December 31,	
	2023	2022
NOW	**2.67 %**	0.53 %
Money market	**3.57 %**	0.86 %
Savings	**0.22 %**	0.11 %
Certificates of deposit	**3.50 %**	1.41 %
Total interest-bearing deposits	**2.78 %**	0.80 %

Of all certificates of deposit, $689.6 million or 64.44% will mature by December 31, 2024. As of December 31, 2023 and 2022, the Bank held a total of $172.2 million and $118.3 million in certificate of deposit accounts with balances in excess of $250,000, respectively. The following table summarizes the time remaining to maturity for these certificates of deposit.

		As of December 31,		
Dollars in thousands		**2023**		2022
Within 3 Months	$	**33,832**	$	13,144
3 Months through 6 months		**32,622**		14,556
6 months through 12 months		**61,142**		14,836
Over 12 months		**44,641**		75,728
Total	$	**172,237**	$	118,264

Borrowed Funds

Borrowed funds consists of advances from the FHLBB, advances from the FRBB Discount Window, and securities repurchase agreements with customers. Advances from the FHLBB are secured with pledged collateral consisting of FHLBB stock, funds on deposit with FHLBB, U.S. Agency notes, mortgage-backed securities, and qualifying first mortgage loans. FRBB Discount Window advances are similarly secured with collateral consisting of FRBB stock, funds on deposit at FRBB, and qualifying commercial, home equity and construction loans. As of December 31, 2023, advances from FHLBB totaled $20.1 million, with a weighted average interest rate of 5.52% per annum and remaining maturities ranging from 8 days to 6 months. This compares to advances from FHLBB totaling $39.1 million, with a weighted average interest rate of 4.25% per annum and remaining maturities ranging from 1 day to 1.5 years, as of December 31, 2022. Our FHLBB advances are predominantly short term and the year-to-year change in the average interest rate is a function of market conditions.

The Bank offers securities repurchase agreements to municipal and corporate customers as an alternative to deposits. The balance of these agreements as of December 31, 2023 was $49.6 million, compared to $64.4 million on December 31, 2022. The weighted average interest rates payable under these agreements were 2.42% per annum as of December 31, 2023, compared to 0.47% per annum as of December 31, 2022.

The maximum amount of borrowed funds outstanding at any month-end during each of the last two years was $165.6 million at the end of April in 2023 and $152.6 million at the end of May in 2022. The average amount outstanding during 2023 was $105.0 million with a weighted average interest rate of 1.87% per annum. This compares to an average outstanding amount of $124.9 million with a weighted average interest rate of 1.21% per annum in 2022.

Capital Resources

Shareholders' equity as of December 31, 2023 was $243.1 million, compared to $228.9 million as of December 31, 2022.

During 2023, the Company declared cash dividends of $0.34 per share in the first quarter and $0.35 per share in the remaining three quarters, or $1.39 per share for the year. The dividend payout ratio, which is calculated by dividing dividends declared per share by basic earnings per share, was 51.87% for the year ended December 31, 2023 compared to 37.64% for the year ended December 31, 2022. In determining future dividend payout levels, the Board of Directors carefully analyzes capital requirements and earnings retention, as set forth in the Company's Dividend Policy. The ability of the Company to pay cash dividends to its shareholders depends on receipt of dividends from its subsidiary, the Bank. The subsidiary may pay dividends to its parent out of so much of its net profits as the Bank's directors deem appropriate, subject to the limitation that the total of all dividends declared by the Bank in any calendar year may not exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. The amount available for dividends in 2024 is this year's net income plus $41.5 million.

In 2023, 61,516 shares were issued via employee stock programs, the dividend reinvestment plan, and restricted stock grants. The Company received consideration totaling $817,000. The following table summarizes the Company's 2023 stock issuances.

Dividend reinvestment plan	14,418
Employee stock program	17,472
Restricted stock grants	29,626
Total	61,516

Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. The net unrealized gain or loss on available for sale securities is generally not included in computing regulatory capital. During the first quarter of 2015, the Company adopted the new Basel III regulatory capital framework as approved by the federal banking agencies. In order to avoid limitations on capital distributions, including dividend payments, the Company must hold a capital conservation buffer of 2.5% above the adequately capitalized risk-based capital ratios.

Capital at December 31, 2023 was sufficient to meet the requirements of regulatory authorities. Leverage capital of the Company, or total shareholders' equity divided by average total assets for the current quarter less goodwill and any net unrealized gain or loss on securities available for sale and postretirement benefits, stood at 8.61% on December 31, 2023 and 9.01% at December 31, 2022. To be rated "well-capitalized", regulatory requirements call for a minimum leverage capital ratio of 5.00%. Given its capital structure, regulatory Tier 1 capital and Common Equity Tier 1 (CET1) are equal. At December 31, 2023, the Company had CET1 and tier-one risk-based capital ratios of 12.42%, and a tier-two, or total, risk-based capital ratio of 13.66%, versus 12.70% and 13.58%, respectively, at December 31, 2022. To be rated "well-capitalized", regulatory requirements call for minimum CET1, tier-one and tier-two risk-based capital ratios of 6.50%, 8.00% and 10.00%, respectively. The Company's actual levels of capitalization were comfortably above the standards to be rated "well-capitalized" by regulatory authorities.

The Company met each of the well-capitalized ratio guidelines at December 31, 2023. The following tables indicate the capital ratios for the Bank and the Company at December 31, 2023 and December 31, 2022.

As of December 31, 2023	Leverage	Common Equity Tier 1	Tier 1	Total Risk-Based
Bank	8.43 %	12.37 %	12.37 %	13.62 %
Company	8.61 %	12.42 %	12.42 %	13.66 %
Adequately capitalized ratio	4.00 %	4.50 %	6.00 %	8.00 %
Adequately capitalized ratio plus capital conservation buffer	n/a %	7.00 %	8.50 %	10.50 %
Well capitalized ratio (Bank only)	5.00 %	6.50 %	8.00 %	10.00 %

As of December 31, 2022	Leverage	Common Equity Tier 1	Tier 1	Total Risk-Based
Bank	8.81 %	12.64 %	12.64 %	13.52 %
Company	9.01 %	12.70 %	12.70 %	13.58 %
Adequately capitalized ratio	4.00 %	4.50 %	6.00 %	8.00 %
Adequately capitalized ratio plus capital conservation buffer	n/a %	7.00 %	8.50 %	10.50 %
Well capitalized ratio (Bank only)	5.00 %	6.50 %	8.00 %	10.00 %

Except as identified in Item 1A, "Risk Factors", Management knows of no present trends, events or uncertainties that will have, or are reasonably likely to have, a material effect on the Company's capital resources, liquidity, or results of operations.

Contractual Obligations

The following table sets forth the contractual obligations of the Company as of December 31, 2023:

Dollars in thousands	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 770	$ 108	$ 201	$ 58	403
Total	$ 770	$ 108	$ 201	$ 58	$ 403

Capital Purchases

In 2023, the Company made capital purchases totaling $2.6 million for facility improvements to branch or operations premises and technology investments in various hardware and software. This cost will be amortized over an average of seven years, adding approximately $172,000 to pre-tax operating costs per year.

Goodwill

On December 11, 2020, the Bank completed the purchase of a branch at 1B Belmont Avenue in Belfast, Maine, from Bangor Savings Bank ("Bangor Savings"). The branch is one of six branches Bangor Savings acquired from Damariscotta Bank & Trust Company ("DB&T"), and this branch was divested by Bangor Savings to resolve competitive concerns in that market raised by the U.S. Department of Justice's Antitrust Division. The transaction value was approximately $25.2 million consisting of loans, the building, equipment, core deposit intangible and goodwill. Goodwill totaled $841,000; this amount is not amortizable under GAAP but is amortizable for tax purposes.

On October 26, 2012, the Bank completed the purchase of a branch at 63 Union Street in Rockland, Maine, from Camden National Bank that was formerly operated by Bank of America. As part of the transaction, the Bank acquired approximately $32.3 million in deposits as well as a small volume of loans. The excess of the purchase price over the fair value of the assets acquired, liabilities assumed, and the amount allocated for core deposit intangible totaled $2.1 million and was recorded as goodwill. The goodwill is not amortizable under GAAP but is amortizable for tax purposes.

On January 14, 2005, the Company acquired FNB Bankshares ("FNB") of Bar Harbor, Maine, and its subsidiary, The First National Bank of Bar Harbor. The total value of the transaction was $48.0 million, and all of the voting equity interest of FNB was acquired in the transaction. The transaction was accounted for as a purchase and the excess of purchase price over the fair value of net identifiable assets acquired equaled $27.6 million and was recorded as goodwill, none of which was deductible for tax purposes. The portion of the purchase price related to the core deposit intangible was amortized over its expected economic life.

Goodwill is evaluated annually for possible impairment under the provisions of FASB ASC Topic 350, "Intangibles – Goodwill and Other". As of December 31, 2023, in accordance with Topic 350, the Company completed its annual review of goodwill and determined there has been no impairment. The Bank also carries $125,000 in goodwill for a de minimis transaction in 2001.

Effect of Future Interest Rates on Post-retirement Benefit Liabilities

In evaluating the Company's post-retirement benefit liabilities, Management believes changes in discount rates which have occurred pursuant to Federal legislation will not have a significant impact on the Company's future operating results or financial condition.

Climate Change

The Company is mindful of the potential risk of climate change on its operations as well as on its customers, vendors and other stakeholders. The Item 1A Risk Factors section of this 10-K highlights the general nature of climate change related risks. We expect these risks to increase over time, and expect that there may be a material financial impact, the extent of which cannot be reasonably estimated at this time. Increased regulation related to measurement and reporting of climate change risk may increase our operating costs, though we are unable to estimate the added cost at this time.

The Company and Bank strive to be responsible corporate citizens and have undertaken a number of initiatives in recent years to operate efficiently and reduce our carbon footprint. To reduce energy consumption we have installed energy efficient lighting in multiple locations, we have eliminated daily courier runs between branch locations, have installed high efficiency heating appliances in several locations, and when constructing a new branch location opted for a geothermal heating & cooling system. By leveraging technology platforms, we encourage customer use of digital banking products including electronic statement delivery, have reduced paper consumption by encouraging electronic data storage, and expanded the use of video conferencing technology saving employee travel requirements. Our lending activities include work with solar farm projects and research laboratories working on climate change issues, we hold several green bonds in the investment portfolio, and our wealth management division works with clients who seek to direct their investments to be compatible with responsible ESG investing objectives. In management's opinion, none of these efforts has had a negative impact on the Company's operations.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, and the Company's market risk is composed primarily of interest rate risk. The ALCO is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. All guidelines and policies established by the ALCO have been approved by the Board of Directors.

Asset/Liability Management

The primary goal of asset/liability management is to maximize net interest income within the interest rate risk limits set by the ALCO. Interest rate risk is monitored through the use of two complementary measures: static gap analysis and earnings simulation modeling. While each measurement has limitations, taken together they present a reasonably comprehensive view of the magnitude of interest rate risk in the Company, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships.

Static gap analysis measures the amount of repricing risk embedded in the balance sheet at a point in time. It does so by comparing the differences in the repricing characteristics of assets and liabilities. A gap is defined as the difference between the principal amount of assets and liabilities which reprice within a specified time period. The cumulative one-year gap, at December 31, 2023, was (11.54)% of total assets, compared to (5.60)% of total assets at December 31, 2022. The ALCO's policy limit for the one-year gap is plus or minus 20% of total assets. Core deposits with non-contractual maturities are presented based upon historical patterns of balance attrition, which are reviewed at least annually.

The gap repricing distributions include principal cash flows from residential mortgage loans and mortgage-backed securities in the time frames in which they are expected to be received. Mortgage prepayments are estimated by applying industry median projections of prepayment speeds to portfolio segments based on coupon range and loan age.

The Company's summarized static gap, as of December 31, 2023, is presented in the following table:

Dollars in thousands	0-90 Days	90-365 Days	1-5 Years	5+ Years
Investment securities at amortized cost (HTM) and fair value (AFS)	$ 45,511	$ 33,919	$ 166,852	$ 421,006
Restricted equity securities, at cost	2,349	—	—	1,037
Loans	490,588	260,597	1,051,823	326,445
Other interest-earning assets	—	26,681	—	—
Non-rate-sensitive assets	20,589	—	—	99,301
Total assets	559,037	321,197	1,218,675	847,789
Interest-bearing deposits	711,279	489,004	458,212	703,147
Borrowed funds	20,000	76	—	—
Non-rate-sensitive liabilities and equity	—	—	—	562,421
Total liabilities and equity	731,279	489,080	458,212	1,265,568
Period gap	$(172,242)	$(167,883)	$ 760,463	$ (417,779)
Percent of total assets	(5.85) %	(5.70) %	25.81 %	(14.18) %
Cumulative gap (current)	$(172,242)	$(340,125)	$ 420,338	$ 2,559
Percent of total assets	(5.85) %	(11.54) %	14.26 %	0.09 %

The earnings simulation model forecasts capture the impact of changing interest rates on one-year and two-year net interest income. The modeling process calculates changes in interest income received and interest expense paid on all interest-earning assets and interest-bearing liabilities reflected on the Company's consolidated balance sheet. None of the assets used in the simulation are held for trading purposes. The modeling is done for a variety of scenarios that incorporate changes in the absolute level of interest rates as well as basis risk, as represented by changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effects on income of alternative interest rate scenarios against earnings in a stable interest rate environment. This analysis is also most useful in determining the short-run earnings exposures to changes in customer behavior involving loan payments and deposit additions and withdrawals.

The Company's most recent simulation model calculates projected impact on net interest income in scenarios where short-term interest rates gradually decrease by two percentage points, gradually decrease by one percentage point, and where short-term rates gradually increase by two percentage points. The Company's modeling as of December 31, 2023 projects net interest income would increase by approximately 3.7% if short-term rates affected by FOMC actions fall gradually by two percentage points over the next year, and would increase by approximately 2.0% if short term rates gradually fall by one percentage point over the next year; net interest income would decrease by approximately 6.0% if rates rise gradually by two percentage points over the next year. Each scenario is well within the ALCO's policy limit of a decrease in net interest income of no more than 10.0% given a 2.0% move in interest rates, up or down. Management believes this reflects a reasonable interest rate risk position. In year two, and assuming no additional movement in rates, the model forecasts that net interest income would be higher than that earned in the first year of a stable rate environment by 23.8% in the two percentage point falling-rate scenario, and higher by 20.8% in the one percentage point falling rate scenario; net interest income would be higher than that earned in a stable rate environment by 0.7% in a two percentage point rising rate scenario, when compared to the year-one base scenario. Each year two scenario is well within the ALCO's policy limit of a decrease of no more than 20% given a 2.0% move in interest rates, up or down. A summary of the Bank's interest rate risk simulation modeling, as of December 31, 2023 and 2022 is presented in the following table:

Changes in Net Interest Income	2023	2022
Year 1		
Projected changes if rates decrease by 1.0%	**2.0%**	0.2%
Projected changes if rates decrease by 2.0%	**3.7%**	0.0%
Projected change if rates increase by 2.0%	**(6.0)%**	(3.8)%
Year 2		
Projected changes if rates decrease by 1.0%	**20.8%**	6.8%
Projected changes if rates decrease by 2.0%	**23.8%**	5.7%
Projected change if rates increase by 2.0%	**0.7%**	(3.4)%

This dynamic simulation model includes assumptions about how the balance sheet is likely to evolve through time and in different interest rate environments. Loans and deposits are projected to maintain stable balances. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in similar assets. Mortgage loan prepayment assumptions are developed from industry median estimates of prepayment speeds and amounts for portfolios with similar coupon ranges and seasoning. Non-contractual deposit volatility and pricing are assumed to follow historical patterns. The sensitivities of key assumptions are analyzed annually and reviewed by the ALCO.

This sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including, among others, the nature and timing of interest rate levels, yield curve shape, prepayments on loans and securities, pricing decisions on loans and deposits, and reinvestment/ replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive ability of these assumptions, including how customer preferences or competitor influences might change.

Interest Rate Risk Management

A variety of financial instruments can be used to manage interest rate sensitivity. These may include investment securities, interest rate swaps, and interest rate caps and floors. Frequently called interest rate derivatives, interest rate swaps, caps and floors have characteristics similar to securities but possess the advantages of customization of the risk-reward profile of the instrument, minimization of balance sheet leverage and improvement of liquidity. As of December 31, 2023, the Company was using interest rate swaps for interest rate risk management. See Notes 14 and 19 of the accompanying financial statements for additional discussion of derivative usage.

The Company engages an independent consultant to periodically review its interest rate risk position, as well as the effectiveness of simulation modeling and reasonableness of assumptions used. As of December 31, 2023, there were no significant differences between the views of the independent consultant and Management regarding the Company's interest rate risk exposure. Management expects interest rates will remain flat or decrease in the next year and believes that the current level of interest rate risk is acceptable.

ITEM 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets
The First Bancorp, Inc. and Subsidiary

As of December 31,	2023	2022
Assets		
Cash and cash equivalents	$ 31,942,000	$ 22,728,000
Interest-bearing deposits in other banks	3,488,000	3,693,000
Securities available for sale	282,053,000	284,509,000
Securities to be held to maturity, net of allowance for credit losses of $434,000 at December 31, 2023[1] (fair value of $338,570,000 at December 31, 2023, and $339,011,000 at December 31, 2022)	385,235,000	393,896,000
Restricted equity securities, at cost	3,385,000	3,883,000
Loans held for sale	—	275,000
Loans	2,129,454,000	1,914,674,000
Less allowance for credit losses	24,030,000	16,723,000
Net loans	2,105,424,000	1,897,951,000
Accrued interest receivable	11,894,000	9,829,000
Premises and equipment, net	28,684,000	28,277,000
Goodwill	30,646,000	30,646,000
Other assets	63,947,000	63,491,000
Total assets	**$ 2,946,698,000**	**$ 2,739,178,000**
Liabilities		
Demand deposits	$ 289,104,000	$ 318,626,000
NOW deposits	634,543,000	630,416,000
Money market deposits	305,931,000	192,632,000
Savings deposits	299,837,000	369,532,000
Certificates of deposit	1,070,247,000	867,671,000
Total deposits	2,599,662,000	2,378,877,000
Borrowed funds – short term	69,652,000	103,399,000
Borrowed funds – long term	—	84,000
Other liabilities	34,305,000	27,895,000
Total liabilities	**2,703,619,000**	**2,510,255,000**
Commitments and contingent liabilities		
Shareholders' equity		
Common stock, one cent par value per share	111,000	110,000
Additional paid-in capital	70,071,000	68,435,000
Retained earnings	211,925,000	204,343,000
Accumulated other comprehensive income (loss)		
Net unrealized loss on securities available for sale	(39,575,000)	(44,718,000)
Net unrealized loss on securities transferred from available for sale to held to maturity	(56,000)	(64,000)
Net unrealized gain on cash flow hedging derivative instruments	300,000	544,000
Net unrealized gain on postretirement costs	303,000	273,000
Total shareholders' equity	**243,079,000**	**228,923,000**
Total liabilities and shareholders' equity	**$ 2,946,698,000**	**$ 2,739,178,000**
Common stock		
Number of shares authorized	18,000,000	18,000,000
Number of shares issued and outstanding	11,098,057	11,045,186
Book value per common share	$ 21.90	$ 20.73
Tangible book value per common share	$ 19.12	$ 17.93

The accompanying notes are an integral part of these consolidated financial statements

[1]*December 31, 2022 had no ACL on HTM securities.*

Consolidated Statements of Income and Comprehensive Income (Loss)

The First Bancorp, Inc. and Subsidiary

Years ended December 31,	2023	2022	2021
Interest and dividend income			
Interest and fees on loans (includes tax-exempt income of $1,913,000 in 2023, $1,181,000 in 2022, and $1,102,000 in 2021)	$108,274,000	$ 75,805,000	$ 62,195,000
Interest on deposits with other banks	517,000	315,000	72,000
Interest and dividends on investments (includes tax-exempt income of $8,032,000 in 2023, $7,571,000 in 2022, and $7,644,000 in 2021)	19,383,000	16,915,000	14,814,000
Total interest and dividend income	128,174,000	93,035,000	77,081,000
Interest expense			
Interest on deposits	61,004,000	15,359,000	7,314,000
Interest on borrowed funds	1,963,000	1,510,000	3,464,000
Total interest expense	62,967,000	16,869,000	10,778,000
Net interest income	65,207,000	76,166,000	66,303,000
Provision for (reduction in) credit losses - loans	1,330,000	1,750,000	(375,000)
Provision for (reduction in) credit losses - debt securities held to maturity	(4,000)	—	—
Provision for (reduction in) credit losses - off-balance sheet credit exposures	(142,000)	—	—
Total provision for (reduction in) credit losses	1,184,000	1,750,000	(375,000)
Net interest income after provision credit losses	64,023,000	74,416,000	66,678,000
Non-interest income			
Fiduciary and investment management income	4,654,000	4,600,000	4,529,000
Service charges on deposit accounts	1,887,000	1,825,000	1,568,000
Net securities gains	—	7,000	23,000
Mortgage origination and servicing income	813,000	1,424,000	5,236,000
Debit card income	5,384,000	6,348,000	5,208,000
Other operating income	2,699,000	2,670,000	2,819,000
Total non-interest income	15,437,000	16,874,000	19,383,000
Non-interest expense			
Salaries and employee benefits	21,942,000	23,316,000	21,152,000
Occupancy expense	3,319,000	3,052,000	2,841,000
Furniture and equipment expense	5,391,000	5,058,000	4,788,000
FDIC insurance premiums	1,962,000	1,068,000	824,000
Amortization of identified intangibles	26,000	69,000	69,000
Other operating expense	11,118,000	11,341,000	12,474,000
Total non-interest expense	43,758,000	43,904,000	42,148,000
Income before income taxes	35,702,000	47,386,000	43,913,000
Applicable tax expense	6,184,000	8,396,000	7,644,000
Net income	$ 29,518,000	$ 38,990,000	$ 36,269,000
Basic earnings per common share	$ 2.68	$ 3.56	$ 3.33
Diluted earnings per common share	2.66	3.53	3.30
Other comprehensive income (loss), net of tax			
Net unrealized gain (loss) on securities available for sale	5,143,000	(43,000,000)	(6,727,000)
Net unrealized gain on securities transferred from available for sale to held to maturity, net of amortization	8,000	23,000	46,000
Net (loss) gain on cash flow hedging derivative instruments	(244,000)	544,000	4,932,000
Net unrecognized gain on postretirement benefits	30,000	168,000	77,000
Other comprehensive income (loss)	4,937,000	(42,265,000)	(1,672,000)
Comprehensive income (loss)	$ 34,455,000	$ (3,275,000)	$ 34,597,000

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

The First Bancorp, Inc. and Subsidiary

	Common stock and additional paid-in capital		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance at December 31, 2020	**10,950,289**	**$65,395,000**	**$158,359,000**	**$ (28,000)**	**$223,726,000**
Net income	—	—	36,269,000	—	36,269,000
Net unrealized loss on securities available for sale, net of tax	—	—	—	(6,727,000)	(6,727,000)
Net unrealized gain on cash flow hedging derivative instruments, net of tax	—	—	—	4,932,000	4,932,000
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax	—	—	—	46,000	46,000
Unrecognized gain for post-retirement benefits, net of tax	—	—	—	77,000	77,000
Comprehensive income (loss)	—	—	36,269,000	(1,672,000)	34,597,000
Cash dividends declared ($1.27 per share)	—	—	(13,958,000)	—	(13,958,000)
Equity compensation expense	—	856,000	—	—	856,000
Payment for repurchase of common stock	(9,752)	—	(253,000)	—	(253,000)
Issuance of restricted stock, net of forfeitures	34,189	—	—	—	—
Proceeds from sale of common stock	24,039	689,000	—	—	689,000
Balance at December 31, 2021	**10,998,765**	**$66,940,000**	**$180,417,000**	**$ (1,700,000)**	**$245,657,000**
Net income	—	—	38,990,000	—	38,990,000
Net unrealized loss on securities available for sale, net of tax	—	—	—	(43,000,000)	(43,000,000)
Net unrealized gain on cash flow hedging derivative instruments, net of tax	—	—	—	544,000	544,000
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax	—	—	—	23,000	23,000
Unrecognized gain for post-retirement benefits, net of tax	—	—	—	168,000	168,000
Comprehensive income (loss)	—	—	38,990,000	(42,265,000)	(3,275,000)
Cash dividends declared ($1.34 per share)	—	—	(14,787,000)	—	(14,787,000)
Equity compensation expense	—	809,000	—	—	809,000
Payment for repurchase of common stock	(8,640)	—	(277,000)	—	(277,000)
Issuance of restricted stock, net of forfeitures	28,745	—	—	—	—
Proceeds from sale of common stock	26,316	796,000	—	—	796,000
Balance at December 31, 2022	**11,045,186**	**$68,545,000**	**$204,343,000**	**$ (43,965,000)**	**$228,923,000**

	Common stock and additional paid-in capital		Retained Earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance at December 31, 2022	**11,045,186**	**$68,545,000**	**$204,343,000**	**$ (43,965,000)**	**$228,923,000**
Net income	—	—	29,518,000	—	29,518,000
Net unrealized gain on securities available for sale, net of tax	—	—	—	5,143,000	5,143,000
Net unrealized loss on cash flow hedging derivative instruments, net of tax	—	—	—	(244,000)	(244,000)
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax	—	—	—	8,000	8,000
Unrecognized gain for post-retirement benefits, net of tax	—	—	—	30,000	30,000
Comprehensive income	—	—	29,518,000	4,937,000	34,455,000
Cash dividends declared ($1.39 per share)	—	—	(15,409,000)	—	(15,409,000)
Equity compensation expense	—	820,000	—	—	820,000
Payment for repurchase of common stock	(8,645)	—	(250,000)	—	(250,000)
Issuance of restricted stock, net of forfeitures	29,626	—	—	—	—
Proceeds from sale of common stock	31,890	817,000	—	—	817,000
Adoption of ASU No. 2016-13	—	—	(6,277,000)	—	(6,277,000)
Balance at December 31, 2023	**11,098,057**	**$70,182,000**	**$211,925,000**	**$ (39,028,000)**	**$243,079,000**

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

The First Bancorp, Inc. and Subsidiary

For the years ended December 31,	2023	2022	2021
Cash flows from operating activities			
Net income	$ 29,518,000	$ 38,990,000	$ 36,269,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	2,107,000	1,984,000	2,039,000
Change in deferred taxes	(1,360,000)	(127,000)	999,000
Provision for (reduction in) credit losses	1,184,000	1,750,000	(375,000)
Loans originated for resale	(3,916,000)	(21,554,000)	(106,393,000)
Proceeds from sales and transfers of loans	4,283,000	22,520,000	114,491,000
Net gain on sales of loans	(92,000)	(406,000)	(3,078,000)
Net gain on sale or call of securities	—	(7,000)	(23,000)
Net amortization of investment premiums	111,000	914,000	2,351,000
Net (gain) loss on sale of other real estate owned	(42,000)	1,000	(91,000)
Equity compensation expense	820,000	809,000	856,000
Net (increase) decrease in other assets and accrued interest	(680,000)	(21,443,000)	18,604,000
Net increase (decrease) in other liabilities	4,624,000	17,423,000	(9,332,000)
Net loss (gain) on disposal of premises and equipment	33,000	(15,000)	(2,000)
Amortization of investments in limited partnerships	303,000	305,000	309,000
Net acquisition amortization	26,000	69,000	69,000
Net cash provided by operating activities	36,919,000	41,213,000	56,693,000
Cash flows from investing activities			
Decrease (increase) in interest-bearing deposits in other banks	205,000	62,985,000	(10,527,000)
Proceeds from sales of securities available for sale	—	1,301,000	19,240,000
Proceeds from maturities, payments, calls of securities available for sale	97,524,000	42,005,000	104,424,000
Proceeds from maturities, payments, calls and sales of securities held to maturity	8,149,000	16,544,000	80,217,000
Proceeds from sales of other real estate owned	106,000	50,000	999,000
Purchases of securities available for sale	(88,581,000)	(62,336,000)	(141,222,000)
Purchases of securities to be held to maturity	—	(40,621,000)	(85,061,000)
Redemption of restricted equity securities	498,000	1,482,000	5,180,000
Net increase in loans	(215,077,000)	(267,624,000)	(171,245,000)
Capital expenditures	(2,635,000)	(1,404,000)	(3,757,000)
Proceeds from sale of premises and equipment	3,000	38,000	3,000
Net cash used in investing activities	(199,808,000)	(247,580,000)	(201,749,000)
Cash flows from financing activities			
Net increase (decrease) in demand, savings, and money market accounts	18,209,000	(45,886,000)	318,066,000
Net increase (decrease) in certificates of deposit	202,576,000	301,466,000	(39,380,000)
Repayment on long-term borrowings	(84,000)	(55,007,000)	(7,000)
Net increase (decrease) in short-term borrowings	(33,747,000)	22,148,000	(125,689,000)
Payment to repurchase common stock	(250,000)	(277,000)	(253,000)
Proceeds from sale of common stock	817,000	796,000	689,000
Dividends paid	(15,418,000)	(14,779,000)	(13,948,000)
Net cash provided by financing activities	172,103,000	208,461,000	139,478,000
Net increase (decrease) in cash and cash equivalents	9,214,000	2,094,000	(5,578,000)
Cash and cash equivalents at beginning of year	22,728,000	20,634,000	26,212,000
Cash and cash equivalents at end of year	$ 31,942,000	$ 22,728,000	$ 20,634,000

For the years ended December 31,	2023	2022	2021
Interest paid	$ 62,228,000	$ 16,068,000	$ 11,141,000
Income taxes paid	5,621,000	8,010,000	6,548,000
Non-cash transactions:			
Net transfer from loans to other real estate owned	$ —	$ —	$ —
Change in net unrealized gain (loss) on available for sale securities, net of tax	5,143,000	(43,000,000)	(6,727,000)

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

Nature of Operations

The Company, through its wholly-owned subsidiary, the Bank, provides a full range of banking services to individual and corporate customers from 18 offices in coastal and eastern Maine. First National Wealth Management, a division of the Bank, provides investment management, private banking and financial planning services. On January 28, 2016, the Board of Directors voted to change the Bank's name to First National Bank from The First, N.A.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

Events occurring subsequent to December 31, 2023 have been evaluated as to their potential impact on the financial statements.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements in accordance with GAAP, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the ACL, the valuations of mortgage servicing rights, derivative financial instruments, debt securities in an unrealized loss position, and goodwill.

Investment Securities

Investment securities are classified as AFS or HTM when purchased. There are no trading account securities. AFS securities consist primarily of debt securities which Management intends to hold for indefinite periods of time. They may be used as part of the Bank's funds management strategy, and may be sold in response to changes in interest rates or prepayment risk, changes in liquidity needs, or for other reasons. They are accounted for at fair value, with unrealized gains or losses adjusted through shareholders' equity, net of related income taxes. The cost basis is adjusted for the amortization of premiums and accretion of discounts, computed using the effective interest method over the securities' contractual lives. HTM securities consist primarily of debt securities which Management has acquired solely for long-term investment purposes, rather than for purposes of trading or future sale. For HTM Securities, Management has the intent and the Bank has the ability to hold such securities until their respective maturity dates. Such securities are carried at cost adjusted for the amortization of premiums and accretion of discounts, computed using the effective interest method over the securities' contractual lives. Effective January 1, 2022 securities purchases are accounted for on a trade date basis; prior to January 1, 2022 a settlement date basis was used. Reported amounts would not be materially different if basis had not changed. Gains and losses on the sales of investment securities are determined using the amortized cost of the specifically identified security.

Fair Value of Securities. Determining a market price for securities carried at fair value is a critical accounting estimate in the Company's financial statements. Pricing of individual securities is subject to a number of factors including changes in market interest rates, changes in prepayment speeds and assumptions, changes in market tolerance for risk, and any changes in the risk profile of the security. The Company subscribes to a widely recognized, independent pricing service and updates carrying values no less frequently than monthly. It also validates the values provided by the pricing service no less frequently than quarterly by measuring against security prices provided by a secondary source. Results of the validation are reported to the Bank's ALCO each quarter and any variances between the two sources above defined thresholds are investigated by management.

Credit Loss Recognition on Securities. Another significant estimate related to investment securities is the evaluation of potential credit losses on investment securities. The evaluation of securities for potential credit losses is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized as a charge to the ACL. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads and the expected recovery period of unrealized losses. Securities that are in an unrealized loss position are reviewed at least quarterly to determine if recognition of a loss is required. The primary factors considered in this evaluation (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, (d) the volatility of the securities' market price, (e) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery, which may be at maturity and (f) any other information and observable data considered relevant, including the expectation of receipt of all principal and interest when due.

Derivative Financial Instruments Designated as Hedges
The Company recognizes all derivatives in the consolidated balance sheets at fair value. On the date a derivative contract is entered into, the derivative is designated as a hedge of either a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), or a held for trading instrument ("trading instrument"). The relationships between hedging instruments and hedged items is formally documented, as is the risk management objectives and strategy for undertaking various hedge transactions. Both at the hedge's inception and on an ongoing basis, determination is made as to whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows or fair values of hedged items. Changes in fair value of a derivative that is effective and that qualifies as a cash flow hedge are recorded in OCI and are reclassified into earnings when the forecasted transaction or related cash flows affect earnings. Changes in fair value of a derivative that qualifies as a fair value hedge and the change in fair value of the hedged item are both recorded in earnings and offset each other when the transaction is effective. Those derivatives that are classified as trading instruments, including customer loan swaps, are recorded at fair value with changes in fair value recorded in earnings. Hedge accounting is discontinued when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, that it is unlikely that the forecasted transaction will occur, or that the designation of the derivative as a hedging instrument is no longer appropriate.

Loans Held for Sale
Loans held for sale consist of residential real estate mortgage loans and are carried at the lower of aggregate cost or fair value, as determined by current investor yield requirements.

Loans
Loans are generally reported at their outstanding principal balances, adjusted for chargeoffs, the ACL and any deferred fees or costs to originate loans. Loan commitments are recorded when funded.

Loan Fees and Costs
Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The unamortized net deferred fees and costs are included on the balance sheets with the related loan balances, and the amortization is included with the related interest income.

Allowance for Credit Losses
Management believes the ACL requires the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The ACL is based on Management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan and investment portfolios. The allowance is comprised of the ACL on loans, the ACL on off balance sheet commitments, and the ACL on held to maturity securities. Management regularly evaluates the allowance, typically monthly, to determine the appropriate level by taking into consideration factors such as the size and growth trajectory of the portfolios, quality trends as measured by key indicators, prior loan loss experience in each loan portfolio segment, local and national business and economic conditions, and other factors contributing to Management's estimation of potential losses. The use of different estimates or assumptions could produce different provisions for credit losses.

Loan Modifications
ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, amends ASC 326 for entities that have adopted ASU 2016-13, the CECL standard, such as the Company. ASU 2022-02 eliminates the accounting guidance for TDRs and introduces new guidance for enhanced reporting of certain loan modifications to borrowers experiencing financial difficulty. Loan modifications may include interest rate reduction, term extension, payment deferral, principle forgiveness or a combination thereof. It is the intent to minimize future losses while providing borrowers with financial relief. Prior to adoption of ASU 2022-02, the Company evaluated loan modifications and other transactions to determine if classification as a TDR was necessary. A TDR constituted a restructuring of debt if the Company, for economic or legal reasons related to the borrower's financial difficulties, granted a concession to the borrower that it would not have otherwise considered.

Accrual of Interest Income and Expense
Interest on loans and investment securities is taken into income using methods which relate the income earned to the balances of loans and investment securities outstanding. Interest expense on liabilities is derived by applying applicable interest rates to principal amounts outstanding. For all classes of loans, recording of interest income on problem loans, which includes IAL, ceases when collectibility of principal and interest within a reasonable period of time becomes doubtful. Cash payments received on non-accrual loans, which includes IAL, are applied to reduce the loan's principal balance until the remaining principal balance is deemed collectible, after which interest is recognized when collected. As a general rule, a loan may be restored to accrual status when payments are current for a substantial period of time, generally six months, and repayment of the remaining contractual amounts is expected or when it otherwise becomes well secured and in the process of collection.

Premises and Equipment
Premises, furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by straight-line methods over the asset's estimated useful life.

Other Real Estate Owned
Real estate acquired by foreclosure or deed in lieu of foreclosure is transferred to OREO and recorded at fair value, less estimated costs to sell, based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the ACL. Subsequent provisions to reduce the carrying value of a property are recorded to the allowance for OREO losses and a charge to operations on a property specific basis.

Goodwill and Identified Intangible Assets
Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) from the acquisitions of FNB Bankshares in 2005, a bank branch in Rockland, Maine and bank building in Bangor, Maine in 2012, and a bank branch in Belfast, Maine in 2020, as well as the core deposit intangible related to the respective acquisitions. The Company annually evaluates goodwill, and periodically evaluates other intangible assets, for impairment. At December 31, 2023, the Company determined goodwill and other intangible assets were not impaired.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for tax credits that are available to offset future taxable income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the change is enacted.

Mortgage Servicing Rights
The valuation of mortgage servicing rights is a critical accounting policy which requires significant estimates and assumptions. The Bank often sells mortgage loans it originates and retains the ongoing servicing of such loans, receiving a fee for these services, generally 0.25% of the outstanding balance of the loan per annum. Mortgage servicing rights are recognized at fair value when they are acquired through the sale of loans, and are reported in other assets. They are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The rights are subsequently carried at the lower of amortized cost or fair value. Management uses an independent firm which specializes in the valuation of mortgage servicing rights to determine the fair value which is recorded on the balance sheet. The most important assumption is the anticipated loan prepayment rate, and increases in prepayment speed results in lower valuations of mortgage servicing rights. The valuation also includes an evaluation for impairment based upon the fair value of the rights, which can vary depending upon current interest rates and prepayment expectations, as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. The use of different assumptions could produce a different valuation. All of the assumptions are based on standards the Company believes would be utilized by market participants in valuing mortgage servicing rights and are consistently derived and/or benchmarked against independent public sources.

Post-Retirement Benefits
The cost of providing post-retirement benefits is accrued during the active service period of the employee or director.

Earnings Per Share
Basic EPS data are based on the weighted average number of common shares outstanding during each year. Diluted EPS gives effect to restricted stock granted and stock options and warrants outstanding, if any, determined by the treasury stock method.

Comprehensive Income (Loss)
Comprehensive income (loss) includes net income and OCI, which is comprised of the change in unrealized gains and losses on securities available for sale, net of tax, change in unrealized gains and losses on securities transferred from available for sale to held to maturity, net of amortization, change in unrealized gain and losses on cash flow hedging derivative instruments, net of tax, and unrecognized gains and losses related to post-retirement benefit costs, net of tax.

Segments
The Company, through the branches of its subsidiary, the Bank, provides a broad range of financial services to individuals and companies in coastal Maine. These services include demand, time, and savings deposits; lending; payment processing; and investment management and trust services. Operations are managed and financial performance is evaluated on a corporate-wide

basis. Accordingly, all of the Company's banking operations are considered by Management to be aggregated in one reportable operating segment.

Risks & Uncertainties

The ongoing conflicts between Russia and Ukraine, and Israel and Hamas, as well as other conflicts in the Middle East, have added to economic uncertainty and geopolitical instability. Concern is developing nationally about the commercial real estate market and the impact a downturn in this sector could have on the banking industry. The failures in 2023 of several regional banks in the U.S. caused further disruption in markets and could have a lingering impact. Any or all could have negative downstream effects on the Company's operating results, the extent of which is indeterminable at this time.

Note 2. Cash and Cash Equivalents

For the purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. The Company maintains a portion of its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to these accounts.

Note 3. Investment Securities

The following table summarizes the amortized cost and estimated fair value of investment securities at December 31, 2023:

As of December 31, 2023	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value (Estimated)
Securities available for sale				
U.S. Treasury & Agency securities	$ 26,033,000	$ —	$ (6,203,000)	$ 19,830,000
Mortgage-backed securities	262,823,000	265,000	(38,491,000)	224,597,000
State and political subdivisions	40,306,000	41,000	(5,702,000)	34,645,000
Asset-backed securities	2,986,000	4,000	(9,000)	2,981,000
	$ 332,148,000	$ 310,000	$ (50,405,000)	$ 282,053,000
Securities to be held to maturity				
U.S. Treasury & Agency securities	$ 40,100,000	$ —	$ (9,601,000)	$ 30,499,000
Mortgage-backed securities	56,401,000	70,000	(10,398,000)	46,073,000
State and political subdivisions	254,418,000	313,000	(24,213,000)	230,518,000
Corporate securities	34,750,000	—	(3,270,000)	31,480,000
	$ 385,669,000	$ 383,000	$ (47,482,000)	$ 338,570,000
Less allowance for credit losses	(434,000)	—	—	—
Net securities to be held to maturity	$ 385,235,000	$ 383,000	$ (47,482,000)	$ 338,570,000
Restricted equity securities				
Federal Home Loan Bank Stock	$ 2,348,000	$ —	$ —	$ 2,348,000
Federal Reserve Bank Stock	1,037,000	—	—	1,037,000
	$ 3,385,000	$ —	$ —	$ 3,385,000

Allowance for Credit Losses: The Company adopted ASC 326, the CECL standard, in the first quarter of 2023. In conjunction with adoption, holdings of AFS and HTM securities were evaluated to determine the need to establish an ACL.

AFS securities, as shown in the table above, consist of securities issued by U.S. Government Agencies, U.S. Government Sponsored Entities, State or Local Municipal Governments, or are backed by collateral that is guaranteed by the U.S. Government. We monitor the credit quality of these investments through credit ratings issued by major rating providers and through substantial price changes not consistent with general market movements. Each of the AFS securities is deemed to be investment grade, and no ACL was established for AFS securities.

Similarly, the agency and mortgage-backed securities in the HTM portfolio were determined to all be investment grade with no ACL required. Municipal securities within HTM include two private activity bonds issued by well-known customers of the Bank with total balances of $19.6 million as of December 31, 2023. These bonds carry similar risk characteristics to the commercial real estate - owner occupied segment of the Bank's loan portfolio described in Note 5 to the accompanying financial statements; management has elected to apply a loss rate matching the loan segment to the balance of these bonds for purposes of establishing an ACL. Corporate securities in HTM consist of thirteen individual companies in the banking industry. Management reviewed the collectability of these securities taking into consideration such factors as the financial condition of the issuers, reported regulatory capital ratios of the issuers, and other performance factors. It was concluded that aggregate credit risk of the corporate securities was very low and an immaterial ACL was established. The total ACL for HTM securities was $434,000 as of December 31, 2023; there was no reserve as of December 31, 2022.

Changes in the ACL are recorded as credit loss expense or reversal. Losses would be charged against the allowance when management believes collection of the full contractual amount due on a security is unlikely.

The following table summarizes the amortized cost and estimated fair value of investment securities at December 31, 2022:

As of December 31, 2022	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value (Estimated)
Securities available for sale				
U.S. Treasury & Agency securities	$ 26,025,000	$ —	$ (6,878,000)	$ 19,147,000
Mortgage-backed securities	271,068,000	55,000	(42,447,000)	228,676,000
State and political subdivisions	40,472,000	2,000	(7,283,000)	33,191,000
Asset-backed securities	3,548,000	—	(53,000)	3,495,000
	$ 341,113,000	$ 57,000	$ (56,661,000)	$ 284,509,000
Securities to be held to maturity				
U.S. Treasury & Agency securities	$ 40,100,000	$ 4,000	$ (10,477,000)	$ 29,627,000
Mortgage-backed securities	60,497,000	42,000	(11,392,000)	49,147,000
State and political subdivisions	258,549,000	154,000	(30,733,000)	227,970,000
Corporate securities	34,750,000	—	(2,483,000)	32,267,000
	$ 393,896,000	$ 200,000	$ (55,085,000)	$ 339,011,000
Restricted equity securities				
Federal Home Loan Bank Stock	$ 2,846,000	$ —	$ —	$ 2,846,000
Federal Reserve Bank Stock	1,037,000	—	—	1,037,000
	$ 3,883,000	$ —	$ —	$ 3,883,000

The following table summarizes the contractual maturities of investment securities at December 31, 2023:

	Securities available for sale		Securities to be held to maturity	
	Amortized Cost	Fair Value (Estimated)	Amortized Cost	Fair Value (Estimated)
Due in 1 year or less	$ —	$ —	$ 1,674,000	$ 1,672,000
Due in 1 to 5 years	3,489,000	3,373,000	16,387,000	15,814,000
Due in 5 to 10 years	28,551,000	25,089,000	99,942,000	93,894,000
Due after 10 years	300,108,000	253,591,000	267,666,000	227,190,000
	$ 332,148,000	$ 282,053,000	$ 385,669,000	$ 338,570,000

The following table summarizes the contractual maturities of investment securities at December 31, 2022:

	Securities available for sale		Securities to be held to maturity	
	Amortized Cost	Fair Value (Estimated)	Amortized Cost	Fair Value (Estimated)
Due in 1 year or less	$ —	$ —	$ 1,787,000	$ 1,782,000
Due in 1 to 5 years	3,609,000	3,409,000	14,998,000	14,480,000
Due in 5 to 10 years	18,591,000	15,203,000	86,833,000	81,443,000
Due after 10 years	318,913,000	265,897,000	290,278,000	241,306,000
	$ 341,113,000	$ 284,509,000	$ 393,896,000	$ 339,011,000

At December 31, 2023, securities with a carrying value of $340,623,000 were pledged to secure borrowings from the FRBB, public deposits, repurchase agreements, and for other purposes as required by law. This compares to securities with a fair value of $350,411,000 as of December 31, 2022 pledged for the same purposes.

Gains and losses on the sale of securities available for sale are computed by subtracting the amortized cost at the time of sale from the security's selling price, net of accrued interest to be received. The following table shows securities gains and losses for 2023, 2022 and 2021:

	2023	2022	2021
Proceeds from sales of securities	$ —	$ 1,301,000	$ 19,240,000
Gross realized gains	—	8,000	628,000
Gross realized losses	—	(1,000)	(605,000)
Net gain	$ —	$ 7,000	$ 23,000
Related income taxes	$ —	$ 1,000	$ 5,000

As of December 31, 2023, there were 226 AFS securities with unrealized losses held in the Company's portfolio. The Company has the ability and intent to hold its securities which are in an unrealized loss position until a recovery of their amortized cost, which may be at maturity.

The following table summarizes AFS debt securities in an unrealized loss position for which an ACL has not been recorded at December 31, 2023, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than 12 months		12 months or more		Total	
As of December 31, 2023	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury & Agency securities	$ —	$ —	$ 19,830,000	$ (6,203,000)	$ 19,830,000	$ (6,203,000)
Mortgage-backed securities	1,712,000	(14,000)	208,717,000	(38,477,000)	210,429,000	(38,491,000)
State and political subdivisions	2,082,000	(49,000)	27,700,000	(5,653,000)	29,782,000	(5,702,000)
Asset-backed securities	—	—	1,464,000	(9,000)	1,464,000	(9,000)
	$ 3,794,000	$ (63,000)	$257,711,000	$(50,342,000)	$261,505,000	$ (50,405,000)

As of December 31, 2022, there were 869 securities with unrealized losses held in the Company's portfolio. These securities were temporarily impaired as a result of changes in interest rates reducing their fair value, of which 300 had been temporarily impaired for 12 months or more. Information regarding securities temporarily impaired as of December 31, 2022 is summarized below:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 31, 2022						
U.S. Treasury & Agency securities	$ 4,804,000	$ (675,000)	$ 41,965,000	$ (16,680,000)	$ 46,769,000	$ (17,355,000)
Mortgage-backed securities	73,509,000	(6,486,000)	197,102,000	(47,353,000)	270,611,000	(53,839,000)
State and political subdivisions	149,517,000	(13,769,000)	67,932,000	(24,247,000)	217,449,000	(38,016,000)
Asset-backed securities	3,495,000	(53,000)	—	—	3,495,000	(53,000)
Corporate securities	19,857,000	(2,143,000)	3,160,000	(340,000)	23,017,000	(2,483,000)
	$251,182,000	$ (23,126,000)	$310,159,000	$ (88,620,000)	$561,341,000	$(111,746,000)

Credit Quality Indicators: Agency and Government Sponsored Enterprise securities have a long history with no credit losses, including during times of severe stress. The principal and interest payments on agency-guaranteed debt is backed by the U.S. government. Government-sponsored enterprises similarly guarantee principal and interest payments and carry an implicit guarantee from the U.S. Department of the Treasury. Additionally, government-sponsored enterprise securities are exceptionally liquid, readily marketable, and provide a substantial amount of price transparency and price parity, indicating a perception of zero credit losses. All of the Mortgage-backed securities owned were issued either by a U.S. Government Agency (GNMA) or a Government Sponsored Enterprise (FNMA or FHLMC). HTM municipal debt holdings are comprised primarily of high credit quality (rated A- or higher) state and municipal obligations. High credit quality state and municipal obligations have a history of zero to near-zero credit loss. HTM holdings also include two unrated private activity bonds issued by well known customers of the Bank and corporate debt issued by various companies in the banking industry. These securities are regularly monitored by the Bank for collectibility and all issuers were in good standing as of December 31, 2023.

The following table presents the activity in the ACL for HTM debt securities by major security type for the year ended December 31, 2023:

	State and Political Subdivisions	Corporate Securities	Total
Allowance for credit losses:			
Beginning balance	$ —	$ —	$ —
Impact of adopting ASC 326	229,000	209,000	438,000
Credit loss (reversal) provision	(7,000)	3,000	(4,000)
Securities charged-off	—	—	—
Recoveries	—	—	—
Total ending allowance balance	$ 222,000	$ 212,000	$ 434,000

There was no ACL on U.S. government-sponsored enterprise, agency securities, or mortgage-backed securities as of December 31, 2023.

A security is considered to be past due once it is 30 days contractually past due under the terms of the agreement. As of December 31, 2023, none of the Company's HTM debt securities were past due or on non-accrual status.

During the third quarter of 2014, the Company transferred securities with a total amortized cost of $89,780,000 and a corresponding fair value of $89,757,000 from AFS to HTM. The net unrealized loss, net of taxes, on these securities at the date of the transfer was $15,000. The net unrealized holding loss at the time of transfer continues to be reported in AOCI, net of tax, and is amortized over the remaining lives of the securities as an adjustment of the yield. The amortization of the net unrealized loss reported in AOCI will offset the effect on interest income of the discount for the transferred securities. The remaining unamortized balance of the net unrealized losses for the securities transferred from available for sale to held to maturity was $56,000, net of taxes, at December 31, 2023. This compares to $64,000, net of taxes, at December 31, 2022. These securities were transferred as a part of the Company's overall investment and balance sheet strategies.

The Bank is a member of the FHLBB, a cooperatively owned wholesale bank for housing and finance in the six New England States. As a requirement of membership in the FHLBB, the Bank must own a minimum required amount of FHLBB stock, calculated periodically based primarily on its level of borrowings from the FHLBB. The Bank uses the FHLBB for a portion of its wholesale funding needs. As of December 31, 2023 and 2022, the Bank's investment in FHLBB stock totaled $2,348,000 and $2,846,000, respectively. FHLBB stock is a non-marketable equity security and therefore is reported at cost, which equals par value.

The Bank is also a member of the FRBB. As a requirement for membership in the FRBB, the Bank must own a minimum required amount of FRBB stock. The Bank uses FRBB for certain correspondent banking services and maintains borrowing capacity at its discount window. The Bank's investment in FRBB stock totaled $1,037,000 at December 31, 2023 and 2022.

The Company periodically evaluates its investment in FHLBB and FRBB stock for impairment based on, among other factors, the capital adequacy of each institution and their overall financial condition. No impairment losses have been recorded through December 31, 2023. The Bank will continue to monitor its investment in these restricted equity securities.

Note 4. Mortgage Servicing Rights

At December 31, 2023 and 2022, the Bank serviced loans for others totaling $321,178,000 and $342,870,000, respectively. Net gains from the sale of loans, serviced by the Bank, totaled $92,000 in 2023, $406,000 in 2022, and $3,078,000 in 2021. In 2023, mortgage servicing rights of $48,000 were capitalized and amortization for the year totaled $364,000. At December 31, 2023, mortgage servicing rights had a fair value of $3,583,000. In 2022, mortgage servicing rights of $312,000 were capitalized and amortization for the year totaled $517,000. At December 31, 2022, mortgage servicing rights had a fair value of $3,734,000.

FASB ASC Topic 860, "Transfers and Servicing", requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. Servicing assets and servicing liabilities are reported using the amortization method or the fair value measurement method. In evaluating the carrying values of mortgage servicing rights, the Company obtains third party valuations based on loan level data including note rate, type and term of the underlying loans. The model utilizes several assumptions, the most significant of which are loan prepayments, calculated using a three-month moving average of weekly prepayment data published by the PSA and modeled against the serviced loan portfolio, and the discount rate to discount future cash flows. As of December 31, 2023, the prepayment assumption using the PSA model was 98, which translates into an anticipated annual prepayment rate of 4.70%. The discount rate is 9.00%. Other assumptions include delinquency rates, foreclosure rates, servicing cost inflation, and annual unit loan cost. All assumptions are adjusted periodically to reflect current circumstances. Amortization of mortgage servicing rights, as well as write-offs due to prepayments of the related mortgage loans, are recorded as a charge against mortgage servicing fee income.

Mortgage servicing rights are included in other assets and detailed in the following table:

As of December 31,	2023	2022
Mortgage servicing rights	$ 8,702,000	$ 8,654,000
Accumulated amortization	(6,525,000)	(6,161,000)
Carrying value	$ 2,177,000	$ 2,493,000

Note 5. Loans

Upon adoption of ASU 2016-13, as described in Notes 3 and 25 of these financial statements, the Company updated the segmentation of its loan portfolio. The updates primarily consist of reporting what had been a single class, commercial real estate loans, as three classes - commercial real estate owner occupied, commercial real estate non-owner occupied, and commercial multi-family. In addition home equity installment loans which had previously been included in the residential term class are now included in the home equity revolving and term class. Loan data as of December 31, 2023 is reported herein with the new class structure while certain prior period data retains the prior class structure.

Loan Portfolio by Class: The following table shows the composition of the Company's loan portfolio as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
Commercial				
Real Estate Owner Occupied	$ 314,819,000	14.8 %	$ 256,623,000	13.4 %
Real Estate Non-Owner Occupied	393,636,000	18.5 %	363,660,000	19.0 %
Construction	88,673,000	4.2 %	93,907,000	4.9 %
C&I	356,787,000	16.8 %	319,359,000	16.7 %
Multifamily	93,476,000	4.4 %	79,057,000	4.1 %
Municipal	51,423,000	2.4 %	40,619,000	2.1 %
Residential				
Term	674,855,000	31.6 %	597,404,000	31.2 %
Construction	32,358,000	1.5 %	49,907,000	2.6 %
Home Equity				
Revolving and Term	104,026,000	4.9 %	93,075,000	4.9 %
Consumer	19,401,000	0.9 %	21,063,000	1.1 %
Total loans	$2,129,454,000	100.0 %	$1,914,674,000	100.0 %

Loan balances include net deferred loan costs of $11,479,000 in 2023 and $10,132,000 in 2022. Net deferred loan costs have increased from a year ago a due to loan origination unit volume over the period. Loan balances in the Residential Term segment also include valuation adjustments for fair value swaps hedged by certain loans in the portfolio. This adjustment added $2,149,000 to the loan balances as of December 31, 2023; there was no such adjustment as of December 31, 2022. Pursuant to collateral agreements, qualifying first mortgage loans and commercial real estate, which totaled $561,574,000 and $475,233,000 at December 31, 2023 and 2022, respectively, were used to collateralize borrowings from the FHLBB. In addition, commercial, residential construction and home equity loans totaling $320,083,000 at December 31, 2023 and $338,636,000 at December 31, 2022 were used to collateralize a standby line of credit at the FRBB. In September 2022 the Bank sold a block of 41 mixed performing residential mortgage loans. This block of loans carried general ledger balances that totaled $5.2 million and included a number of past-due, non-accrual, and TDR loans.

Loans to Directors, Officers and Employees: Loans to directors, officers and employees totaled $54,425,000 at December 31, 2023 and $48,001,000 at December 31, 2022. A summary of loans to directors and executive officers is as follows:

For the years ended December 31,	2023	2022
Balance at beginning of year	$ 29,490,000	$ 26,307,000
New loans	9,921,000	5,159,000
Repayments	(5,598,000)	(1,976,000)
Retired director	(289,000)	—
Balance at end of year	$ 33,524,000	$ 29,490,000

Past Due Loans: For all loan classes, loans over 30 days past due are considered delinquent. Information on the past-due status of loans by class of financing receivable as of December 31, 2023, is presented in the following table:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	All Past Due	Current	Total	90+ Days & Accruing
Commercial							
Real Estate Owner Occupied	$ —	$ —	$ —	$ —	$ 314,819,000	$ 314,819,000	$ —
Real Estate Non-Owner Occupied	—	—	—	—	393,636,000	393,636,000	—
Construction	—	9,000	8,000	17,000	88,656,000	88,673,000	—
C&I	714,000	35,000	120,000	869,000	355,918,000	356,787,000	10,000
Multifamily	—	—	—	—	93,476,000	93,476,000	—
Municipal	31,000	—	—	31,000	51,392,000	51,423,000	—
Residential							
Term	254,000	818,000	728,000	1,800,000	673,055,000	674,855,000	360,000
Construction	—	—	—	—	32,358,000	32,358,000	—
Home Equity							
Revolving and Term	495,000	95,000	26,000	616,000	103,410,000	104,026,000	—
Consumer	475,000	22,000	58,000	555,000	18,846,000	19,401,000	59,000
Total	$ 1,969,000	$ 979,000	$ 940,000	$ 3,888,000	$ 2,125,566,000	$ 2,129,454,000	$ 429,000

Information on the past-due status of loans by class of financing receivable as of December 31, 2022, is presented in the following table:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	All Past Due	Current	Total	90+ Days & Accruing
Commercial							
Real estate	$ —	$ 3,000	$ 190,000	$ 193,000	$ 699,147,000	$ 699,340,000	$ —
Construction	—	—	—	—	93,907,000	93,907,000	—
Other	118,000	23,000	85,000	226,000	319,133,000	319,359,000	34,000
Municipal	—	—	—	—	40,619,000	40,619,000	—
Residential							
Term	135,000	33,000	284,000	452,000	596,952,000	597,404,000	118,000
Construction	—	—	—	—	49,907,000	49,907,000	—
Home equity line of credit	241,000	29,000	151,000	421,000	92,654,000	93,075,000	86,000
Consumer	131,000	33,000	3,000	167,000	20,896,000	21,063,000	3,000
Total	$ 625,000	$ 121,000	$ 713,000	$ 1,459,000	$ 1,913,215,000	$ 1,914,674,000	$ 241,000

Non-Accrual Loans: For all classes, loans are placed on non-accrual status when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when principal and interest is 90 days or more past due unless the loan is both well secured and in the process of collection (in which case the loan may continue to accrue interest in spite of its past due status). A loan is "well secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. A loan is "in the process of collection" if collection of the loan is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or, (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Cash payments received on non-accrual loans, which are included in IAL, are applied to reduce the loan's principal balance until the remaining principal balance is deemed collectible, after which interest is recognized when collected. As a general rule, a loan may be restored to accrual status when payments are current for a substantial period of time, generally six months, and repayment of the remaining contractual amounts is expected, or when it otherwise becomes well secured and in the process of collection.

The following table presents the amortized costs basis of loans on nonaccrual status as of as of December 31, 2023 and 2022 is presented in the following table:

As of December 31,	2023			2022
	Nonaccrual with Allowance for Credit Loss	Nonaccrual with no Allowance for Credit Loss	Total Nonaccrual	Total Nonaccrual
Commercial				
Real Estate Owner Occupied	$ —	$ —	$ —	$ 193,000
Real Estate Non-Owner Occupied	—	—	—	—
Construction	—	29,000	29,000	23,000
C&I	354,000	184,000	538,000	663,000
Multifamily	—	—	—	—
Municipal	—	—	—	—
Residential				
Term	304,000	1,011,000	1,315,000	572,000
Construction	—	—	—	—
Home Equity				
Revolving and Term	—	296,000	296,000	304,000
Consumer	—	—	—	—
Total	$ 658,000	$ 1,520,000	$ 2,178,000	$ 1,755,000

For the years ended December 31, 2023 and 2022, interest income which would have been recognized on these loans, if interest had been accrued, was $142,000 and $223,000. Loans more than 90 days past due and accruing interest totaled $429,000 at December 31, 2023 and $241,000 at December 31, 2022. The Company continues to accrue interest because it believes collection of principal and interest is reasonably assured.

Individually Analyzed Loans: IAL include loans placed on non-accrual and loans reported as TDR prior to adoption of ASU 2022-02 with balances of $250,000 or more. IAL are measured at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. If the measure of an IAL is lower than the recorded investment in the loan and estimated selling costs, a specific reserve is established for the difference, or, in certain situations, if the measure of an IAL is lower than the recorded investment in the loan and estimated selling costs, the difference is written off.

The following table presents the amortized cost basis of collateral-dependent loans as of December 31, 2023 by collateral type:

	Collateral Type	
	Residential Real Estate	Total
Commercial		
Real Estate Owner Occupied	$ —	$ —
Real Estate Non-Owner Occupied	—	—
Construction	—	—
C&I	—	—
Multifamily	—	—
Municipal	—	—
Residential		
Term	685,000	685,000
Construction	—	—
Home Equity		
Revolving and Term	—	—
Consumer	—	—
Total	$ 685,000	$ 685,000

Collateral-dependent loans are loans for which the repayment is expected to be provided substantially by the underlying collateral and there are no other available and reliable sources of repayment.

Prior to the adoption of ASU 2022-02 all loans on non-accrual or classified as a TDR were considered impaired. A breakdown of impaired loans by class of financing receivable as of December 31, 2022, is presented in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Recognized Interest Income
With No Related Allowance					
Commercial					
Real estate	$ 1,236,000	$ 1,532,000	$ —	$ 1,440,000	$ 50,000
Construction	685,000	687,000	—	81,000	35,000
Other	301,000	348,000	—	408,000	13,000
Municipal	—	—	—	—	—
Residential					
Term	1,833,000	2,035,000	—	4,507,000	56,000
Construction	—	—	—	—	—
Home equity line of credit	304,000	340,000	—	295,000	—
Consumer	—	—	—	1,000	—
	$ 4,359,000	$ 4,942,000	$ —	$ 6,732,000	$ 154,000
With an Allowance Recorded					
Commercial					
Real estate	$ —	$ —	$ —	$ 11,000	$ —
Construction	—	—	—	606,000	—
Other	545,000	647,000	298,000	693,000	—
Municipal	—	—	—	—	—
Residential					
Term	1,256,000	1,259,000	100,000	1,486,000	50,000
Construction	—	—	—	—	—
Home equity line of credit	—	—	—	8,000	—
Consumer	—	—	—	—	—
	$ 1,801,000	$ 1,906,000	$ 398,000	$ 2,804,000	$ 50,000
Total					
Commercial					
Real estate	$ 1,236,000	$ 1,532,000	$ —	$ 1,451,000	$ 50,000
Construction	685,000	687,000	—	687,000	35,000
Other	846,000	995,000	298,000	1,101,000	13,000
Municipal	—	—	—	—	—
Residential					
Term	3,089,000	3,294,000	100,000	5,993,000	106,000
Construction	—	—	—	—	—
Home equity line of credit	304,000	340,000	—	303,000	—
Consumer	—	—	—	1,000	—
	$ 6,160,000	$ 6,848,000	$ 398,000	$ 9,536,000	$ 204,000

Substantially all interest income recognized on impaired loans for all classes of financing receivables was recognized on a cash basis as received.

A breakdown of impaired loans by category as of December 31, 2021, is presented in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Recognized Interest Income
With No Related Allowance					
Commercial					
Real estate	$ 1,386,000	$ 1,689,000	$ —	$ 1,590,000	$ 63,000
Construction	28,000	28,000	—	22,000	—
Other	917,000	1,009,000	—	1,051,000	15,000
Municipal	—	—	—	—	—
Residential					
Term	6,178,000	7,238,000	—	6,429,000	87,000
Construction	—	—	—	—	—
Home equity line of credit	457,000	487,000	—	461,000	—
Consumer	2,000	2,000	—	—	1,000
	$ 8,968,000	$10,453,000	$ —	$ 9,553,000	$ 166,000
With an Allowance Recorded					
Commercial					
Real estate	$ 42,000	$ 71,000	$ 42,000	$ 614,000	$ —
Construction	661,000	661,000	16,000	661,000	22,000
Other	386,000	411,000	381,000	396,000	—
Municipal	—	—	—	—	—
Residential					
Term	1,995,000	2,164,000	137,000	1,897,000	54,000
Construction	—	—	—	—	—
Home equity line of credit	—	—	—	—	—
Consumer	—	—	—	—	—
	$ 3,084,000	$ 3,307,000	$ 576,000	$ 3,568,000	$ 76,000
Total					
Commercial					
Real estate	$ 1,428,000	$ 1,760,000	$ 42,000	$ 2,204,000	$ 63,000
Construction	689,000	689,000	16,000	683,000	22,000
Other	1,303,000	1,420,000	381,000	1,447,000	15,000
Municipal	—	—	—	—	—
Residential					
Term	8,173,000	9,402,000	137,000	8,326,000	141,000
Construction	—	—	—	—	—
Home equity line of credit	457,000	487,000	—	461,000	—
Consumer	2,000	2,000	—	—	1,000
	$12,052,000	$13,760,000	$ 576,000	$13,121,000	$ 242,000

Loan Modifications: ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, amends ASC 326 for entities that have adopted ASU 2016-13. ASU 2022-02 eliminated the accounting guidance for TDRs and introduced new guidance for enhanced reporting of certain loan modifications to borrowers experiencing financial difficulty. Loan modifications may include interest rate reduction, term extension, payment deferral, principle forgiveness or a combination there of. It is the intent to minimize future losses while providing borrowers with financial relief.

The following tables represent loan modifications made to borrowers experiencing financial difficulty by modification type and class of financing receivable, during the year ended December 31, 2023:

	Term Extension	
	Amortized Cost Basis at December 31, 2023	% of Total Class of Financing Receivable
Consumer	$13,000	0.07%
Total	$13,000	

	Payment Deferral	
	Amortized Cost Basis at December 31, 2023	% of Total Class of Financing Receivable
C&I	$114,000	0.03%
Consumer	23,000	0.12%
Total	$137,000	

	Payment Deferral & Term Extension	
	Amortized Cost Basis at December 31, 2023	% of Total Class of Financing Receivable
Commercial real estate owner occupied	$786,000	0.25%
C&I	174,000	0.05%
Total	$960,000	

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2023:

	Term Extension
	Financial Effect
Consumer	Extended Term 90 days

	Payment Deferral
	Financial Effect
C&I	Temporary payment accommodation, payments deferred to end of loan
Consumer	Temporary payment accommodation, payments deferred to end of loan

	Payment Deferral & Term Extension
	Financial Effect
Commercial real estate owner occupied	Temporary payment accommodation, payments deferred to end of loan - Extended Term 90 days
C&I	Temporary payment accommodation, payments deferred to end of loan - Extended Term 90 days

The Company monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified during the year ended December 31, 2023:

| | Payment Status (Amortized Cost Basis) | | | |
	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due
Commercial real estate owner occupied	$ 786,000	$ —	$ —	$ —
C&I	269,000	19,000	—	—
Consumer	36,000	—	—	—
Total	$ 1,091,000	$ 19,000	$ —	$ —

Troubled Debt Restructured: Prior to adoption of ASU 2022-02, the Company evaluated loan modifications and other transactions to determine if classification as a TDR was necessary. A TDR constitutes a restructuring of debt if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. To determine whether or not a loan was to be classified as a TDR, Management evaluated a loan based upon the following criteria:

- The borrower demonstrates financial difficulty; common indicators include past due status with bank obligations, substandard credit bureau reports, or an inability to refinance with another lender; and

- The Company has granted a concession; common concession types include maturity date extension, interest rate adjustments to below market pricing, and deferment of payments.

As of December 31, 2022, the Company had 29 loans with a balance of $4,744,000 that were classified as TDRs. The impairment carried as a specific reserve in the allowance for loan losses is calculated by present valuing the expected cash flows on the loan at the original interest rate, or, for collateral-dependent loans, using the fair value of the collateral less costs to sell.

The following table shows TDRs by class and the specific reserve as of December 31, 2022:

	Number of Loans	Balance	Specific Reserves
Commercial			
Real estate	5	$ 1,044,000	$ —
Construction	1	661,000	—
Other	3	361,000	81,000
Municipal	—	—	—
Residential			
Term	20	2,678,000	100,000
Construction	—	—	—
Home equity line of credit	—	—	—
Consumer	—	—	—
	29	$ 4,744,000	$ 181,000

As of December 31, 2022, one of the loans classified as TDR with a total balance of $97,000 was more than 30 days past due. The following table shows past-due TDRs by class and the associated specific reserves included in the allowance for loan losses as of December 31, 2022:

	Number of Loans		Balance		Specific Reserves
Commercial					
Real estate	—	$	—	$	—
Construction	—		—		—
Other	1		97,000		—
Municipal	—		—		—
Residential					
Term	—		—		—
Construction	—		—		—
Home equity line of credit	—		—		—
Consumer	—		—		—
	1	$	97,000	$	—

For the year ended December 31, 2022, one loan was placed in TDR status. The following table shows this TDR by class and the associated specific reserves included in the allowance for loan losses as for December 31, 2022.

	Number of Loans		Pre-Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment		Specific Reserves
Commercial							
Real estate	—	$	—	$	—	$	—
Construction	—		—		—		—
Other	—		—		—		—
Municipal	—		—		—		—
Residential							
Term	1		38,000		38,000		—
Construction	—		—		—		—
Home equity line of credit	—		—		—		—
Consumer	—		—		—		—
	1	$	38,000	$	38,000	$	—

As of December 31, 2022, Management was aware of four loans classified as TDRs that were involved in bankruptcy with an outstanding balance of $550,000. As of December 31, 2022, there were five loans with an outstanding balance of $339,000 that were classified as TDRs and were on non-accrual status, of which none were in the process of foreclosure.

Residential Mortgage Loans in Process of Foreclosure

As of December 31, 2023, there were five mortgage loans collateralized by residential real estate in the process of foreclosure with a total balance of $400,000. This compares to two mortgage loans collateralized by residential real estate in the process of foreclosure with a total balance of $166,000 as of December 31, 2022.

Note 6. Allowance for Credit Losses

Upon adoption of ASU 2016-13, in the first quarter of 2023, the Company replaced the incurred loss model that recognized losses when it became probable that a credit loss would be incurred, with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The ACL is a valuation amount that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. The ACL consists of three elements: (1) specific reserves for loans individually analyzed; (2) general reserves for each portfolio segment; and, (3) qualitative reserves. All outstanding loans are considered in evaluating the appropriateness of the allowance. Loans are segmented by common risk characteristics as delineated in the paragraph below. Prior to adoption of ASU 2016-13, under the incurred loss methodology, the Company evaluated portfolio risk characteristics largely on loan purpose. The Company provides for credit losses through the ACL which represents an estimated reserve for losses in the loan portfolio. To determine an appropriate level for general reserves, a discounted cash flow approach is applied to each portfolio segment implementing a probability of default and loss given default estimate based upon a number of factors including historical losses over an economic cycle, economic forecasts, loan prepayment speeds and curtailment rates. To determine an appropriate level for qualitative reserves, various factors are considered including underwriting policies, credit administration practices, experience, ability and depth of lending management, and economic factors not captured in the general reserve calculation. Adoption of ASU 2016-13 added $6,210,000 to the ACL, recorded as a charge to retained earnings at January 1, 2023.

Loan Portfolio Composition & Risk Characteristics: The loan portfolio is segmented into ten classes and credit risk is evaluated separately in each class. Major risk characteristics relevant to each portfolio segment are as follows:

Commercial Real Estate Owner Occupied - commercial real estate owner occupied loans consist of mortgage loans to finance investments in real property such as retail space, offices, industrial buildings, hotels, educational facilities, and other specific or mixed use properties. Loans are typically written with amortizing payment structures. Collateral values are determined based on appraisals and evaluations in accordance with established policy and regulatory guidelines. Loans typically have a loan-to-value ratio of up to 80% based upon current valuation information at the time the loan is made, and are primarily paid by the cash flow generated from the real property, typically the operating entity of owner occupant. Risk factors typically include competitive market forces, net operating incomes of the operating entity, and overall economic demand. Loans in the recreational and tourism sector can be affected by weather conditions, such as unseasonably low winter snowfalls. Commercial real estate lending also carries a higher degree of environmental risk than other types of lending.

Commercial Real Estate Non-Owner Occupied - commercial real estate non-owner occupied loans share many of the purpose, loan structure and risk characteristics of owner-occupied commercial real estate. Repayment is generally reliant upon cash flow generated from tenants with risk factors also influenced by vacancy rates, cap rates, lease renewals, and underlying financial health of lessees.

Commercial Construction - commercial construction loans consist of loans to finance construction in a mix of owner- and nonowner occupied commercial real estate properties. Loans typically have construction periods of less than two years, and payment structures during the construction period are typically on an interest only basis, although principal payments may be established depending on the type of construction project being financed. During the construction phase, commercial construction loans are primarily paid by cash flow generated from the construction project or other operating cash flows from the borrower or guarantors, if applicable. Commercial construction loans will typically convert to permanent financing from the Company, or loan repayment may come from a third party source in the event that the Company will not be providing permanent term financing. Collateral valuation and loan-to-value guidelines follow those for commercial real estate loans. Commercial construction loans are impacted by factors similar to those for commercial real estate loans in addition to risks related to contractor financial capacity and ability to complete a project within acceptable time frames and within budget.

Commercial and Industrial - C&I loans consist of revolving and term loan obligations extended to business and corporate enterprises for the purpose of financing working capital and/or capital investment. C&I loans may be secured or unsecured; when secured, collateral generally consists of pledges of business assets including, but not limited to, accounts receivable, inventory, equipment, and/or other tangible and intangible assets. C&I loans are primarily paid by the operating cash flow of the borrower. A weakened economy, soft consumer spending, and the rising cost of labor or raw materials are examples of issues that can impact the credit quality in this segment.

Commercial Multifamily - multifamily loans share structure and risk characteristics with non-owner occupied commercial real estate; underlying collateral is residential in nature rather than commercial, consisting of properties with five or more units.

Municipal Loans - municipal loans are comprised of loans to municipalities in Maine for capitalized expenditures, construction projects, or tax anticipation notes. All municipal loans are considered either general obligations of the municipality collateralized by the taxing ability of the municipality for repayment of debt or have a pledge of specific revenues. The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment.

Residential Real Estate Term - residential term loans consist of residential real estate loans held in the Company's loan portfolio made to borrowers who demonstrate the ability to make scheduled payments with full consideration to underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and loan-to-value ratios within established policy and regulatory guidelines. Collateral values are determined based on appraisals and evaluations in accordance with established policy and regulatory guidelines. Residential loans typically have a loan-to-value ratio of up to 80% based on appraisal information at the time the loan is made. Collateral consists of mortgage liens on one-to four-family residential properties. Loans are offered with fixed or adjustable rates with amortization terms of up to thirty years. The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment.

Residential Real Estate Construction - residential construction loans typically consist of loans for the purpose of constructing single family residences to be owned and occupied by the borrower. Borrower qualifications include favorable credit history combined with supportive income requirements and loan-to-value ratios within established policy and regulatory guidelines. Residential construction loans normally have construction terms of one year or less and payment during the construction term is typically on an interest only basis from sources including interest reserves, borrower liquidity, and/or income. Residential construction loans will typically convert to permanent financing from the Company or have another financing commitment in place from an acceptable mortgage lender. Collateral valuation and loan-to-value guidelines are consistent with those for residential term loans. Residential construction loans are impacted by factors similar to those for residential real estate term loans in addition to risks related to contractor financial capacity and ability to complete a project within acceptable time frames and within budget.

Home Equity Revolving and Term - home equity revolving and term loans are made to qualified individuals and are secured by senior or junior mortgage liens on owner occupied one- to four-family homes, condominiums, or vacation homes. The home equity line of credit typically has a variable interest rate and is billed as interest-only payments during the draw period. At the end of the draw period, the home equity line of credit is billed as a percentage of the principal balance plus all accrued interest. Loan maturities are normally 300 months. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios usually not exceeding 80% inclusive of priority liens. Collateral valuation guidelines follow those for residential real estate loans. The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment.

Consumer - consumer loans include personal lines of credit and amortizing loans made to qualified individuals for various purposes such as autos, recreational vehicles, debt consolidation, personal expenses, or overdraft protection. Borrower qualifications include favorable credit history combined with supportive income and collateral requirements within established policy guidelines. Consumer loans may be secured or unsecured. The overall health of the economy, including unemployment rates, has an impact on the credit quality of this segment.

The appropriate level of the allowance is evaluated continually based on a review of significant loans, with a particular emphasis on non-accruing, past due, and other loans that may require special attention. Other factors include general conditions in local and national economies; loan portfolio composition and asset quality indicators; and internal factors such as changes in underwriting policies, credit administration practices, experience, ability and depth of lending management, among others.

Construction, land, and land development: CLLD loans, both commercial and residential, represented 43.9% of total Bank capital as of December 31, 2023 and remain below the regulatory guidance of 100.0% of total Bank capital. Construction loans and non-owner-occupied commercial real estate loans represented 219.4% of total Bank capital at December 31, 2023, below the regulatory guidance of 300.0% of total Bank capital.

Composition of the ACL: The following table summarizes the composition of the ACL, by class of financing receivable and allowance, as of December 31, 2023 and 2022:

As of December 31,		**2023**		2022
Allowance for Individually Analyzed Loans				
Commercial				
Real estate owner occupied	$	**—**	$	—
Real estate non-owner occupied		**—**		—
Construction		**—**		—
C&I		**223,000**		298,000
Multifamily		**—**		—
Municipal		**—**		—
Residential				
Term		**41,000**		100,000
Construction		**—**		—
Home Equity				
Revolving and term		**—**		—
Consumer		**—**		—
Total	$	**264,000**	$	398,000
Allowance for Pooled Loans				
Commercial				
Real estate owner occupied	$	**4,633,000**	$	6,116,000
Real estate non-owner occupied		**4,285,000**		—
Construction		**1,978,000**		821,000
C&I		**4,778,000**		2,799,000
Multifamily		**1,318,000**		—
Municipal		**334,000**		162,000
Residential				
Term		**4,950,000**		2,459,000
Construction		**618,000**		199,000
Home Equity				
Revolving and term		**626,000**		1,029,000
Consumer		**246,000**		1,062,000
Unallocated		**—**		1,678,000
Total	$	**23,766,000**	$	16,325,000
Total Allowance for Credit Losses				
Commercial				
Real estate owner occupied	$	**4,633,000**	$	6,116,000
Real estate non-owner occupied		**4,285,000**		—
Construction		**1,978,000**		821,000
C&I		**5,001,000**		3,097,000
Multifamily		**1,318,000**		—
Municipal		**334,000**		162,000
Residential				
Term		**4,991,000**		2,559,000
Construction		**618,000**		199,000
Home Equity				
Revolving and term		**626,000**		1,029,000
Consumer		**246,000**		1,062,000
Unallocated		**—**		1,678,000
Total	$	**24,030,000**	$	16,723,000

A breakdown of the ACL as of December 31, 2023 and 2022, by class of financing receivable and allowance element, is presented in the following tables:

As of December 31, 2023	Specific Reserves on Loans Evaluated Individually		General Reserves on Loans Based on Historical Loss Experience		Reserves for Qualitative Factors		Total Reserves
Commercial							
Real estate owner occupied	$	—	$	3,891,000	$	742,000	$ 4,633,000
Real estate non-owner occupied		—		3,759,000		526,000	4,285,000
Construction		—		1,849,000		129,000	1,978,000
C&I		223,000		4,238,000		540,000	5,001,000
Multifamily		—		1,237,000		81,000	1,318,000
Municipal		—		307,000		27,000	334,000
Residential							
Term		41,000		4,224,000		726,000	4,991,000
Construction		—		642,000		(24,000)	618,000
Home Equity							
Revolving and term		—		469,000		157,000	626,000
Consumer		—		217,000		29,000	246,000
	$	264,000	$	20,833,000	$	2,933,000	$ 24,030,000

As of December 31, 2022	Specific Reserves on Loans Evaluated Individually for Impairment		General Reserves on Loans Based on Historical Loss Experience		Reserves for Qualitative Factors		Unallocated Reserves		Total Reserves
Commercial									
Real estate	$	—	$	974,000	$	5,142,000	$	—	$ 6,116,000
Construction		—		131,000		690,000		—	821,000
Other		298,000		446,000		2,353,000		—	3,097,000
Municipal		—		—		162,000		—	162,000
Residential									
Term		100,000		83,000		2,376,000		—	2,559,000
Construction		—		7,000		192,000		—	199,000
Home equity line of credit		—		101,000		928,000		—	1,029,000
Consumer		—		286,000		776,000		—	1,062,000
Unallocated		—		—		—		1,678,000	1,678,000
	$	398,000	$	2,028,000	$	12,619,000	$	1,678,000	$ 16,723,000

The ACL as a percent of total loans stood at 1.13% as of December 31, 2023, compared to 0.87% of total loans as of December 31, 2022.

Off-Balance Sheet Credit Exposures: In the ordinary course of business, the Company enters into commitments to extend credit, including construction lines of credit, revolving lines of credit, written commitments to provide financing, commercial letters of credit and standby letters of credit. Such financial instruments are recorded as loans when they are funded.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures: The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL on off-balance sheet credit exposures is adjusted through credit loss expense and any adjustment is recognized in net income. To appropriately measure expected credit losses, management disaggregates the loan portfolio into similar risk characteristics, identical to those determined for the loan portfolio. An estimated funding rate is then applied to the qualifying unfunded loan commitments and letters of credit using the Company's own historical experience to estimate the expected funded amount for each loan segment as of the reporting date. Once the expected funded amount for each loan segment is determined, the loss rate, which is the calculated expected loan loss as a percent of the amortized cost basis for each loan segment, is applied to calculate the ACL on off-balance sheet credit exposures as of the reporting date. The Company's ACL on unfunded commitments is recognized as a liability, included within other liabilities on the consolidated balance sheet.

The following table presents the activity in the ACL for off-balance sheet credit exposures for the year ended December 31, 2023:

Allowance for credit losses:		
Beginning balance, prior to adoption of ASC 326	$	100,000
Impact of adopting ASC 326		1,297,000
Credit loss expense		(142,000)
Total ending allowance balance	$	1,255,000

Credit Quality Indicators: To monitor the credit quality of its loan portfolio, management applies an internal risk rating system to categorize commercial loan segments. Approximately 60% of commercial loan outstanding balances are subject to review and validation annually by an independent consulting firm. Additionally, commercial loan relationships with exposure greater than or equal to $750,000 are subject to review annually by the Company's internal credit review function.

The risk rating system has eight levels, defined as follows:

1 Strong

Credits rated "1" are characterized by borrowers fully responsible for the credit with excellent capacity to pay principal and interest. Loans rated "1" may be secured with acceptable forms of liquid collateral.

2 Above Average

Credits rated "2" are characterized by borrowers that have better than average liquidity, capitalization, earnings, and/or cash flow with a consistent record of solid financial performance.

3 Satisfactory

Credits rated "3" are characterized by borrowers with favorable liquidity, profitability, and financial condition with adequate cash flow to pay debt service.

4 Average

Credits rated "4" are characterized by borrowers that present risk more than 1, 2 and 3 rated loans and merit an ordinary level of ongoing monitoring. Financial condition is on par or somewhat below industry averages while cash flow is generally adequate to meet debt service requirements.

5 Watch

Credits rated "5" are characterized by borrowers that warrant greater monitoring due to financial condition or unresolved and identified risk factors.

6 Other Assets Especially Mentioned

Loans in this category are currently protected but are potentially weak and constitute an undue and unwarranted credit risk, but not to the point of justifying a classification of substandard. OAEM have potential weaknesses which may, if not checked or corrected, weaken the asset or inadequately protect the Company's credit position at some future date.

7 Substandard

Loans in this category are inadequately protected by the paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Company may sustain some loss if the deficiencies are not corrected.

8 Doubtful

Loans classified "Doubtful" have the same weaknesses as those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.

Most residential real estate, home equity, and consumer loans are not assigned ratings; therefore they are categorized as performing and non-performing loans. Performing loans include loans that are current and loans that are past due less than 90 days. Loans that are past due more than 90 days are considered non-performing.

The following table summarizes the credit quality for the Company's portfolio by risk category of loans and by class by vintage as follows:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Dollars in thousands	2023	2022	2021	2020	2019	Prior			
As of December 31, 2023									
Commercial									
Real estate owner occupied									
Pass (risk rating 1-5)	$ 64,693	$ 73,920	$ 40,782	$ 28,716	$ 29,856	$ 59,236	$ 8,993	$ —	$ 306,196
Special Mention (risk rating 6)	1,903	—	—	—	5,605	313	—	—	7,821
Substandard (risk rating 7)	283	—	—	—	503	16	—	—	802
Doubtful (risk rating 8)	—	—	—	—	—	—	—	—	—
Total Real Estate Owner Occupied	66,879	73,920	40,782	28,716	35,964	59,565	8,993	—	314,819
Current period gross write-offs	—	—	—	—	—	40	—	—	40
Real estate non-owner occupied									
Pass (risk rating 1-5)	30,666	70,442	129,299	47,959	27,159	83,820	4,230	—	393,575
Special Mention (risk rating 6)	—	—	—	—	—	—	—	—	—
Substandard (risk rating 7)	—	—	—	—	—	61	—	—	61
Doubtful (risk rating 8)	—	—	—	—	—	—	—	—	—
Total Real Estate Non-Owner Occupied	30,666	70,442	129,299	47,959	27,159	83,881	4,230	—	393,636
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Construction									
Pass (risk rating 1-5)	29,781	45,130	8,705	1,581	1,034	2,373	—	—	88,604
Special Mention (risk rating 6)	—	—	69	—	—	—	—	—	69
Substandard (risk rating 7)	—	—	—	—	—	—	—	—	—
Doubtful (risk rating 8)	—	—	—	—	—	—	—	—	—
Total Construction	29,781	45,130	8,774	1,581	1,034	2,373	—	—	88,673
Current period gross write-offs	—	—	—	—	—	—	—	—	—
C&I									
Pass (risk rating 1-5)	49,147	61,628	51,848	33,955	6,103	32,032	87,949	973	323,635
Special Mention (risk rating 6)	23,970	3,414	267	546	—	3,373	330	—	31,900
Substandard (risk rating 7)	126	354	35	—	180	455	102	—	1,252
Doubtful (risk rating 8)	—	—	—	—	—	—	—	—	—
Total C&I	73,243	65,396	52,150	34,501	6,283	35,860	88,381	973	356,787
Current period gross write-offs	—	114	—	—	16	23	—	—	153
Multifamily									
Pass (risk rating 1-5)	12,046	30,565	18,053	15,033	5,540	8,527	416	—	90,180
Special Mention (risk rating 6)	—	1,020	—	912	—	—	—	—	1,932
Substandard (risk rating 7)	—	—	1,364	—	—	—	—	—	1,364
Doubtful (risk rating 8)	—	—	—	—	—	—	—	—	—
Total Multifamily	12,046	31,585	19,417	15,945	5,540	8,527	416	—	93,476
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Municipal									
Pass (risk rating 1-5)	20,210	4,741	3,982	9,775	5,156	7,559	—	—	51,423
Special Mention (risk rating 6)	—	—	—	—	—	—	—	—	—
Substandard (risk rating 7)	—	—	—	—	—	—	—	—	—
Doubtful (risk rating 8)	—	—	—	—	—	—	—	—	—
Total Municipal	20,210	4,741	3,982	9,775	5,156	7,559	—	—	51,423
Current period gross write-offs	—	—	—	—	—	—	—	—	—

Dollars in thousands	Term Loans Amortized Cost Basis by Origination Year 2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
As of December 31, 2023									
Residential									
Term									
Performing	65,605	156,495	140,254	93,774	39,896	174,341	3,046	129	673,540
Non-performing	—	304	—	40	300	671	—	—	1,315
Total Term	65,605	156,799	140,254	93,814	40,196	175,012	3,046	129	674,855
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Construction									
Performing	25,007	6,012	—	1,339	—	—	—	—	32,358
Non-performing	—	—	—	—	—	—	—	—	—
Total Construction	25,007	6,012	—	1,339	—	—	—	—	32,358
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Home Equity Revolving and Term									
Performing	10,519	9,319	2,031	1,197	584	1,655	68,006	10,419	103,730
Non-performing	—	—	—	—	—	112	19	165	296
Total Home Equity Revolving and Term	10,519	9,319	2,031	1,197	584	1,767	68,025	10,584	104,026
Current period gross write-offs	—	50	—	—	—	—	—	—	50
Consumer									
Performing	3,664	2,042	1,175	1,794	455	4,564	5,707	—	19,401
Non-performing	—	—	—	—	—	—	—	—	—
Total Consumer	3,664	2,042	1,175	1,794	455	4,564	5,707	—	19,401
Current period gross write-offs	5	46	31	30	7	75	—	—	194
Total loans	$ 337,620	$ 465,386	$ 397,864	$ 236,621	$ 122,371	$ 379,108	$ 178,798	$ 11,686	$ 2,129,454

The following table summarizes the risk ratings for the Company's commercial construction, commercial real estate, commercial other and municipal loans as of December 31, 2022:

	Commercial Real Estate	Commercial Construction	Commercial Other	Municipal Loans	All Risk-Rated Loans
1 Strong	$ —	$ —	$ 2,215,000	$ —	$ 2,215,000
2 Above Average	5,702,000	—	23,624,000	37,921,000	67,247,000
3 Satisfactory	125,721,000	1,018,000	64,613,000	1,198,000	192,550,000
4 Average	459,087,000	57,920,000	187,374,000	1,500,000	705,881,000
5 Watch	108,302,000	34,969,000	40,119,000	—	183,390,000
6 OAEM	144,000	—	85,000	—	229,000
7 Substandard	384,000	—	1,329,000	—	1,713,000
8 Doubtful	—	—	—	—	—
Total	$ 699,340,000	$ 93,907,000	$319,359,000	$ 40,619,000	$ 1,153,225,000

The following table presents ACL activity by class for the year ended December 31, 2023:

Dollars in thousands	Commercial					Municipal	Residential		Home Equity	Consumer	Unallocated	Total
	Real Estate Owner Occupied	Real Estate Non-Owner Occupied	Construction	C&I	Multifamily		Term	Construction	Revolving and Term			
For the year ended December 31, 2023												
Beginning balance, prior to adoption of ASC 326	$ 6,116	$ —	$ 821	$ 3,097	$ —	$ 162	$ 2,559	$ 199	$ 1,029	$ 1,062	$ 1,678	$ 16,723
Chargeoffs	(40)	—	—	(153)	—	—	—	—	(50)	(194)	—	(437)
Recoveries	2	75	—	3	—	—	14	—	13	97	—	204
Provision (credit)	241	(105)	214	409	134	40	540	(316)	90	83	—	1,330
Impact of adopting ASC 326	(1,686)	4,315	943	1,645	1,184	132	1,878	735	(456)	(802)	(1,678)	6,210
Ending balance	$ 4,633	$ 4,285	$ 1,978	$ 5,001	$ 1,318	$ 334	$ 4,991	$ 618	$ 626	$ 246	$ —	$ 24,030

As of December 31, 2023, the significant model inputs and assumptions used within the discounted cash flow model for purposes of estimating the ACL on loans were:

Macroeconomic (loss) drivers: The following loss drivers for each loan segment were used to calculate the expected Probability of Default over the forecast and reversion period:

- Commercial Real Estate Owner Occupied: FOMC median forecasts of national unemployment and change in national GDP
- Commercial Real Estate Non-Owner Occupied: FOMC median forecasts of national unemployment and change in national GDP
- Commercial Construction: FOMC median forecasts of national unemployment and change in national GDP
- Commercial & Industrial: FOMC median forecasts of national unemployment and change in national GDP
- Commercial Multifamily: FOMC median forecast of national unemployment and Case-Shiller National Home Price Index
- Municipal: FOMC median forecasts of national unemployment and change in national GDP
- Residential Real Estate Term: FOMC median forecasts of national unemployment and change in national GDP
- Residential Real Estate Construction: FOMC median forecast of national unemployment
- Home Equity Revolving & Term: FOMC median forecasts of national unemployment and change in national GDP
- Consumer: FOMC median forecasts of national unemployment and change in national GDP

Reasonable and supportable forecast period: The ACL on loans estimate used a reasonable and supportable forecast period of one year.
Reversion period: The ACL on loans estimate used a reversion period of one year.
Prepayment speeds: The estimate of prepayment speed for each loan segment is updated quarterly and derived using internally sourced prepayment data.
Qualitative factors: The ACL on loans estimate incorporated various qualitative factors into the calculation such as changes in lending policies, changes in the nature and volume and terms of loans, changes in the experience, depth and ability of lending management, and economic factors not captured in the quantitative model.

The following table presents ACL activity by class for the year ended December 31, 2022:

Dollars in thousands	Commercial			Municipal	Residential		Home Equity Line of Credit	Consumer	Unallocated	Total
	Real Estate	Construction	Other		Term	Construction				
For the year ended December 31, 2022										
Beginning balance	$ 5,367	$ 746	$ 2,830	$ 157	$ 2,733	$ 148	$ 925	$ 833	$ 1,782	$ 15,521
Chargeoffs	—	—	(309)	—	(8)	—	(29)	(412)	—	(758)
Recoveries	20	—	13	—	29	—	4	144	—	210
Provision (credit)	729	75	563	5	(195)	51	129	497	(104)	1,750
Ending balance	$ 6,116	$ 821	$ 3,097	$ 162	$ 2,559	$ 199	$ 1,029	$ 1,062	$ 1,678	16,723
Ending balance specifically evaluated for impairment	$ —	$ —	$ 298,000	$ —	$ 100,000	$ —	$ —	$ —	$ —	$ 398,000
Ending balance collectively evaluated for impairment	$ 6,116,000	$ 821,000	$ 2,799,000	$ 162,000	$ 2,459,000	$ 199,000	$ 1,029,000	$ 1,062,000	$ 1,678,000	16,325,000
Related loan balances:										
Ending balance	$699,340,000	$ 93,907,000	$319,359,000	$40,619,000	$597,404,000	$ 49,907,000	$ 93,075,000	$ 21,063,000	—	$1,914,674,000
Ending balance specifically evaluated for impairment	$ 1,236,000	$ 685,000	$ 846,000	$ —	$ 3,089,000	$ —	$ 304,000	$ —	$ —	6,160,000
Ending balance collectively evaluated for impairment	$698,104,000	$ 93,222,000	$318,513,000	$40,619,000	$594,315,000	$ 49,907,000	$ 92,771,000	$ 21,063,000	—	$1,908,514,000

The following table presents allowance for loan losses activity by class for the year ended December 31, 2021:

Dollars in thousands	Commercial			Municipal	Residential		Home Equity Line of Credit	Consumer	Unallocated	Total
	Real Estate	Construction	Other		Term	Construction				
For the year ended December 31, 2021										
Beginning balance	$ 5,178	$ 662	$ 3,438	$ 171	$ 2,579	$ 102	$ 1,211	$ 778	$ 2,134	16,253
Chargeoffs	(106)	—	(288)	—	(42)	—	—	(312)	—	(748)
Recoveries	95	—	84	—	66	—	61	85	—	391
Provision (credit)	200	84	(404)	(14)	130	46	(347)	282	(352)	(375)
Ending balance	$ 5,367	$ 746	$ 2,830	$ 157	$ 2,733	$ 148	$ 925	$ 833	$ 1,782	15,521
Ending balance specifically evaluated for impairment	$ 42,000	$ 16,000	$ 381,000	$ —	$ 137,000	$ —	$ —	$ —	$ —	576,000
Ending balance collectively evaluated for impairment	$ 5,325,000	$ 730,000	$ 2,449,000	$ 157,000	$ 2,596,000	$ 148,000	$ 925,000	$ 833,000	$ 1,782,000	14,945,000
Related loan balances:										
Ending balance	$576,198,000	$ 79,365,000	$264,570,000	$48,362,000	$550,783,000	$ 31,763,000	$ 73,632,000	$ 22,976,000	—	$1,647,649,000
Ending balance specifically evaluated for impairment	$ 1,428,000	$ 689,000	$ 1,303,000	$ —	$ 8,173,000	$ —	$ 457,000	$ 2,000	$ —	12,052,000
Ending balance collectively evaluated for impairment	$574,770,000	$ 78,676,000	$263,267,000	$48,362,000	$542,610,000	$ 31,763,000	$ 73,175,000	$ 22,974,000	—	$1,635,597,000

Note 7. Premises and Equipment

Premises and equipment are carried at cost and consist of the following:

As of December 31,	2023	2022
Land	$ 6,319,000	$ 6,404,000
Land improvements	1,960,000	1,883,000
Buildings	32,180,000	30,873,000
Equipment	11,161,000	11,659,000
	51,620,000	50,819,000
Less accumulated depreciation	22,936,000	22,542,000
Total premises and equipment	$ 28,684,000	$ 28,277,000

Future minimum receipts under lease agreements at December 31, 2023 by year and in the aggregate are:

2024	$116,000
2025	116,000
2026	116,000
2027	116,000
2028	4,000
Thereafter	12,000
	$480,000

Leases

As part of the acquisition of its branch in Belfast, Maine in December 2020, the Company entered into an operating lease pertaining to land upon which the branch is situated. As of December 31, 2023, the lease has a term of 20 years, including an option to renew. The discount rate used in determining the lease liability was 1.875%, the FHLB advance rate in December 2020 that corresponded to the lease term. Effective December 2021, the Company entered into an operating lease for a new branch facility in Brewer, Maine. As of December 31, 2023, the lease has a term of four years. The discount rate used in determining the lease liability was 1.25%, corresponding to a synthesized rate for the same term; the synthesized rate was calculated based on several inputs including FHLB advance rates, brokered CD rates and U.S. Treasury Bonds, all with five year terms.

The right-of-use asset and lease liability by lease type, and the associated balance sheet classifications as of December 31, 2023 and 2022 were as follows:

	Balance Sheet Classification	2023	2022
Right-of-use assets:			
Operating leases	Premises and equipment, net	$652,000	$737,000
Lease liabilities:			
Operating leases	Other liabilities	$652,000	$737,000

Lease expense for the year ended December 31, 2023 related to these leases was $97,000. There was $97,000 lease expense for 2022 and $34,000 for 2021.

Future lease payments for operating leases with initial terms of one year or more as of December 31, 2023 are as follows:

2024	$97,000
2025	97,000
2026	91,000
2027	28,000
2028	28,000
Thereafter	403,000
Total undiscounted lease payments	744,000
Less: imputed interest	92,000
Net lease liability	$652,000

Note 8. Other Real Estate Owned

The following summarizes OREO:

As of December 31,	2023	2022
Real estate acquired in settlement of loans	$ —	$ —

Changes in the allowance for losses from OREO were as follows:

For the years ended December 31,		2023		2022		2021
Balance at beginning of year	$	—	$	—	$	45,000
Losses charged to allowance		—		—		(45,000)
Provision charged to operating expenses		—		—		—
Balance at end of year	$	—	$	—	$	—

Note 9. Income Taxes

The current and deferred components of income tax expense (benefit) were as follows:

For the years ended December 31,		2023		2022		2021
Federal income tax						
Current	$	7,011,000	$	7,912,000	$	6,058,000
Deferred		(1,360,000)		(127,000)		999,000
		5,651,000		7,785,000		7,057,000
State franchise tax		533,000		611,000		587,000
	$	6,184,000	$	8,396,000	$	7,644,000

The actual tax expense differs from the expected tax expense (computed by applying the applicable U.S. Federal corporate income tax rate to income before income taxes) as follows:

For the years ended December 31,		2023		2022		2021
Expected tax expense	$	7,498,000	$	9,951,000	$	9,222,000
Non-taxable income		(1,481,000)		(1,756,000)		(1,833,000)
State franchise tax, net of federal tax benefit		421,000		483,000		444,000
Equity compensation		(27,000)		(54,000)		(41,000)
Tax credits, net of amortization		(201,000)		(203,000)		(150,000)
Other		(26,000)		(25,000)		2,000
	$	6,184,000	$	8,396,000	$	7,644,000

Deferred tax assets and liabilities are classified in other assets and other liabilities in the consolidated balance sheets. No valuation allowance is deemed necessary for the deferred tax asset. Items that give rise to the deferred income tax assets and liabilities and the tax effect of each at December 31, 2023 and 2022 are as follows:

	2023	2022
Allowance for credit losses	$ 5,380,000	$ 3,512,000
Accrued pension and post-retirement	752,000	828,000
Unrealized loss on securities available for sale	10,520,000	11,887,000
Unrealized loss on derivative instruments	913,000	1,031,000
Unrealized loss on securities transferred from available for sale to held to maturity	15,000	17,000
Restricted stock grants	323,000	320,000
Core deposit intangible	29,000	34,000
Investment in flow through entities	99,000	87,000
Other assets	24,000	41,000
Total deferred tax asset	18,055,000	17,757,000
Net deferred loan costs	(2,599,000)	(2,285,000)
Depreciation	(2,383,000)	(2,272,000)
Goodwill	(319,000)	(267,000)
Mortgage servicing rights	(457,000)	(524,000)
Unrealized gain on derivative instruments	(993,000)	(1,176,000)
Prepaid expense	(276,000)	(252,000)
Total deferred tax liability	(7,027,000)	(6,776,000)
Net deferred tax asset	$ 11,028,000	$ 10,981,000

At December 31, 2023 and 2022, the Company held investments in four limited partnerships with related low income housing tax credits. The tax credits from the investments are estimated at $350,000 and $354,000 for the years ended December 31, 2023 and 2022, respectively, and are recorded as a reduction of income tax expense. Amortization of the investment in the limited partnership totaled $303,000 and $305,000 for the years ended December 31, 2023 and 2022, respectively, and is recognized as a component of income tax expense in the consolidated statements of income. The carrying value of these investments was $1,145,000 at December 31, 2023 and $1,448,000 at December 31, 2022, which is comprised of the Company's equity investment in the limited partnerships, and is recorded in other assets.

FASB ASC Topic 740, "Income Taxes," defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company is currently open to audit under the statute of limitations by the IRS for the years ended December 31, 2020 through 2023.

Note 10. Certificates of Deposit

The following table represents the breakdown of CDs at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Certificates of deposit < $100,000	$ 646,818,000	$ 489,793,000
Certificates $100,000 to $250,000	251,192,000	259,614,000
Certificates $250,000 and over	172,237,000	118,264,000
	$ 1,070,247,000	$ 867,671,000

At December 31, 2023, the scheduled maturities of CDs are as follows:

Year of Maturity	Less than $100,000	$100,000 and Greater	All Certificates of Deposit
2024	$ 346,826,000	$ 342,789,000	$ 689,615,000
2025	117,891,000	60,219,000	178,110,000
2026	130,906,000	13,347,000	144,253,000
2027	10,686,000	4,668,000	15,354,000
2028	40,438,000	2,406,000	42,844,000
2029 and thereafter	71,000	—	71,000
	$ 646,818,000	$ 423,429,000	$1,070,247,000

Note 11. Borrowed Funds

Borrowed funds may consist of Discount Window borrowings from the FRB, advances from the FHLB and securities sold under agreements to repurchase with municipal and commercial customers. Pursuant to collateral agreements, FHLB advances are collateralized by all stock in FHLB, qualifying first mortgage loans, U.S. Government and Agency securities not pledged to others, and funds on deposit with FHLB. All FHLB advances as of December 31, 2023 had fixed rates of interest until their respective maturity dates. Securities sold under agreements to repurchase include U.S. agencies securities and other securities. Repurchase agreements have maturity dates ranging from one to three days. The Bank also has in place $76,000,000 in credit lines with correspondent banks and a credit facility of $224,000,000 with the Federal Reserve Bank of Boston using securities, commercial loans and home equity loans as collateral. Of the correspondent bank and FRB credit lines, none were in use as of December 31, 2023.

Borrowed funds at December 31, 2023 and 2022 have the following range of interest rates and maturity dates:

As of December 31, 2023			
Federal Home Loan Bank Advances			
2024	0.00% - 5.54%	$	20,076,000
2025	0.00%		—
2026	0.00%		—
2027	0.00%		—
2028 and thereafter	0.00%		—
			20,076,000
Repurchase agreements			
Municipal and commercial customers	0.05% - 5.05%		49,576,000
		$	69,652,000
As of December 31, 2022			
Federal Home Loan Bank Advances and Federal Reserve Bank Borrowings			
2023	4.26% - 4.38%	$	38,990,000
2024	0.00%		84,000
2025	0.00%		—
2026	0.00%		—
2027 and thereafter	0.00%		—
			39,074,000
Repurchase agreements			
Municipal and commercial customers	0.05% - 3.55%		64,409,000
		$	103,483,000

Note 12. Employee Benefit Plans

401(k) Plan
The Bank has a defined contribution plan available to substantially all employees who have completed three months of service. Employees may contribute up to Internal Revenue Service determined limits and the Bank may provide a match to employee contributions not to exceed 3.0% of compensation depending on contribution level. The Plan is a safe harbor plan whereby the Bank also contributes a minimum 3.0% of annual compensation to the plan for all eligible employees. The expense related to the 401(k) plan was $1,067,000, $977,000, and $775,000 in 2023, 2022, and 2021, respectively.

Deferred Compensation and Supplemental Retirement Plan

The Bank also provides unfunded supplemental retirement benefits for certain officers, payable in installments over 20 years commencing upon retirement or death. The agreements consist of individual contracts with differing characteristics that, when taken together, do not constitute a post-retirement plan. There are no active officers eligible for these benefits. The costs for these benefits are recognized over the service periods of the participating officers in accordance with FASB ASC Topic 712, "Compensation – Nonretirement Postemployment Benefits". The expense of these supplemental plans was $57,000 in 2023, $308,000 in 2022, and $167,000 in 2021. As of December 31, 2023 and 2022, the accrued liability of these plans was $2,664,000 and $2,893,000, respectively, and is recorded in other liabilities.

Postretirement Benefit Plans

The Bank sponsors two postretirement benefit plans. One plan currently provides a subsidy for health insurance premiums to certain retired employees; these subsidies are based on years of service and range between $40 and $1,200 per month per person. The other plan provides life insurance coverage to certain retired employees and health insurance for retired directors. None of these plans are prefunded. The Company utilizes FASB ASC Topic 712 to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through OCI.

The following table sets forth the accumulated post-retirement benefit obligation and funded status:

At December 31,	2023	2022	2021
Change in benefit obligations			
Benefit obligation at beginning of year:	$ 1,050,000	$ 1,353,000	$ 1,523,000
Interest cost	48,000	33,000	29,000
Benefits paid	(79,000)	(93,000)	(93,000)
Actuarial gain	(100,000)	(243,000)	(106,000)
Benefit obligation at end of year:	$ 919,000	$ 1,050,000	$ 1,353,000
Funded status			
Benefit obligation at end of year	$ (919,000)	$ (1,050,000)	$ (1,353,000)
Unamortized gain	(384,000)	(345,000)	(133,000)
Accrued benefit cost	$(1,303,000)	$ (1,395,000)	$ (1,486,000)
Weighted average discount rate as of December 31	**4.67 %**	4.75 %	2.50 %

The following table sets forth the net periodic benefit cost:

For the years ended December 31,	2023	2022	2021
Components of net periodic benefit cost			
Interest cost	$ 48,000	$ 33,000	$ 29,000
Amortization of gains	(29,000)	—	—
Other settlement income	(33,000)	(31,000)	(9,000)
Net periodic benefit (credit) cost	$ (14,000)	$ 2,000	$ 20,000
Weighted average discount rate for net periodic cost	**4.75 %**	2.50 %	2.00 %

The measurement date for benefit obligations was as of year-end for all years presented. The estimated amount of benefits to be paid in 2024 is $84,000. For years ending 2025 through 2028, the estimated amount of benefits to be paid is $83,000, $82,000, $80,000 and $78,000, respectively, and the total estimated amount of benefits to be paid for years ended 2029 through 2032 is $338,000. Per actuarial projections, plan expense for 2024 is estimated to be $0.

In accordance with FASB ASC Topic 715, "Compensation – Retirement Benefits", amounts not yet reflected in net periodic benefit cost and included in AOCI are as follows:

At December 31,		2023		2022		Portion to Be Recognized in Income in 2024
Unamortized net actuarial gain	$	**384,000**	$	345,000	$	—
Deferred tax expense at 21%		**(81,000)**		(72,000)		—
Net unrecognized post-retirement benefits included in accumulated other comprehensive income	$	**303,000**	$	273,000	$	—

Note 13. Other Comprehensive Income (Loss)

The following table summarizes activity in the unrealized gain or loss on available for sale securities included in OCI for the years ended December 31, 2023, 2022 and 2021.

For the years ended December 31,		2023		2022		2021
Balance at beginning of year	$	**(44,718,000)**	$	(1,718,000)	$	5,009,000
Unrealized gains (losses) arising during the year		**6,510,000**		(54,424,000)		(8,492,000)
Reclassification of realized gains during the year		**—**		(7,000)		(23,000)
Related deferred taxes		**(1,367,000)**		11,431,000		1,788,000
Net change		**5,143,000**		(43,000,000)		(6,727,000)
Balance at end of year	$	**(39,575,000)**	$	(44,718,000)	$	(1,718,000)

The reclassification of realized gains is included in the net securities gains line of the consolidated statements of income and comprehensive income and the tax effect is included in the income tax expense line of the same statement.

The following table summarizes activity in the unrealized loss on securities transferred from AFS to HTM included in OCI for the years ended December 31, 2023, 2022, and 2021.

For the years ended December 31,		2023		2022		2021
Balance at beginning of year	$	**(64,000)**	$	(87,000)	$	(133,000)
Amortization of net unrealized gains		**10,000**		29,000		58,000
Related deferred taxes		**(2,000)**		(6,000)		(12,000)
Net change		**8,000**		23,000		46,000
Balance at end of year	$	**(56,000)**	$	(64,000)	$	(87,000)

The following table represents the effect of the Company's derivative financial instruments included in OCI for the years ended December 31, 2023, 2022, and 2021.

For the years ended December 31,		2023		2022		2021
Balance at beginning of year	$	**544,000**	$	—	$	(4,932,000)
Unrealized (losses) gains on cash flow hedging derivatives arising during the year		**(309,000)**		689,000		6,243,000
Related deferred taxes		**65,000**		(145,000)		(1,311,000)
Net change		**(244,000)**		544,000		4,932,000
Balance at end of year	$	**300,000**	$	544,000	$	—

The following table summarizes activity in the unrealized gain or loss on postretirement benefits included in OCI for the years ended December 31, 2023, 2022, and 2021:

For the years ended December 31,	2023		2022		2021
Unrecognized postretirement benefits at beginning of year	$ 273,000	$	105,000	$	28,000
Change in unamortized net actuarial gain	39,000		212,000		98,000
Related deferred taxes	(9,000)		(44,000)		(21,000)
Net change	30,000		168,000		77,000
Unrecognized postretirement benefits at end of year	$ 303,000	$	273,000	$	105,000

The reclassification of accumulated losses is a component of net periodic benefit cost (see Note 12) and the income tax effect is included in the income tax expense line of the consolidated statements of income and comprehensive income.

Note 14 - Financial Derivative Instruments

The Bank uses derivative financial instruments for risk management purposes and not for trading or speculative purposes. As part of its overall asset and liability management strategy, the Bank periodically uses derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Bank's interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets or liabilities so that changes in interest rates do not have a significant effect on net interest income.

The Bank recognizes its derivative instruments in the consolidated balance sheets at fair value. On the date the derivative instrument is entered into, the Bank designates whether the derivative is part of a hedging relationship (i.e., cash flow or fair value hedge). The Bank formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. The Bank also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of hedged items. Changes in fair value of derivative instruments that are highly effective and qualify as cash flow hedges are recorded in OCI. Any ineffective portion is recorded in earnings. The Bank discontinues hedge accounting when it is determined that the derivative is no longer highly effective in offsetting changes of the hedged risk on the hedged item, or management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

The details of the interest rate swap agreements are as follows:

					December 31, 2023		December 31, 2022	
Effective Date	Maturity Date	Variable Index Received	Fixed Rate Paid	Presentation on Consolidated Balance Sheet	Notional Amount	Fair Value	Notional Amount	Fair Value
Cash Flow Hedges								
4/27/2022	10/27/2023	USD-SOFR-COMPOUND	2.498%	Other Assets	$ —	$ —	$ 10,000,000	$ 187,000
4/27/2022	1/27/2024	USD-SOFR-COMPOUND	2.576%	Other Assets	10,000,000	22,000	10,000,000	233,000
4/27/2022	4/27/2024	USD-SOFR-COMPOUND	2.619%	Other Assets	10,000,000	86,000	10,000,000	269,000
01/10/2023	01/01/2026	USD-SOFR-OIS COMPOUND	3.836%	Other Assets	75,000,000	272,000	—	—
					$ 95,000,000	$ 380,000	$ 30,000,000	$ 689,000
Fair Value Hedges								
03/08/2023	03/01/2026	USD-SOFR-OIS COMPOUND	4.712%	Other Liabilities	$ 40,000,000	$ (581,000)	$ —	$ —
03/08/2023	03/01/2027	USD-SOFR-OIS COMPOUND	4.402%	Other Liabilities	30,000,000	(598,000)	—	—
03/08/2023	03/01/2028	USD-SOFR-OIS COMPOUND	4.189%	Other Liabilities	30,000,000	(678,000)	—	—
07/12/2023	08/01/2025	USD-SOFR-OIS COMPOUND	4.703%	Other Liabilities	50,000,000	(292,000)	—	—
					$150,000,000	$ (2,149,000)	$ —	$ —
Total swap agreements					$245,000,000	$ (1,769,000)	$ 30,000,000	$ 689,000

The Company would reclassify unrealized gains or losses accounted for within AOCI into earnings if the interest rate swaps were to become ineffective or the swaps were to terminate for cash flow hedges, or would amortize the gain or loss over the remaining life of the hedged instrument for fair value hedges. Amounts paid or received under the swaps are reported in interest income or interest expense in the consolidated statements of income, and reflected in net income in the consolidated statements of cash flows.

Customer loan derivatives

The Bank will enter into interest rate swaps with qualified commercial customers. Through these arrangements, the Bank is able to provide a means for a loan customer to obtain a long-term fixed rate, while it simultaneously contracts with an approved, highly-rated, third-party financial institution as counterparty to swap the fixed rate for a variable rate. Such loan level arrangements are not designated as hedges for accounting purposes, and are recorded at fair value in the Company's consolidated balance sheets.

At December 31, 2023 and 2022 there were seven customer loan swap arrangements in place, detailed below:

	Presentation on Consolidated Balance Sheet	December 31, 2023			December 31, 2022		
		Number of Positions	Notional Amount	Fair Value	Number of Positions	Notional Amount	Fair Value
Pay Fixed, Receive Variable	Other Assets	6	$ 36,286,000	$ 4,259,000	6	$ 37,411,000	$ 4,910,000
Pay Fixed, Receive Variable	Other Liabilities	1	5,048,000	(89,000)	—	—	—
Total		7	41,334,000	4,170,000	6	37,411,000	4,910,000
Receive Fixed, Pay Variable	Other Assets	1	5,048,000	89,000	—	—	—
Receive Fixed, Pay Variable	Other Liabilities	6	36,286,000	(4,259,000)	6	37,411,000	(4,910,000)
Total		7	41,334,000	(4,170,000)	6	37,411,000	(4,910,000)
Total		14	$ 82,668,000	$ —	12	$ 74,822,000	$ —

Derivative collateral

The Company has entered into a master netting arrangement with its counterparty and settles payments with the counterparty as necessary. The Bank's arrangement with its institutional counterparty requires it to post cash or other assets as collateral for its various swap contracts in a net liability position based on their fair values and the Bank's credit rating or receive cash collateral for contracts in a net asset position as requested. At December 31, 2023, there was no collateral posted on its swap contracts or required amount to be pledged.

Cessation of LIBOR

The Company adopted SOFR as its replacement reference rate index for each of the customer loan interest rate swap contracts that were tied to a LIBOR tenor. The seven contracts shown in the table immediately above have maturity dates of December 20, 2028, December 19, 2029, August 21, 2030, April 1, 2031, July 1, 2035, October 1, 2035 and October 1, 2039. The necessary actions to amend these legacy contracts to incorporate the new replacement reference rate index were undertaken during the second quarter of 2023.

Note 15. Common Stock

In 2016, the Company reserved 250,000 shares of its common stock to be made available to directors and employees who elect to participate in the stock purchase or savings and investment plans. As of December 31, 2023, 111,665 shares had been issued pursuant to these plans, leaving 138,335 shares available for future use. The issuance price is based on the market price of the stock at issuance date. Prior to 2016, the Company had reserved 700,000 shares of its common stock to be made available to directors and employees who elected to participate in the stock purchase or savings investment plans. Sales of stock to directors and employees amounted to 17,472 shares in 2023, 14,990 shares in 2022, and 12,267 shares in 2021.

In 2001, the Company established a dividend reinvestment plan to allow shareholders to use their cash dividends for the automatic purchase of shares in the Company. The plan was amended in 2018 to reflect changes in its administration. When the plan was established, 600,000 shares were registered with the Securities and Exchange Commission, and as of December 31, 2023, 331,106 shares have been issued, leaving 268,894 shares available for future issuance. Participation in this plan is optional and at the individual discretion of each shareholder. Shares are purchased for the plan from the Company at a price per share equal to the average of the daily bid and asked prices reported on the NASDAQ System for the five trading days immediately preceding, but not including, the dividend payment date. Sales of stock under the dividend reinvestment plan amounted to 14,418 shares in 2023, 11,326 shares in 2022, and 11,772 shares in 2021.

Proceeds from issuances of common stock under these plans totaled $817,000, $796,000 and $689,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 16. Stock Options and Stock-Based Compensation

At the 2020 Annual Meeting, shareholders approved the 2020 Equity Incentive Plan (the "2020 Plan"). There are 400,000 shares of common stock reserved for issuance pursuant to the 2020 Plan in connection with stock options, restricted stock awards, and other equity based awards to attract and retain the best available personnel, provide additional incentive to officers, employees, and non-employee Directors, and promote the success of the Company. Such grants and awards will be structured in a manner that does not encourage the recipients to expose the Company to undue or inappropriate risk. Options issued under the 2020 Plan qualify for treatment as incentive stock options for purposes of Section 422 of the Internal Revenue Code. Other compensation under the 2020 Plan qualifies as performance-based for purposes of Section 162(m) of the Internal Revenue Code, and satisfies NASDAQ guidelines relating to equity compensation.

As of December 31, 2023, 102,544 shares of restricted stock had been granted under the 2020 Plan, of which 83,127 shares remain restricted as of December 31, 2023 as detailed in the following table:

Year Granted	Vesting Term (In Years)	Shares	Remaining Term (In Years)
2021	3.0	25,968	0.1
2022	3.0	23,654	1.1
2022	2.5	1,250	1.1
2023	3.0	27,559	2.1
2023	2.0	2,946	1.1
2023	1.0	1,750	0.1
		83,127	1.1

The compensation cost related to these restricted stock grants was $2,394,000 and will be recognized over the vesting terms of each grant. In 2023, $820,000 of expense was recognized for these restricted shares, leaving $856,000 in unrecognized expense as of December 31, 2023. In 2022, $809,000 of expense was recognized for restricted shares, leaving $796,000 in unrecognized expense as of December 31, 2022.

Note 17. Earnings Per Share

The following table provides detail for basic earnings per share (EPS) and diluted (EPS) for the years ended December 31, 2023, 2022 and 2021:

	Income (Numerator)	Shares (Denominator)		Per-Share Amount
For the year ended December 31, 2023				
Net income as reported	$ 29,518,000			
Basic EPS: Income available to common shareholders	29,518,000	10,998,041	$	2.68
Effect of dilutive securities: restricted stock		83,847		
Diluted EPS: Income available to common shareholders plus assumed conversions	$ 29,518,000	11,081,888	$	2.66
For the year ended December 31, 2022				
Net income as reported	$ 38,990,000			
Basic EPS: Income available to common shareholders	38,990,000	10,931,328	$	3.56
Effect of dilutive securities: restricted stock		99,330		
Diluted EPS: Income available to common shareholders plus assumed conversions	$ 38,990,000	11,030,658	$	3.53
For the year ended December 31, 2021				
Net income as reported	$ 36,269,000			
Basic EPS: Income available to common shareholders	36,269,000	10,903,844	$	3.33
Effect of dilutive securities: restricted stock		83,335		
Diluted EPS: Income available to common shareholders plus assumed conversions	$ 36,269,000	10,987,179	$	3.30

All EPS calculations have been made using the weighted average number of shares outstanding during the period. The dilutive securities are shares of restricted stock granted to certain key members of Management. The dilutive number of shares has been calculated using the treasury method, assuming that all granted stock was vested at the end of each period.

Note 18. Regulatory Capital Requirements

The ability of the Company to pay cash dividends to its shareholders depends primarily on receipt of dividends from its subsidiary, the Bank. The Bank may pay dividends to its parent out of so much of its net income as the Bank's directors deem appropriate, subject to the limitation that the total of all dividends declared by the Bank in any calendar year may not exceed the total of its net income of that year combined with its retained net income of the preceding two years and subject to minimum regulatory capital requirements. The amount available for dividends in 2024 will be 2024 earnings plus retained earnings of $41,545,000 from 2023 and 2022.

The payment of dividends by the Company is also affected by various regulatory requirements and policies, such as the requirements to maintain adequate capital. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), that authority may require, after notice and hearing, that such bank cease and desist from that practice. The Federal Reserve Bank and the Comptroller of the Currency have each indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve Bank, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

In addition to the effect on the payment of dividends, failure to meet minimum capital requirements can also result in mandatory and discretionary actions by regulators that, if undertaken, could have an impact on the Company's operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. The net unrealized gain or loss on securities available for sale is generally not included in computing regulatory capital. The Company maintains its capital in accordance with the Basel III regulatory capital framework as approved by the federal banking agencies. To avoid limitations on capital distributions, including dividend payments, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. As of December 31, 2023, the Company's capital conservation buffer was 5.66%, and met the minimum requirement of 2.5%.

As of December 31, 2023, the most recent notification from the Office of the Comptroller of the Currency classified the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since this notification that Management believes have changed the Bank's category.

The actual and minimum capital amounts and ratios for the Bank are presented in the following table:

	Actual	For capital adequacy purposes	To be well-capitalized under prompt corrective action provisions
As of December 31, 2023			
Tier 2 capital to	$275,588,000	$161,881,000	$202,351,000
risk-weighted assets	13.62 %	8.00 %	10.00 %
Tier 1 capital to	$250,289,000	$121,410,000	$161,881,000
risk-weighted assets	12.37 %	6.00 %	8.00 %
Common equity Tier 1 capital to	$250,289,000	$ 91,058,000	$131,528,000
risk-weighted assets	12.37 %	4.50 %	6.50 %
Tier 1 capital to	$250,289,000	$118,891,000	$148,614,000
average assets	8.43 %	4.00 %	5.00 %
As of December 31, 2022			
Tier 2 capital to	$257,671,000	$152,467,000	$190,583,000
risk-weighted assets	13.52 %	8.00 %	10.00 %
Tier 1 capital to	$240,848,000	$114,350,000	$152,467,000
risk-weighted assets	12.64 %	6.00 %	8.00 %
Common equity Tier 1 capital to	$240,848,000	$ 85,762,000	$123,879,000
risk-weighted assets	12.64 %	4.50 %	6.50 %
Tier 1 capital to	$240,848,000	$109,451,000	$136,814,000
average assets	8.81 %	4.00 %	5.00 %

The actual and minimum capital amounts and ratios for the Company, on a consolidated basis, are presented in the following table:

	Actual	For capital adequacy purposes	To be well-capitalized under prompt corrective action provisions
As of December 31, 2023			
Tier 2 capital to	$276,402,000	$161,881,000	n/a
risk-weighted assets	13.66 %	8.00 %	n/a
Tier 1 capital to	$251,278,000	$121,410,000	n/a
risk-weighted assets	12.42 %	6.00 %	n/a
Common equity Tier 1 capital to	$251,278,000	$ 91,058,000	n/a
risk-weighted assets	12.42 %	4.50 %	n/a
Tier 1 capital to	$251,278,000	$116,727,000	n/a
average assets	8.61 %	4.00 %	n/a
As of December 31, 2022			
Tier 2 capital to	$258,855,000	$152,467,000	n/a
risk-weighted assets	13.58 %	8.00 %	n/a
Tier 1 capital to	$242,032,000	$114,350,000	n/a
risk-weighted assets	12.70 %	6.00 %	n/a
Common equity Tier 1 capital to	$242,032,000	$ 85,762,000	n/a
risk-weighted assets	12.70 %	4.50 %	n/a
Tier 1 capital to	$242,032,000	$107,442,000	n/a
average assets	9.01 %	4.00 %	n/a

Note 19. Off-Balance-Sheet Financial Credit Exposures and Contractual Obligations

Contractual Obligations

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, commitments for unused lines of credit, and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Commitments for unused lines of credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the borrower. The Bank did not incur any losses on its commitments in 2023, 2022 or 2021.

Standby letters of credit are conditional commitments issued by the Bank to guarantee a customer's performance to a third party, with the customer being obligated to repay (with interest) any amounts paid out by the Bank under the letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2023 and 2022, the Bank had the following off-balance-sheet financial instruments, whose contract amounts represent credit risk:

As of December 31,	2023	2022
Unused lines, collateralized by residential real estate	$ 106,858,000	$ 105,637,000
Other unused commitments	132,190,000	113,175,000
Standby letters of credit	5,493,000	5,063,000
Commitments to extend credit	75,899,000	100,508,000
Total	$ 320,440,000	$ 324,383,000

The Bank grants residential, commercial and consumer loans to customers principally located in the Mid-Coast and Down East regions of Maine. Collateral on these loans typically consists of residential or commercial real estate, or personal property. Although the loan portfolio is diversified, a substantial portion of borrowers' ability to honor their contracts is dependent on the economic conditions in the area, especially in the real estate sector.

Derivative Financial Instruments Designated as Hedges
As part of its overall asset and liability management strategy, the Bank periodically uses derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Bank's interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets and/or liabilities so that change in interest rates does not have a significant adverse effect on net interest income. Derivative instruments that Management periodically uses as part of its interest rate risk management strategy may include interest rate swap agreements, interest rate floor agreements, and interest rate cap agreements.

At December 31, 2023, the Bank had three outstanding off-balance sheet, derivative instruments, designated as cash flow hedges and four off-balance sheet, derivative instruments, designated as asset hedges. These derivative instruments were interest rate swap agreements, with notional principal amounts totaling $95,000,000 and $150,000,000, respectively, and an unrealized loss of $1,397,000, net of taxes. The notional amounts and net unrealized gain (loss) of the financial derivative instruments do not represent exposure to credit loss. The Bank is exposed to credit loss only to the extent the counterparty defaults in its responsibility to pay interest under the terms of the agreements. The credit risk in derivative instruments is mitigated by entering into transactions with highly-rated counterparties that Management believes to be creditworthy and by limiting the amount of exposure to each counter-party. At December 31, 2023, the Bank's derivative instrument counterparties had a composite credit rating of "A-" based upon the ratings of several major credit rating agencies. The interest rate swap agreements were entered into by the Bank to limit its exposure to rising interest rates.

The Bank also enters into swap arrangements with qualified loan customers as a means to provide these customers with access to long-term fixed interest rates for borrowings, and simultaneously enters into a swap contract with an approved third-party financial institution. The terms of the contracts are designed to offset one another resulting in there being neither a net gain or a loss. The notional amounts of the financial derivative instruments do not represent exposure to credit loss. The Bank is exposed to credit loss only to the extent that either counter-party defaults in its responsibility to pay interest under the terms of the agreements. Credit risk is mitigated by prudent underwriting of the loan customer and financial institution counterparties. As of December 31, 2023, the Bank had seven customer loan swap contracts in place with a total notional value of $82,668,000.

Note 20. Fair Value Disclosures

Certain assets and liabilities are recorded at fair value to provide additional insight into the Company's quality of earnings. Some of these assets and liabilities are measured on a recurring basis while others are measured on a nonrecurring basis, with the determination based upon applicable existing accounting pronouncements. For example, securities available for sale are recorded at fair value on a recurring basis. Other assets, such as other real estate owned and IAL, are recorded at fair value on a nonrecurring basis using the lower of cost or market methodology to determine impairment of individual assets. The Company groups assets and liabilities, which are recorded at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with level 1 considered highest and level 3 considered lowest). A brief description of each level follows:

Level 1 - Valuation is based upon quoted prices for identical instruments in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation includes use of discounted cash flow models and similar techniques.

The fair value methods and assumptions for the Company's financial instruments and other assets measured at fair value are set forth below.

Investment Securities
The fair values of investment securities are estimated by independent providers using a market approach with observable inputs, including matrix pricing and recent transactions. In obtaining such valuation information from third parties, the Company has evaluated their valuation methodologies used to develop the fair values in order to determine whether the valuations are representative of an exit price in the Company's principal markets. The Company's principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets. Fair values are calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. If these considerations had been incorporated into the fair value estimates, the aggregate fair value could have been changed. The carrying values of restricted equity securities approximate fair values. As such, the Company classifies investment securities as Level 2.

Loans
Fair values are estimated for portfolios of loans are based on an exit pricing notion. The fair values of performing loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest risk inherent in the loan. The estimates of maturity are based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions, and the effects of estimated prepayments. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information. Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, Management has no basis to determine whether the fair value presented above would be indicative of the value negotiated in an actual sale. As such, the Company classifies loans as Level 3, except for certain IAL. Fair values of IAL are based on estimated cash flows and are discounted using a rate commensurate with the risk associated with the estimated cash flows, or if collateral dependent, discounted to the appraised value of the collateral as determined by reference to sale prices of similar properties, less costs to sell. As such, the Company classifies IAL for which a specific reserve results in a fair value measure as Level 2. All other IAL are classified as Level 3.

Other Real Estate Owned
Real estate acquired through foreclosure is initially recorded at fair value. The fair value of other real estate owned is based on property appraisals and an analysis of sales prices of similar properties currently available. As such, the Company records other real estate owned as nonrecurring Level 2.

Mortgage Servicing Rights
Mortgage servicing rights represent the value associated with servicing residential mortgage loans. Servicing assets and servicing liabilities are reported using the amortization method and compared to fair value for impairment. In evaluating the fair values of mortgage servicing rights, the Company obtains third party valuations based on loan level data including note rate, type and term of the underlying loans. As such, the Company classifies mortgage servicing rights as Level 2.

Time Deposits
The fair value of maturity deposits is based on the discounted value of contractual cash flows using a replacement cost of funds approach. The discount rate is estimated using the cost of funds borrowing rate in the market. As such, the Company classifies deposits as Level 2.

Borrowed Funds
The fair value of borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for borrowings of similar remaining maturities. As such, the Company classifies borrowed funds as Level 2.

Derivatives
The fair value of interest rate swaps is determined using inputs that are observable in the market place obtained from third parties including yield curves, publicly available volatilities, and floating indexes and, accordingly, are classified as Level 2 inputs. The credit value adjustments associated with derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. As of December 31, 2023 and 2022, the Company has

assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives due to collateral postings.

Customer Loan Derivatives

The valuation of the Company's customer loan derivatives is obtained from a third-party pricing service and is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of master netting arrangements and any applicable credit enhancements, such as collateral postings.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on Management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax asset, premises and equipment, and other real estate owned. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following tables present the balances of assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2023 and 2022.

	At December 31, 2023			
	Level 1	Level 2	Level 3	Total
Securities available for sale				
U.S. Government-sponsored agencies	$ —	$ 19,830,000	$ —	$ 19,830,000
Mortgage-backed securities	—	224,597,000	—	224,597,000
State and political subdivisions	—	34,645,000	—	34,645,000
Asset-backed securities	—	2,981,000	—	2,981,000
Total securities available for sale	—	282,053,000	—	282,053,000
Interest rate swap agreements	—	380,000	—	380,000
Customer loan interest swap agreements	—	4,348,000	—	4,348,000
Total interest rate swap agreements	—	4,728,000	—	4,728,000
Total assets	$ —	$ 286,781,000	$ —	$ 286,781,000

	At December 31, 2023			
	Level 1	Level 2	Level 3	Total
Interest rate swap agreements	$ —	$ 2,149,000	$ —	$ 2,149,000
Customer loan interest swap agreements	—	4,348,000	—	4,348,000
Total liabilities	$ —	$ 6,497,000	$ —	$ 6,497,000

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Securities available for sale				
U.S. Government-sponsored agencies	$ —	$ 19,147,000	$ —	$ 19,147,000
Mortgage-backed securities	—	228,676,000	—	228,676,000
State and political subdivisions	—	33,191,000	—	33,191,000
Asset-backed securities	—	3,495,000	—	3,495,000
Total securities available for sale	—	284,509,000	—	284,509,000
Interest rate swap agreements	—	689,000	—	689,000
Customer loan interest swap agreements	—	4,910,000	—	4,910,000
Total interest rate swap agreements	—	5,599,000	—	5,599,000
Total assets	$ —	$ 290,108,000	$ —	$ 290,108,000

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Customer loan interest swap agreements	$ —	$ 4,910,000	$ —	$ 4,910,000
Total liabilities	$ —	$ 4,910,000	$ —	$ 4,910,000

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

The following tables present assets measured at fair value on a nonrecurring basis that have had a fair value adjustment since their initial recognition. Mortgage servicing rights are presented at fair value with no impairment reserve at at December 31, 2023 and 2022. The Company had no other real estate owned or related allowance at December 31, 2023 and 2022. Only collateral-dependent IAL with a related specific ACL or a partial charge off are included in IAL for purposes of fair value disclosures. IAL below are presented net of specific allowances of $19,000 and $135,000 at December 31, 2023 and 2022, respectively.

	At December 31, 2023			
	Level 1	Level 2	Level 3	Total
Mortgage servicing rights	$ —	$ 3,583,000	$ —	$ 3,583,000
Individually analyzed loans	—	285,000	—	285,000
Total assets	$ —	$ 3,868,000	$ —	$ 3,868,000

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Mortgage servicing rights	$ —	$ 3,734,000	$ —	$ 3,734,000
Individually analyzed loans	—	20,000	—	20,000
Total assets	$ —	$ 3,754,000	$ —	$ 3,754,000

Fair Value of Financial Instruments

FASB ASC Topic 825, "Financial Instruments," requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, if the fair values can be reasonably determined. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques using observable inputs when available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

This summary excludes financial assets and liabilities for which carrying value approximates fair values and financial instruments that are recorded at fair value on a recurring basis. Financial instruments for which carrying values approximate fair value include cash equivalents, interest-bearing deposits in other banks, demand, NOW, savings and money market deposits. The estimated fair value of demand, NOW, savings and money market deposits is the amount payable on demand at the reporting date. Carrying value is used because the accounts have no stated maturity and the customer has the ability to withdraw funds immediately.

The carrying amounts and estimated fair values for financial instruments as of December 31, 2023 were as follows:

As of December 31, 2023	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Financial assets					
Securities to be held to maturity (net of allowance for credit losses)	$ 385,235,000	$ 338,570,000	$ —	$ 338,570,000	$ —
Loans (net of allowance for credit losses)					
Commercial					
Real estate	699,537,000	658,732,000	—	—	658,732,000
Construction	86,695,000	81,638,000	—	—	81,638,000
Other	443,944,000	431,067,000	—	—	431,067,000
Municipal	51,089,000	46,806,000	—	—	46,806,000
Residential					
Term	669,864,000	595,033,000	—	285,000	594,748,000
Construction	31,740,000	31,131,000	—	—	31,131,000
Home equity line of credit	103,400,000	102,858,000	—	—	102,858,000
Consumer	19,155,000	16,963,000	—	—	16,963,000
Total loans	2,105,424,000	1,964,228,000	—	285,000	1,963,943,000
Mortgage servicing rights	2,177,000	3,583,000	—	3,583,000	—
Financial liabilities					
Local certificates of deposit	$ 293,466,000	$ 362,555,000	$ —	$ 362,555,000	$ —
National certificates of deposit	776,781,000	699,919,000	—	699,919,000	—
Total certificates of deposit	1,070,247,000	1,062,474,000	—	1,062,474,000	—
Repurchase agreements	49,576,000	49,462,000	—	49,462,000	—
Other borrowed funds	20,076,000	20,074,000	—	20,074,000	—
Total borrowed funds	69,652,000	69,536,000	—	69,536,000	—

The carrying amounts and estimated fair values for financial instruments as of December 31, 2022 were as follows:

As of December 31, 2022	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Financial assets					
Securities to be held to maturity	$ 393,896,000	$ 339,011,000	$ —	$ 339,011,000	$ —
Loans (net of allowance for credit losses)					
Commercial					
Real estate	692,541,000	669,752,000	—	—	669,752,000
Construction	92,994,000	89,934,000	—	—	89,934,000
Other	315,917,000	312,219,000	—	20,000	312,199,000
Municipal	40,439,000	38,069,000	—	—	38,069,000
Residential					
Term	611,350,000	558,274,000	—	—	558,274,000
Construction	49,686,000	44,410,000	—	—	44,410,000
Home equity line of credit	75,416,000	78,878,000	—	—	78,878,000
Consumer	19,883,000	18,142,000	—	—	18,142,000
Total loans	1,898,226,000	1,809,678,000	—	20,000	1,809,658,000
Mortgage servicing rights	2,493,000	3,734,000	—	3,734,000	—
Financial liabilities					
Local certificates of deposit	$ 291,152,000	$ 275,658,000	$ —	$ 275,658,000	$ —
National certificates of deposit	576,519,000	569,883,000	—	569,883,000	—
Total certificates of deposit	867,671,000	845,541,000	—	845,541,000	—
Repurchase agreements	64,409,000	64,289,000	—	64,289,000	—
Other borrowed funds	39,074,000	39,064,000	—	39,064,000	—
Total borrowed funds	103,483,000	103,353,000	—	103,353,000	—

Note 21. Other Operating Income and Expense

There were no items within Other Operating Income that totaled more than 1% of revenues. Other operating expense includes the following items greater than 1% of revenues:

For the years ended December 31,	2023	2022	2021
Other operating expense			
Advertising and marketing expense	$ 1,187,000	$ 1,296,000	$ 1,181,000
ATM and interchange expense	1,714,000	1,568,000	1,446,000
Other loan expenses	5,000	627,000	2,198,000

Note 22. Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of Management, will have no material effect on the Company's consolidated financial statements.

Note 23. Reclassifications

Certain items from prior years were reclassified in the financial statements to conform with the current year presentation. These do not have a material impact on the balance sheet or statement of income presentations.

Note 24. Condensed Financial Information of Parent

Condensed financial information for The First Bancorp, Inc. exclusive of its subsidiary is as follows:

Balance Sheets

As of December 31,	2023	2022
Assets		
Cash and cash equivalents	$ 667,000	$ 879,000
Dividends receivable	3,750,000	3,600,000
Investment in subsidiary	214,531,000	200,180,000
Goodwill	27,559,000	27,559,000
Other assets	460,000	466,000
Total assets	**$ 246,967,000**	$ 232,684,000
Liabilities and shareholders' equity		
Dividends payable	$ 3,884,000	$ 3,755,000
Other liabilities	4,000	6,000
Total liabilities	3,888,000	3,761,000
Shareholders' equity		
Common stock	111,000	110,000
Additional paid-in capital	70,071,000	68,435,000
Retained earnings	172,897,000	160,378,000
Total shareholders' equity	243,079,000	228,923,000
Total liabilities and shareholders' equity	**$ 246,967,000**	$ 232,684,000

Statements of Income

For the years ended December 31,		2023		2022		2021
Other operating income	$	—	$	3,000	$	—
Total income		—		3,000		—
Other operating expense		1,202,000		1,166,000		1,148,000
Total expense		1,202,000		1,166,000		1,148,000
Loss before income taxes and Bank earnings		(1,202,000)		(1,163,000)		(1,148,000)
Applicable income taxes		(279,000)		(299,000)		(269,000)
Loss before Bank earnings		(923,000)		(864,000)		(879,000)
Equity in earnings of Bank						
Remitted		14,750,000		14,000,000		13,400,000
Unremitted		15,691,000		25,854,000		23,748,000
Net income	$	29,518,000	$	38,990,000	$	36,269,000

Statements of Cash Flows

For the years ended December 31,		2023		2022		2021
Cash flows from operating activities:						
Net income	$	29,518,000	$	38,990,000	$	36,269,000
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity compensation expense		820,000		809,000		856,000
Increase in other assets		6,000		(35,000)		(71,000)
(Increase) decrease in dividends receivable		(150,000)		(400,000)		200,000
Increase in dividends payable		129,000		227,000		115,000
Increase in other liabilities		(2,000)		1,000		5,000
Unremitted earnings of Bank		(15,691,000)		(25,854,000)		(23,748,000)
Net cash provided by operating activities		14,630,000		13,738,000		13,626,000
Cash flows from financing activities:						
Purchase of common stock		(250,000)		(277,000)		(253,000)
Proceeds from sale of common stock		817,000		796,000		689,000
Dividends paid		(15,409,000)		(14,779,000)		(13,948,000)
Net cash used in financing activities		(14,842,000)		(14,260,000)		(13,512,000)
Net increase (decrease) in cash and cash equivalents		(212,000)		(522,000)		114,000
Cash and cash equivalents at beginning of year		879,000		1,401,000		1,287,000
Cash and cash equivalents at end of year	$	667,000	$	879,000	$	1,401,000

Note 25. New Accounting Pronouncements

Adoption of New Accounting Standards: On January 1, 2023, the Company adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as loans, such as loan commitments, standby letters of credit and certain lines of credit. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.

The Company adopted ASC 326 using the modified retrospective method for all financial assets, measured at amortized cost, and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. On adoption, the Company recognized an increase in the ACL on held to maturity securities of $438,000, an increase to the ACL on loans of $6,210,000, and an increase to the reserve for off-balance sheet commitments of $1,297,000. The net, after-tax impact of the increases of the allowances for credit losses and reserve for off-balance sheet commitments was a net decrease to retained earnings of $6,277,000 shown in the Consolidated Statements of Changes in Stockholders Equity. Additional details can be found in Notes 3, 5 and 6.

The following table illustrates the impact of adopting ASC 326 at January 1, 2023:

	As Reported Under ASC 326	Pre-ASC 326 Adoption	Impact of ASC 326 Adoption
Assets:			
Allowance for credit losses on debt securities			
Held-to-maturity			
State and political subdivisions	$ 229,000	$ —	$ 229,000
Corporate securities	209,000	—	209,000
Loans			
Commercial			
Real estate owner occupied	256,623,000		256,623,000
Real estate non-owner occupied	363,660,000		363,660,000
Real estate		699,340,000	(699,340,000)
Construction	93,907,000	93,907,000	—
C&I	319,359,000	319,359,000	—
Multifamily	79,057,000	—	79,057,000
Municipal	40,619,000	40,619,000	—
Residential			
Term	597,404,000	613,919,000	(16,515,000)
Construction	49,907,000	49,907,000	—
Home Equity			
Revolving and term	93,075,000	76,560,000	16,515,000
Consumer	21,063,000	21,063,000	—
Allowance for credit losses on loans	22,933,000	16,723,000	6,210,000
Liabilities:			
Allowance for credit losses on off-balance sheet credit exposures	$ 1,397,000	$ 100,000	$ 1,297,000

In March 2023, the FASB issued ASU No. 2023-02, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. This ASU expands the use of proportional amortization method of accounting — currently allowed only for investments in low-income housing tax credit (LIHTC) structures — to equity investments in other tax credit structures that meet certain criteria. The proportional amortization method results in (1) the tax credit investment being amortized in proportion to the allocation of tax credits and other tax benefits in each period and (2) net presentation within the income tax line item. The ASU is effective beginning in 2024 for calendar year-end public business entities. Adoption is not expected to have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires public business entities, such as the Company, to provide enhanced disclosures on the amount of income taxes paid disaggregated by type and jurisdiction. Adoption is required for annual periods beginning after December 15, 2024 and is not expected to have a material impact on the Company's consolidated financial statements.

Note 26. Quarterly Information

The following tables provide unaudited financial information by quarter for each of the past two years:

Dollars in thousands except per share data	2022Q1	2022Q2	2022Q3	2022Q4	2023Q1	2023Q2	2023Q3	2023Q4
Balance Sheets								
Cash and cash equivalents	$ 22,051	$ 23,453	$ 27,408	$ 22,728	$ 27,458	$ 25,077	$ 29,894	$ 31,942
Interest-bearing deposits in other banks	18,427	22,871	65,786	3,693	2,773	3,978	38,366	3,488
Investments	690,198	681,430	665,174	678,405	680,087	668,342	672,346	667,288
Restricted equity securities	5,402	4,720	4,514	3,883	3,874	5,227	3,860	3,385
Net loans and loans held for sale	1,691,982	1,772,843	1,841,588	1,898,226	1,959,389	2,037,488	2,056,806	2,105,424
Other assets	120,547	125,037	130,595	132,243	138,239	134,703	142,867	135,171
Total assets	$ 2,548,607	$ 2,630,354	$ 2,735,065	$ 2,739,178	$ 2,811,820	$ 2,874,815	$ 2,944,139	$ 2,946,698
Deposits	$ 2,158,539	$ 2,252,022	$ 2,369,949	$ 2,378,877	$ 2,466,701	$ 2,499,862	$ 2,599,937	$ 2,599,662
Borrowed funds	133,712	126,588	118,343	103,483	83,881	114,481	82,993	69,652
Other liabilities	22,710	24,059	26,856	27,895	32,777	28,469	34,544	34,305
Shareholders' equity	233,646	227,685	219,917	228,923	228,461	232,003	226,665	243,079
Total liabilities & equity	$ 2,548,607	$ 2,630,354	$ 2,735,065	$ 2,739,178	$ 2,811,820	$ 2,874,815	$ 2,944,139	$ 2,946,698
Income and Comprehensive Income Statements								
Interest income	$ 20,533	$ 21,431	$ 23,991	$ 27,080	$ 28,914	$ 31,184	$ 33,254	$ 34,822
Interest expense	1,913	2,733	4,627	7,596	11,439	15,259	17,300	18,969
Net interest income	18,620	18,698	19,364	19,484	17,475	15,925	15,954	15,853
Provision (reduction) for credit losses	450	450	400	450	550	151	(200)	683
Net interest income after provision for credit losses	18,170	18,248	18,964	19,034	16,925	15,774	16,154	15,170
Non-interest income	4,232	4,080	4,715	3,847	3,569	3,870	3,891	4,107
Non-interest expense	10,650	10,172	11,371	11,711	10,850	10,715	11,006	11,187
Income before taxes	11,752	12,156	12,308	11,170	9,644	8,929	9,039	8,090
Income taxes	2,047	2,159	2,217	1,973	1,673	1,535	1,565	1,411
Net income	$ 9,705	$ 9,997	$ 10,091	$ 9,197	$ 7,971	$ 7,394	$ 7,474	$ 6,679
Basic earnings per share	$ 0.89	$ 0.91	$ 0.92	$ 0.84	$ 0.73	$ 0.67	$ 0.68	$ 0.60
Diluted earnings per share	$ 0.88	$ 0.91	$ 0.91	$ 0.83	$ 0.72	$ 0.67	$ 0.67	$ 0.60
Other comprehensive income (loss), net of tax								
Net unrealized gain (loss) on securities available for sale	$ (18,343)	$ (12,734)	$ (14,866)	$ 2,943	$ 4,181	$ (3,244)	$ (10,071)	$ 14,277
Net unrealized gain on securities transferred from available for sale to held to maturity	9	5	6	3	4	1	1	2
Net unrealized gain (loss) on cash flow hedging derivative instruments	—	146	354	44	(2,736)	2,872	730	(1,110)
Unrecognized gain on postretirement benefit costs	—	—	—	168	—	—	—	30
Other comprehensive income (loss)	$ (18,334)	$ (12,583)	$ (14,506)	$ 3,158	$ 1,449	$ (371)	$ (9,340)	$ 13,199
Comprehensive income (loss)	$ (8,629)	$ (2,586)	$ (4,415)	$ 12,355	$ 9,420	$ 7,023	$ (1,866)	$ 19,878

Note 27. Acquisitions and Intangible Assets

On December 11, 2020, the Company acquired a branch at 1B Belmont Avenue, Belfast, Maine from Bangor Savings Bank. The acquisition added to its existing book of business in Belfast and Waldo County. The Company has leveraged having a physical presence in Belfast and the base of new customers to grow its loan and deposit share in the market. There were no acquisitions in 2022 or 2023.

The core deposit intangible related to the FNB Bankshares acquisition was fully amortized in 2015. The core deposit intangible related to the Rockland branch acquisition was fully amortized in 2022. The core deposit intangible related to the Belfast branch acquisition is being amortized on a straight-line basis over ten years. Annual amortization expense for 2023 and 2022 was $26,000, and the amortization expense for each year until fully amortized (presently expected to be 2031) will be $26,000. The Belfast core deposit intangible is being amortized on a straight-line basis as the Company does not expect significant run off in the core deposits.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
The First Bancorp, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The First Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2023, due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses on Loans and Off-Balance Sheet Credit Exposures

As described in Notes 1, 5 and 6 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $2,129,454,000 and related allowance for credit losses of $24,030,000, off-balance sheet credit exposures of $140,054,000, and related allowance for credit losses on off-balance sheet exposures of $1,255,000 as of December 31, 2023. The Company's allowance for credit losses on loans and off-balance sheet credit exposures are material and complex estimates requiring significant management judgment in the evaluation of the credit quality and the estimation of inherent losses within the loan portfolio and off-balance sheet credit exposures.

The allowance for credit losses on loans represents the Company's estimate of expected credit losses over the expected life of the loans at the balance sheet date. The allowance for credit losses on loans is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis.

For reserves measured on a collective (pool) basis, the Company uses the discounted cash flow method to estimate expected credit losses for all loan pools. For each of the loan segments, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, and loss rates. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical benchmark data. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime loss rates.

The Company also incorporates a reasonable and supportable forecast period, which reverts back to a historical loss rate. The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level that represents the sum of expected losses to determine the estimated allowance for credit losses on loans. The allowance for credit losses on loans evaluation also considers various qualitative factors, including changes in policy and/or underwriting standards, actual or expected changes in economic trends and conditions, changes in the nature and volume of the portfolio, changes in credit and lending staff/administration, problem loan trends, credit risk concentrations, loan review results, changes in the value of underlying collateral for loans, and changes in the regulatory and business environment.

The allowance for credit losses on off-balance sheet credit exposures represents the estimate of probable credit losses inherent in unfunded commitments to extend credit as of the balance sheet date. Unfunded commitments to extend credit include unused portions of lines of credit, commitments to originate loans and standby and commercial letters of credit. The process used to determine the allowance for credit losses for these exposures is consistent with the process for determining the allowance for credit losses on loans, as adjusted for estimated funding probabilities.

Changes in these judgments and assumptions could have a material effect on the Company's financial results. Auditing these complex judgments and assumptions involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed. The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding of the relevant controls related to the allowance for credit losses on loans and tested such controls for design and operating effectiveness, including those over approval of key data inputs including forecasted economic scenarios, loss drivers and qualitative factors including validation of underlying data.

- Evaluating the reasonableness of judgments, assumptions, and sources of data used by management in forming its expected cash flow streams by analyzing data used in developing the judgments and assumptions, including assessment of whether there were additional sources of data relevant to the loan portfolio not used by management.

- Comparing the judgments and assumptions documented by management to the allowance for credit loss model for consistency.

- Evaluating the appropriateness of inputs and factors that the Company used in forming the qualitative loss factors and assessing whether such inputs and factors were relevant, reliable, and reasonable for the purpose used.

f. Evaluating the appropriateness of estimated funding probabilities used in the calculation of the allowance for credit losses on off-balance sheet credit exposures.

g. Evaluating the appropriateness of specific reserves for individually analyzed loans.

h. Verifying the mathematical accuracy and computation of the allowance for credit losses on loans and off-balance sheet credit exposures by re-performing or independently calculating significant elements of the allowance for credit losses on loans and off-balance sheet credit exposures based on relevant source documents.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as the Company's auditor since 1993.

Berry Dunn McNeil & Parker, LLC

Berry Dunn McNeil & Parker, LLC

Firm ID 136
Portland, Maine
March 8, 2024

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), as of December 31, 2023, the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company's Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. In designing and evaluating the Company's disclosure controls and procedures, the Company and its Management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company's Management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Also, based on Management's evaluation, there was no change in the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company reviews its disclosure controls and procedures, which may include its internal controls over financial reporting, on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that the Company's systems evolve with its business.

Management's Annual Report on Internal Control over Financial Reporting

The Management of the Company is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this Form 10-K. Management is also responsible for establishing and maintaining adequate internal control over financial reporting and for identifying the framework used to evaluate its effectiveness. Management has designed processes, internal control and a business culture that foster financial integrity and accurate reporting. The Company's comprehensive system of internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements of the Company in accordance with generally accepted accounting principles. The Company's accounting policies and internal control over financial reporting, established and maintained by Management, are under the general oversight of the Company's Board of Directors, including the Board of Directors' Audit Committee.

Management has made a comprehensive review, evaluation, and assessment of the Company's internal control over financial reporting as of December 31, 2023. The standard measures adopted by Management in making its evaluation are the measures in the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon its review and evaluation, Management concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective and that there were no material weaknesses.

Berry Dunn McNeil & Parker, LLC, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Form 10-K, has issued its written audit report on the Company's internal control over financial reporting which precedes this report.

Tony C. McKim, President and Director
(Principal Executive Officer)
March 8, 2024

Richard M. Elder, Treasurer and Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)
March 8, 2024

ITEM 9B. Other Information

None

ITEM 10. Directors, Executive Officers and Corporate Governance

Information with respect to directors and executive officers of the Company required by Item 10 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2024 and is incorporated herein by reference.

ITEM 11. Executive Compensation

Information with respect to executive compensation required by Item 11 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2024 and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to security ownership of certain beneficial owners and Management and related stockholder matters required by Item 12 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2024 and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence required by Item 13 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2024 and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

Information with respect to principal accounting fees and services required by Item 14 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2024 and is incorporated herein by reference.

ITEM 15. Exhibits and Financial Statement Schedules – A. Exhibits

Exhibit 3.2 Amendment to the Registrant's Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed under item 5.03 on May 1, 2008).

Exhibit 3.3 Amendment to the Registrant's Articles of Incorporation (incorporated by reference to the Definitive Proxy Statement for the Company's 2008 Annual Meeting filed on March 14, 2008).

Exhibit 3.4 Amendment to the Registrant's Articles of Incorporation authorizing issuance of preferred stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on December 29, 2008).

Exhibit 3.5 Conformed Copy of the Company's Bylaws (incorporated by reference to Exhibit 3.5 to the Company's Form 10-K filed March 10, 2017).

Exhibit 3.6 Amendment to the Company's Bylaws (incorporated by reference to Exhibit 3.6 to the Company's Form 8-K filed under item 5.03 on December 20, 2019).

Exhibit 4.1 Description of Capital Stock (filed herewith).

Exhibit 10.1 Director Split Dollar Insurance Plan and Specimen Agreement dated January 1, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed under item 1.01 on October 25, 2017).

Exhibit 10.2 Executive Split Dollar Insurance Plan and Specimen Agreement dated January 1, 2016 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed under item 1.01 on October 25, 2017).

Exhibit 10.3 Amendments dated November 8, 2019, to the Restricted Stock Agreements of an Executive Officer dated January 29, 2015, January 28, 2016, January 26, 2017, and January 4, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed under Part II Item 4A on November 12, 2019).

Exhibit 10.4 Branch Purchase and Assumption Agreement between the Bank and Bangor Savings Bank for the purchase of a bank branch, loans and deposits at 1B Belmont Ave, Belfast, Maine (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 6, 2020).

Exhibit 14.1 Code of Ethics for Senior Financial Officers, adopted by the Board of Directors on September 19, 2003 (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K filed on March 15, 2006).

Exhibit 14.2 Code of Business Conduct and Ethics, adopted by the Board of Directors on August 25, 2022 (incorporated by reference to Exhibit 14.2 to the Company's Form 10-K filed on March 10, 2023).

Exhibit 19.1 Insider Trading Policy, adopted by the Board of Directors on February 29, 2024 (filed herewith).

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 31.1 Certification of Chief Executive Officer Pursuant to Rule 13A-14(A) of The Securities Exchange Act of 1934

Exhibit 31.2 Certification of Chief Financial Officer Pursuant to Rule 13A-14(A) of The Securities Exchange Act of 1934

Exhibit 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

Exhibit 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

Exhibit 97.1 Clawback Policy, adopted by the Board of Directors on July 27, 2023 (filed herewith).

Exhibit 101.INS XBRL Instance Document
Exhibit 101.SCH XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.LAB XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
Exhibit 101.DEF XBRL Taxonomy Extension Definitions Linkbase
Exhibit 104.Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

THIS PAGE INTENTIONALLY LEFT BLANK

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE FIRST BANCORP, INC.



Tony C. McKim, President
March 8, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



Tony C. McKim, President and Director
(Principal Executive Officer)
March 8, 2024

Richard M. Elder, Treasurer and Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)
March 8, 2024

Bruce A. Tindal, Director and Chairman of the Board
March 8, 2024

Robert B. Gregory, Director
March 8, 2024

Renee W. Kelly, Director
March 8, 2024

Cornelius Russell, Director
March 8, 2024

Stuart G. Smith, Director
March 8, 2024

Kimberly S. Swan, Director
March 8, 2024



F. Stephen Ward, Director
March 8, 2024

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of The First Bancorp, Inc. and Subsidiary, we hereby consent to the incorporation by reference in the registration statements No. 333-209156 and 333-238258 on Form S-8 and No. 333-64308 on Form S-3 of our report dated March 8, 2024, with respect to the consolidated balance sheets of The First Bancorp, Inc. and Subsidiary as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the effectiveness of internal control over financial reporting as of December 31, 2023, which reports appear in the December 31, 2023 annual report on Form 10-K of The First Bancorp, Inc.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
March 8, 2024

Exhibit 31.1 Certification of Chief Executive Officer

I, Tony C. McKim, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The First Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors:
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves Management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 8, 2024



Tony C. McKim
President and Chief Executive Officer

Exhibit 31.2 Certification of Chief Financial Officer

I, Richard M. Elder, Treasurer and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The First Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors:
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves Management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 8, 2024

Richard M. Elder
Treasurer and Chief Financial Officer

Exhibit 32.1 Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350

The undersigned officer of The First Bancorp, Inc. (the "Company") hereby certifies that the Company's annual report on Form 10-K for the period ended December 31, 2023 to which this certification is being furnished as an exhibit (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification is provided pursuant to 18 U.S.C. Section 1350 and Item 601(b)(32) of Regulation S-K ("Item 601(b)(32)") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act. In accordance with clause (ii) of Item 601(b)(32), this certification (A) shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and (B) shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Date: March 8, 2024

Tony C. McKim
President and Chief Executive Officer

Exhibit 32.2 Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350

The undersigned officer of The First Bancorp, Inc. (the "Company") hereby certifies that the Company's annual report on Form 10-K for the period ended December 31, 2023 to which this certification is being furnished as an exhibit (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification is provided pursuant to 18 U.S.C. Section 1350 and Item 601(b)(32) of Regulation S-K ("Item 601(b)(32)") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act. In accordance with clause (ii) of Item 601(b)(32), this certification (A) shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and (B) shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Date: March 8, 2024

Richard M. Elder
Treasurer and Chief Financial Officer

Exhibit 4.1 Description of Capital Stock

DESCRIPTION OF CAPITAL STOCK

A brief summary of the material terms of our capital stock is set forth below. The description is qualified in its entirety by reference to our Articles of Incorporation, as amended (the "Articles") and our Bylaws, as amended (the "Bylaws") that are filed as exhibits to the Form 10-K of which this Exhibit is a part. The following description of our capital stock and provisions of our Articles and Bylaws is only a summary of such provisions and instruments and does not purport to be complete. As used in this Exhibit, the terms "Company", "we", "our", and other similar references refer only to The First Bancorp, Inc. and not its subsidiary.

Authorized Capital Stock

Our authorized capital stock consists of 18,000,000 shares of common stock (the "common stock") and 1,000,000 shares of serial preferred stock (the "preferred stock"). The number of authorized shares of our common stock and our preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of a majority of our stock entitled to vote. At this time, we have no shares of preferred stock issued or outstanding.

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms and provisions of our common stock.

General

Under our Articles, we have authority, without further stockholder action, to provide for the issuance of up to 18,000,000 shares of common stock. We may amend our Articles from time to time to increase the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of our stock entitled to vote.

As December 31, 2023, we had 11,098,057 shares of common stock issued and outstanding. In addition, we have reserved 1,250,000 shares potentially issuable in the future, including 850,000 shares for employee benefit and dividend reinvestment plans of which 442,771 shares have been issued and are included in the outstanding share total, and 400,000 shares for the 2020 Equity Incentive Plan of which 102,544 shares have been issued and included in the outstanding share total. All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. Thus, the full price for the outstanding shares of common stock will have been paid at issuance and any holder of our common stock will not be later required to pay us any additional money for such common stock. Our common stock is listed on NASDAQ under the symbol "FNLC".

Dividends

Subject to the preferential rights of any class or series of stock that may be issued in the future, holders of shares of our common stock will be entitled to receive dividends, if and when they are authorized and declared by our board of directors, out of assets that we may legally use to pay dividends. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Our ability to pay dividends on our common stock:

• Depends primarily upon the ability of our subsidiary, First National Bank, to pay dividends or otherwise transfer funds to us; and

• Is subject to policies established by the Federal Reserve Board.

Voting Rights

Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of common stock have the exclusive power to vote on all matters presented to our stockholders, including the election of directors. Holders of common stock are entitled to one vote per share. Generally, matters to be voted on by our stockholders must be approved by a majority of the votes cast at a meeting of stockholders in which a quorum is present, subject to state law. Subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, directors are elected by the vote of the holders of a majority of the outstanding shares of stock entitled to vote at a meeting in which directors are elected.

Other Rights

Subject to the preferential rights of any class or series of stock that may be issued in the future, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Maine law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Board Terms, Special Meetings and Other Matters

All of our directors are elected for a one-year term. Our bylaws set forth advance notice provisions with respect to stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders or special meeting of stockholders called by our board of directors for that purpose. Our bylaws also specify various requirements as to the timing, form and content of a stockholder's notice. Maine law provides that special meetings of shareholders of the Company may be called only by a majority of the board of directors, by the person or persons authorized to do so by the Articles or Bylaws or if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting sign, date and deliver a demand for the meeting to the Company. Section 702 of the Maine Business Corporation Act provides that special meetings of shareholders may be called only (i) by a majority of the board of directors, (ii) by the person or persons authorized to do so by the Articles or Bylaws, or (iii) by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. We may amend our Articles to fix a lower percentage, or a higher percentage not exceeding 25% of all the votes entitled on any issue proposed to be considered, of the requisite holders to call a special meeting. Applicable provisions of Maine law provide that shareholders may take action by written consent in lieu of a meeting, provided that the written consent is signed by all holders of shares entitled to vote at a meeting. These provisions may diminish the likelihood that a potential acquiror would make an offer for our common stock or that there would otherwise be a change in control of the Company.

Maine Anti-Takeover Laws

We are subject to the provisions of Section 1109 of Chapter 11 of the Maine Business Corporation Act, an anti-takeover law. In general, this statute prohibits a publicly-held Maine corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either (1) the interested shareholder obtains the approval of the board of directors prior to becoming an interested shareholder or (2) the business combination is approved, subsequent to the date of the transaction in which the person becomes an interested shareholder, by the Board of Directors of the Maine corporation and authorized by the holders of a majority of the outstanding voting stock of the corporation not beneficially owned by that "interested stockholder" or any affiliate or associate thereof or by persons who are either directors or officers and also employees of the corporation. An interested shareholder is any person, firm or entity that is directly or indirectly the beneficial owner of 25% or more of the outstanding voting stock of the corporation, other than by reason of a revocable proxy given in response to a proxy solicitation conducted in accordance with the Exchange Act which is not then reportable on a Schedule 13D under the Exchange Act. We may at any time amend our Articles or Bylaws, by vote of the holders of at least 66 2/3% of our voting stock, to elect not to be governed by Section 1109. We also are subject to the provisions of Section 1110 of the Maine Business Corporation Act, entitled "Right of shareholders to receive payment for shares following control transaction." Section 1110 of the Maine Business Corporation Act generally provides shareholders of a Maine corporation which has a class of voting shares registered or traded on a national securities exchange or registered under the Exchange Act with the right to demand payment of an amount equal to the fair value of each voting share in the corporation held by the shareholder from a person or group of persons which became a "controlling person," which generally is defined to mean an individual, firm or entity (or group thereof) which has voting power over at least 25% of the outstanding voting shares of the corporation. Such a demand must be submitted to the "controlling person" within 30 days after the "controlling person" provides required notice to the shareholders of the acquisition or transactions which resulted in such person or group becoming a "controlling person."

DESCRIPTION OF PREFERRED STOCK

As of December 31, 2023, we had 1,000,000 shares of serial preferred stock authorized and available for issuance. Following is a description of the material terms and provisions of our preferred stock. Any series of preferred stock we would issue in the future will be governed by our Articles, including the amendment relating to such series of preferred stock, and our Bylaws. We would file an amendment to our Articles for each series of preferred stock to be issued by us.

We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series in an amendment to our Articles relating to that series, including:

- The title and stated value;
- The number of authorized shares in the series;
- The liquidation preference per share;
- The purchase price;
- The dividend rate, period and payment date, and method of calculation for dividends, if any;
- g. Whether any dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
- h. The provisions for a sinking fund, if any;
- i. The provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;
- i. Whether the preferred stock will be convertible into our common stock and, if applicable, the conversion price, or how it will be calculated, and the conversion period, and any related anti-dilution adjustments or other similar provisions;
- Whether the preferred stock will be exchangeable into debt securities and, if applicable, the exchange price or how it will be calculated, and the exchange period, and any related anti-dilution adjustments or other similar provisions;
- Voting rights, if any, of the preferred stock;
- Restrictions on transfer, sale or other assignment, if any;
- The relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs.
- Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and
- Any specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

Section 1004 of the Maine Business Corporation Act provides that the holders of each class or series of stock will have the right to vote separately as a class on certain amendments to our articles of incorporation that would affect the class or series of preferred stock, as applicable. This right is in addition to any voting rights that may be provided for in our Articles.

Exhibit 19.1 The First Bancorp, Inc. Insider Trading Policy

THE FIRST BANCORP, INC.
INSIDER TRADING POLICY

Purpose

    This Insider Trading Policy (the "Policy") provides guidelines with respect to transactions in the common stock of The First Bancorp, Inc. (the "Company") and the handling of confidential information about the Company or its subsidiary, First National Bank (the "Bank"), and the companies with which the Bank does business. The Company's Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade in securities on the basis of that information.

Persons Subject to the Policy

    This Policy applies to all officers, directors and employees of the Company or the Bank. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by this Policy, as described below.

Transactions Subject to the Policy

    This Policy applies to transactions in the Company's common stock, options to purchase the Company's common stock or any other type of securities that the Company may issue, as well as transactions in securities issued by other entities where the person engaging in the transaction uses information obtained while working for the Company or the Bank.

Individual Responsibility

    Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company or the Bank and to not engage in transactions in Company stock while in possession of material nonpublic information about the Company or the Bank. Persons subject to this Policy must not engage in illegal trading and must also avoid the appearance of improper trading. Each individual is responsible for making sure that they comply with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy.

    In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company and the Bank for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations".

Administration of the Policy

    The Senior Executive Assistant shall serve as the primary Compliance Officer for the purposes of this Policy, and in their absence, the Chief Financial Officer or another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

Statement of Policy

    It is the policy of the Company that no director, officer, other employee of the Company or the Bank, or any other person designated by this Policy or by the Compliance Officer as subject to this Policy who is aware of material nonpublic information relating to the Company or the Bank may, directly, or indirectly through family members or other persons or entities:

1. Engage in transactions in Company stock, except as otherwise specified in this Policy under the headings "Transactions Under Company Plans" or "Transactions Not Involving a Purchase or Sale";
2. Recommend the purchase or sale of Company stock;
3. Disclose material nonpublic information to persons within the Company or the Bank whose jobs do not require them to have that information, or outside of the Company or the Bank to other persons, including but not limited to family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company or the Bank; or
4. Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer, other employee of the Company or the Bank, or any other person designated as subject to this Policy who, in the course of working for the Company or the Bank learns of material non-public information about a company with which the Bank does business, including a customer or vendor of the Bank, may trade in that company's securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's and the Bank's reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price when publicly disclosed or known, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- Projections of or expectations for future earnings or losses, or other earnings guidance;

- Changes to previously announced earnings guidance, or the decision to suspend the announcement of earnings guidance;

- A pending or proposed merger, acquisition or tender offer;

- A pending or proposed acquisition or disposition of a significant asset;

- A Company or Bank restructuring;

- A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

- Borrowings or other financing transactions out of the ordinary course;

- The establishment of a repurchase program for Company stock;

- A change in the Bank's revenues or cost structure;

- Major marketing changes;

- A change in management;

–   A change in auditors or notification that the auditor's reports may no longer be relied upon;

–   Pending or threatened significant litigation or regulatory investigation or proceedings, or the resolution of such litigation or proceedings;

–   Impending bankruptcy or the existence of severe liquidity problems, or pending default under a material agreement or other obligation;

–   The gain or loss of a significant customer or vendor;

–   A significant cybersecurity incident, such as a data breach; or

–   The imposition of an event-specific restriction on trading in Company stock or the securities of another company or the extension or termination of such restriction.

When Information is considered Nonpublic. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones "broad tape", newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC's website.

By contrast, information would likely not be considered widely disseminated if it is available only to the Company's or the Bank's employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the trading day after the day on which the information is released.

If, for example, the Company were to make an announcement on a Monday, you should not trade in Company stock until Tuesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Transactions by Family Members & Others

This Policy applies to your family members who reside with you (including spouse, child, child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company stock are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company stock (collectively referred to as "Family Members").

You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company stock; and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Member.

Transactions by Entities that You or Family Members Influence or Control

This Policy applies to any entities that you or your Family Members influence or control, including any corporations, limited liability companies, partnerships or trusts (collectively referred to as "Controlled Entities"), and transactions by these Controlled Entities should be treated for the purpose of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option for cash consideration pursuant to the Company plans. This Policy does apply, however, to any sale of stock as part of a cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock nor the automatic deduction of shares by the Company from stock awards to satisfy the minimum statutory tax withholding liability upon the vesting of restricted stock award. The policy does apply, however, to any open market sale of vested shares, including to satisfy tax liabilities.

401(k) Plan. This Policy does not apply to the purchase of Company stock in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election.

This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. It should be noted that sales of Company stock from a 401(k) account is also subject to Rule 144, and therefore affiliates of the Company for Rule 144 purposes should ensure that a Form 144 is filed when required.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company stock in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company stock resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Company stock purchased pursuant to the plan.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company stock under the Company's dividend reinvestment plan resulting from your reinvestment of dividends paid on Company stock. This policy does apply, however, to voluntary purchases of Company stock resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company stock purchased pursuant to the plan.

Transaction Not Involving a Purchase or Sale

Bona fide gifts of Company stock are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company stock while the officer, employee or director is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified below under the heading "Additional Procedures" and the sale by the recipient of the Company stock occurs during a blackout period. For Section 16 purposes, bona fide gifts require a Form 4 filing within two business days. Further, transactions in mutual funds that are invested in Company stock are not transactions subject to this Policy.

Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company's policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company's preferences as described below:

Short-Term Trading. Short-term trading of Company stock may be distracting to the person and may unduly focus the person on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, officer or other employee of the Company or the Bank who purchases Company stock in the open market may not sell any Company stock of the same class during the six months following the purchase (or vice versa).

Short Sales. Short sales of Company stock *(i.e.,* the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the stock will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company stock are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

Options Trading. Options trading may be distracting to the person and may unduly focus the person on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, officer or other employee of the Company or the Bank are prohibited from buying or selling puts or calls or other derivative securities on the Company stock.

Hedging. Hedging and other monetization transactions may evidence an expectation on the part of the holder of the Company stock that the stock will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, hedging transactions may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, any director, officer or other employee of the Company or the Bank may not enter hedging or monetization transactions or similar arrangements with respect to Company stock.

Special Transactions

While the Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions, the Company has also determined that certain types of transactions may be necessary from time to time to provide flexibility to the persons subject to this policy while maintaining alignment with the long-term goals of the Company.

Margin Accounts and Pledged Securities. Securities held in margin accounts as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Company stock, directors, officers and other employees are prohibited from holding Company stock in a margin account or otherwise pledging Company stock as collateral for a loan, unless prior consent is obtained from the Company's Compliance Officer. In the event that securities are held in margin accounts for collateral or pledged as collateral, directors, officers and other employees should be aware that they may be personally subject to civil or criminal penalties, or both, in the event the shares are sold without their consent during a blackout period.

Standing and Limit Orders. Standing and limit orders create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company stock. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading "Additional Procedures".

Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. The Additional Procedures are applicable only to those individuals described below.

Pre-Clearance Procedures. Any Director, Executive Management Team member, Senior Vice President, Vice President or any other person designated by the Compliance Officer from time to time, as well as the Family Members and Controlled Entities of such persons is subject to these procedures and may not engage in any transaction in Company stock without first obtaining pre-clearance of the transaction from the Compliance Officer.

A request for pre-clearance should be submitted to the Compliance Officer at least one business day in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is not granted, then they should refrain from initiating any transaction in Company stock and should not inform any other person of the restriction. Unless revoked or otherwise limited by a blackout period, a grant of permission will be effective for three trading days after permission is granted. If the transaction does not occur within those three days, pre-clearance of the transaction must be re-requested.

When a request for pre-clearance is made, the requestor should carefully consider whether they may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether they have effected any non-exempt "opposite-way" transactions within the past six months, and should be prepared to report the proposed transaction to the SEC on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale. Under no circumstance may a person trade while aware of material nonpublic information about the Company or the Bank. Thus, if a person becomes aware of material nonpublic information after receiving pre-clearance but before the trade has been executed, they must not effect the pre-cleared transaction.

Quarterly Trading Restrictions. All officers, directors and employees of the Company or the Bank may not conduct any transactions involving the Company's stock (other than as specified by this Policy) during a "Blackout Period" beginning one week prior to the end of each fiscal quarter and ending on the first business day following the date of the public release of the Company's earnings results for that quarter. In other words, these persons may only conduct transactions in Company stock during the "Window Period" beginning on the first business day following the public release of the Company's quarterly earnings and ending one (1) week prior to the close of the next fiscal quarter.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company or the Bank and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Company stock. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company stock even sooner than the typical Blackout Period described above.

In that situation, the Compliance Officer may notify these persons that they should not trade in the Company's stock, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "Transactions Under Company Plans" and "Transactions Not Involving a Purchase or Sale."

Post-Termination Transactions

This Policy continues to apply to transactions in Company stock even after termination of service to the Company or the Bank. If an individual is in possession of material nonpublic information about the

Company or the Bank when their service terminates, that individual may not trade in Company stock until that information has become public or is no longer material.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information about the Company, the Bank or other entities having business dealings with the Bank, or the disclosure of material nonpublic information to others who then trade in the Company's stock (or the securities of such other entity), is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment.

While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer, who can be reached by telephone at 207-563-3195 x2011 or by e-mail at Carrie.Warren@thefirst.com.

Certification

All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy. Employees and directors who become subject to this Policy after its effective date will certify their understanding of, and intent to comply with, this Policy within thirty days of becoming subject to this Policy.

Certification

I certify that:

1. **I have read and understand the Company's Insider Trading Policy (the "Policy"). I understand that the Compliance Officer is available to answer any questions I have regarding the Policy.**

2. **Since the date the Policy became effective, or such shorter period of time that I have been an employee of the Company, I have complied with the Policy.**

3. **I will continue to comply with the Policy for as long as I am subject to the Policy.**

Print name: _____

Signature: _____

Date: _____

Exhibit 97.1 The First Bancorp, Inc. Clawback Policy

THE FIRST BANCORP, INC.
CLAWBACK POLICY

Introduction

The Compensation Committee (the "**Compensation Committee**") of the Board of Directors (the "**Board**") of The First Bancorp, Inc. (the "**Company**") has adopted this policy (the "**Policy**") which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "**Exchange Act**"). [This policy is not intended to replace, supersede, modify or amend any other clawback or similar policies the Company may have in place from time to time.][1]

Administration

This Policy shall be administered by the Compensation Committee (or by the Board as described herein). Any determinations made by the Compensation Committee (or the Board) with respect to the Policy shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, [as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed,][2] [and such other senior executives who may from time to time be deemed subject to the Policy by the Compensation Committee or the Board][3] (each a "**Covered Executive**" and collectively the "**Covered Executives**").

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee or the Board will require reimbursement or forfeiture of any excess Incentive Compensation, as defined below, received by any Covered Executive during the three completed fiscal years immediately preceding the earliest date on which the Company is required to prepare an accounting

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[1] NTD: To confirm whether FNLC intends to have this policy replace the existing clawback language in its STI plan. The two are not inconsistent with each other (this policy is more broadly applicable as required by the applicable SEC rule and NASDAQ listing standard) and certainly can co-exist if that is the desired approach.

[2] NTD: To confirm desired approach to describing executive officers subject to the policy. The applicable SEC rule and NASDAQ listing standards describe/define "executive officer" with more precision but including a reference to these rules rather than specifying seems cleaner (and provides flexibility in the event of any future amendments). Specifically, the applicable SEC rule and NASDAQ listing standards clarify that the policy must apply to an issuer's current and former executive officers, meaning individuals who meet the definition of "officer" under Rule 16a-1(f) of the Exchange Act and therefore would include the issuer's president, principal financial officer, principal accounting officer, any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance) and any other person (including executive officers of a subsidiary) who performs similar policy-making functions (other than policy-making functions that are not significant). Furthermore, executive officers subject to the policy must include, at minimum, the executive officers identified by the issuer in its Form 10-K or annual proxy statement pursuant to Item 401(b) of Regulation S-K.

[3] NTD: This additional language is not necessary to comply with the SEC and NASDAQ requirements but could be included in order to provide flexibility moving forward if desired. If the goal is to simply adopt a compliant policy, this bracketed language should be deleted.

restatement, whether by an action of the Board or a court, regulator or some other legally authorized body (the "**Recoupment Period**").

For these purposes, Incentive Compensation shall be deemed to be received by a Covered Executive in the Company's fiscal year during which the Financial Reporting Measure (as defined below) specified in the incentive-based compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal year.

Incentive Compensation

For purposes of this Policy, "**Incentive Compensation**" means any compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including:

Annual bonuses and other short- and long-term cash incentives.

Stock options.

Stock appreciation rights.

Restricted stock.

Restricted stock units.

Performance shares.

Performance units.

"**Financial Reporting Measures**" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Compensation Committee or the Board, and must be computed without regard to taxes paid.

If the Compensation Committee or the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The Board shall document and the Company shall retain documentation of the determination of such reasonable estimate and provide such documentation to the exchange on which the Company's securities are listed.

Method of Recoupment

The Compensation Committee or the Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder reasonably promptly, which method may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee or the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.

Effective Date

Notwithstanding the Recoupment Period, this Policy shall be effective as of October 2, 2023 (the "**Effective Date**") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after the Effective Date.

Amendment; Termination

The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Compensation Committee or the Board may terminate this Policy at any time.

Other Recoupment Rights

The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Compensation Committee or the Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee or the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Adopted by the Compensation Committee on [MONTH] [DAY], 2023

Shareholder Information

Common Stock Prices and Dividends

The common stock of The First Bancorp, Inc. (ticker symbol FNLC) trades on the NASDAQ Global Select Market. The following table reflects the high and low prices of actual sales in each quarter of 2023 and 2022. Such quotations do not reflect retail mark-ups, mark-downs or brokers' commissions.

	2023		2022	
	High	Low	High	Low
1st Quarter	$30.84	$25.31	$36.80	$29.08
2nd Quarter	27.87	22.50	30.97	27.52
3rd Quarter	27.66	22.78	31.37	27.54
4th Quarter	29.16	22.33	32.05	27.42

The last known transaction of the Company's stock during 2023 was on December 31 at $28.22 per share. There are no warrants outstanding with respect to the Company's common stock. The Company has no securities outstanding which are convertible into common equity. The table below sets forth the cash dividends declared in the last two fiscal years:

Date Declared	Amount Per Share	Date Payable
March 31, 2022	$0.320	April 22, 2022
June 30, 2022	$0.340	July 22, 2022
September 21, 2022	$0.340	October 21, 2022
December 15, 2022	$0.340	January 20, 2023
March 30, 2023	$0.340	April 20, 2023
June 29, 2023	$0.350	July 20, 2023
September 28, 2023	$0.350	October 20, 2023
December 21, 2023	$0.350	January 19, 2024

Pending Legal Proceedings

There are no material pending legal proceedings to which the Company or the Bank is the party or to which any of its property is subject, other than routine litigation incidental to the business of the Bank. None of these proceedings is expected to have a material effect on the financial condition of the Company or of the Bank.

Annual Meeting

The Annual Meeting of the Shareholders of The First Bancorp, Inc. will be held virtually Wednesday, April 24, 2024 at 11:00 a.m. Eastern Daylight Time.

Annual Report on Form 10-K

The Annual Report on Form 10-K to be filed with the Securities and Exchange Commission is available online at the Commission's website: www.sec.gov. Shareholders may obtain a written copy, without charge, upon written request to the address listed below.

Accessing Reports Online

The Company's 2024 proxy materials may be accessed online at: http://materials.proxyvote.com/31866P.
The First Bancorp, Inc.'s website address is https://investors.thefirst.com. All press releases, SEC filings and other reports or information issued by the Company are available at this website, as well as the Company's Code of Ethics for Senior Financial Officers, the Company's Code of Business Conduct and Ethics, Audit Committee Charter, Nominating Committee Charter, and Compensation Committee Charter. All SEC filings are accessible at the Commission's website: www.sec.gov.

Corporate Headquarters

Contact:
Richard M. Elder, Chief Financial Officer
The First Bancorp, Inc.
223 Main Street, P.O. Box 940
Damariscotta, Maine 04543
207-563-3195; 1-800-564-3195

Transfer Agent

Changes of address or title should be directed to:
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
1-800-685-4509
shareholder@broadridge.com

Independent Certified Public Accountants

Berry Dunn McNeil & Parker, LLC
2211 Congress St
Portland, ME 04102

Corporate Counsel

Pierce Atwood LLP, Attorneys
254 Commercial Street, Merrill's Wharf
Portland, Maine 04101



The First Bancorp, Inc.
Post Office Box 940
223 Main Street
Damariscotta, Maine 04543
https://investors.thefirst.com